

2023 Annual Report

EXPLANATORY NOTE

Body and Mind Inc. (the "Company") is hereby furnishing a copy of its Annual Report on Form 10-K for the fiscal year ended July 31, 2023 (the "2023 Form 10-K"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on November 14, 2023, in satisfaction of the requirement to provide its shareholders with an "annual report to security holders" pursuant to Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended. You are encouraged to review such information together with any subsequent information that the Company has filed with the SEC after the filing of the 2023 Form 10-K, including, but not limited to, the Company's Definitive Proxy Statement for the 2024 annual meeting of stockholders enclosed herewith.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: **July 31, 2023**

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______to _______.

Commission file number: 000-55940

BODY AND MIND INC.

(Exact name of registrant as specified in its charter)

Nevada	**98-1319227**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 – 1095 West Pender Street
Vancouver, British Columbia, Canada V6E 2M6
(Address of principal executive offices)

Issuer's telephone number **(800) 361-6312**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol (s)**	**Name of each exchange on which registered**
N/A	N/A	N/A

Securities registered under Section 12(g) of the Exchange Act:

Common Shares, $0.0001 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☒	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter ($0.07 on January 31, 2023) was approximately $9,147,980.

The registrant had 146,636,974 common shares outstanding as of November 13, 2023.

TABLE OF CONTENTS

REFERENCES

As used in this Annual Report on Form 10-K (the "**Annual Report**"): (i) the terms the "Registrant", "we", "us", "our", "Body and Mind", "BaM" and the "Company" mean Body and Mind Inc. or as the context requires, collectively with its consolidated subsidiaries; (ii) "SEC" refers to the Securities and Exchange Commission; (iii) "Securities Act" refers to the United States Securities Act of 1933, as amended; (iv) "Exchange Act" refers to the United States Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements." These statements appear in a number of places in this Annual Report and documents included herein and include statements regarding Body and Mind's intent, belief or current expectation and that of Body and Mind's officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause Body and Mind's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. These statements are based on Body and Mind's current plans and are subject to risks and uncertainties, and as such Body and Mind's actual future activities and results of operations may be materially different from those set forth in the forward-looking statements. Any or all of the forward-looking statements in this Annual Report may turn out to be inaccurate and as such, you should not place undue reliance on these forward-looking statements. Body and Mind has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The forward-looking statements can be affected by assumptions that prove to be inaccurate, or by known or unknown risks and uncertainties due to a number of factors, including dependence on key personnel, competitive factors, the operation of Body and Mind's intended business, and general economic conditions in the United States and Canada. These forward-looking statements speak only as of the date on which they are made. Body and Mind assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws. In addition, Body and Mind cannot assess the impact of each factor on its intended business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Body and Mind or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this Annual Report. Important factors that you should also consider, include, but are not limited to, the factors discussed under "Risk Factors" in this Annual Report.

PART I

ITEM 1. BUSINESS

Description of Business

Body and Mind is a multi-state cannabis operator, which has retail, distribution, cultivation, and/or processing operations in Nevada, California, Arkansas, Ohio and Illinois. The company is also engaged in the development of retail licenses in Illinois and New Jersey.

Our platform approach to expansion focuses on limited license states and jurisdictions, entering new markets through lower cost license applications and opportunistic/targeted acquisitions.

We have developed the marquis lifestyle "Body and Mind" brand in Nevada with strong penetration into dispensaries. The Body and Mind brand appeals to a wide range of cannabis consumers with products including flower, oils, extracts (wax, live resin, ambrosia) and edibles.

We have a track record of producing award-winning cannabis products and we have success with winning licenses in new states and jurisdictions.

We are a Nevada corporation that, through our wholly-owned subsidiary, Nevada Medical Group, LLC ("**NMG**"), are engaged in the cultivation and production of medical and adult-use recreational marijuana products. NMG produces cannabis flower, oil extracts and edibles under license in the state of Nevada, which are available for sale under the brand name "Body and Mind" in dispensaries in Nevada.

We, through our indirect 60% owned subsidiary NMG San Diego, LLC ("NGM SD") have been operating the San Diego BaM Body and Mind branded dispensary, which received all licenses, permits and authorizations to conduct medical and adult-use commercial cannabis retail operations, and which dispensary opened in July 2020.

We, through our indirect wholly-owned subsidiary NMG Long Beach, LLC ("**NMG LB**"), have been managing the BaM Body and Mind branded Long Beach dispensary since early August 2019. NMG LB received all approvals for final transfer of the licenses required to operate the medical and adult-use cannabis retail dispensary in Long Beach which was acquired by NMG LB at the end of August 2020, and the final formal closing matters are expected to close soon.

We, through our indirect wholly-owned subsidiary NMG IL 4, LLC ("**NMG IL 4**"), pending regulatory approval of the ownership change, manage and operate the BaM Body and Mind branded Markham, IL dispensary since April 25, 2023. Formal regulatory approval of the ownership transfer is expected soon.

In Cathedral City, California, we had received a manufacturing and distribution licenses in 2021, however, upon evaluation of the expansion opportunity for a cultivation and manufacturing facility, we have decided to not advance this project any further and have let the licenses expire without renewal.

We, through our wholly owned subsidiary, DEP Nevada, Inc., a Nevada corporation ("**DEP**"), acquired Canopy Monterey Bay, LLC ("**Canopy**") in December 2022, which owns and operates The Reef by Body and Mind retail dispensary in the limited license jurisdiction of Seaside, California.

In Arkansas, we through NMG, manage the "BaM Body and Mind" branded medical marijuana dispensary including cultivation in West Memphis, Arkansas, which opened in April 27, 2020 and the cultivation commenced operations on April 6, 2021.

We, through our indirect subsidiary, BaM Body and Mind Dispensary NJ, Inc., own a New Jersey corporation, which leases a New Jersey retail location in Lawrenceville with local cannabis-use approval. The subsidiary has been advancing its state license application and has received formal planning committee approval on the site plan, commenced design and architectural plans for the leased retail location.

Our common stock is listed on the Canadian Securities Exchange under the symbol "BAMM" and our common stock is posted for trading on the OTCQB Venture Market under the symbol "BMMJ."

Our head office located at 750 – 1095 West Pender Street, Vancouver, British Columbia, Canada V6E 2M6.

Intercorporate Relationships

The following is a list of all of our subsidiaries and the corresponding date of acquisition or organization and the ownership interest of each. All of our subsidiaries are directly or indirectly owned by us:

Name of Entity	Place of Incorporation/Formation	Ownership Interest	Date of Acquisition or formation
DEP Nevada Inc.[(1)]	Nevada, USA	100%	August 10, 2017
Nevada Medical Group, LLC[(2)]	Nevada, USA	100%	November 14, 2017
NMG Long Beach, LLC[(3)]	California, USA	100%	December 18, 2018
NMG Cathedral City, LLC[(4)]	California, USA	100%	January 4, 2019
NMG San Diego, LLC[(5)]	California, USA	60%	January 30, 2019
NMG Ohio LLC[(6)]	Ohio, USA	100%	April 27, 2017
NMG OH 1, LLC[(7)]	Ohio, USA	100%	January 30, 2020
NMG OH P1, LLC[(8)]	Ohio, USA	100%	January 30, 2020
NMG MI 1, Inc.[(9)]	Michigan, USA	100%	June 24, 2021
NMG MI P1 Inc.[(10)]	Michigan, USA	100%	June 24, 2021
NMG MI C1 Inc[(11)]	Michigan, USA	100%	June 24, 2021
Canopy Monterey Bay, LLC[(10)]	California, USA	100%	November 30, 2021
NMG CA P1, LLC[(13)]	California, USA	100%	January 7, 2020
NMG CA C1, LLC[(14)]	California, USA	100%	October 7, 2020
BaM Body and Mind Dispensary NJ, Inc.[(15)]	New Jersey, USA	100%	December 21, 2022
NMG IL 4, LLC[(16)]	Illinois, USA	100%	April 25, 2023

Notes:
(1) DEP Nevada Inc. is a wholly-owned subsidiary of Body and Mind Inc.
(2) Nevada Medical Group, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(3) NMG Long Beach, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(4) NMG Cathedral City, LLC was a wholly-owned subsidiary of DEP Nevada, Inc. and was dissolved on March 8, 2022.
(5) NMG San Diego, LLC is a 60% owned subsidiary of DEP Nevada, Inc.
(6) NMG Ohio LLC is a wholly-owned subsidiary of Nevada Medical Group LLC
(7) NMG OH 1, LLC is a wholly-owned subsidiary of DEP Nevada, Inc., which has been sold to a third party purchaser effective October 17, 2023.
(8) NMG OH P1, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(9) NMG MI 1, Inc. is a wholly-owned subsidiary of DEP Nevada, Inc., which has been sold to a third party purchaser effective June 13, 2023.
(10) NMG MI P1, Inc. is a wholly-owned subsidiary of DEP Nevada, Inc.
(11) NMG MI C1 Inc. is a wholly-owned subsidiary of DEP Nevada, Inc.
(12) Canopy Monterey Bay, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(13) NMG CA P1, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(14) NMG CA C1, LLC is a wholly-owned subsidiary of DEP Nevada, Inc.
(15) BaM Body and Mind Dispensary NJ, Inc. (formerly, CraftedPlants NJ Corp.) is a wholly-owned subsidiary of DEP Nevada, Inc.

(16) NMG IL 4, LLC is a wholly-owned subsidiary of DEP Nevada, Inc., pending regulatory approval.

Incorporation and Early Corporate History

We were incorporated on November 5, 1998 in the State of Delaware under the name Concept Development Group, Inc. In May 2004, we acquired 100% of Kaleidoscope Venture Capital, Inc. (formerly Vocalscape Networks, Inc.) and changed our name to Vocalscape, Inc. In November 2005, we changed our name to Nevstar Precious Metals Inc. In September 2008, we changed our name to Deploy Technologies Inc. ("**Deploy Tech**") and effective November 14, 2017, we changed our name to Body and Mind, Inc. ("**Body and Mind**").

On September 15, 2010, we incorporated a wholly-owned subsidiary, Deploy Acquisition Corp. ("**Deploy**") under the laws of the State of Nevada, USA. On September 17, 2010, Deploy completed a merger with Deploy Tech, its former parent company, pursuant to which Deploy was the surviving corporation and assumed all the assets, obligations and commitments of Deploy Tech. Upon the completion of the merger Deploy assumed the name "Deploy Technologies Inc." and all of the issued and outstanding common stock of Deploy Tech was automatically converted into and became Deploy's – that is, our Company's issued and outstanding common stock.

On May 10, 2011, we registered as an extra-provincial company in British Columbia, and on September 30, 2011, we filed a certificate of amendment with the Nevada Secretary of State to designate 2,900,000 shares of our authorized capital stock as Class A Preferred Shares (the "**Preferred Shares**"). On September 2, 2014, we filed a certificate of amendment with the Nevada Secretary of State increasing the authorized Preferred Shares from 2,900,000 shares to 20,000,000 shares.

On November 11, 2014, we filed a certificate of change with the Nevada Secretary of State whereby we reverse split our authorized as well as the issued and outstanding shares of common stock (the "**Common Shares**") on the basis of one (1) new share for ten (10) old shares. This resulted in a reduction of our authorized capital from 100,000,000 Common Shares to 10,000,000 Common Shares, and a reduction of our issued and outstanding Common Shares from 23,130,209 Common Shares to approximately 2,313,021 Common Shares. On April 11, 2017, we filed a certificate of amendment with the Nevada Secretary of State to increase the authorized capital from 10,000,000 Common Shares to 900,000,000 Common Shares.

On September 14, 2017, we, with DEP, entered into a definitive agreement (the "**Share Exchange Agreement**") with NMG, whereby DEP acquired all of the issued and outstanding securities of NMG in exchange for (a) 16,000,000 post reverse-split Common Shares, (b) $2,000,000 cash, and (b) promissory notes in the aggregate principal amount of $2,000,000, to the NMG securityholders on a pro rata basis in accordance with their respective ownership interest in NMG. On completion of the Share Exchange Agreement, we assumed the business of NMG, being the cultivation and production of medical marijuana products.

Developments in Fiscal Year Ended July 31, 2023

Acquisition of Canopy Monterey Bay, LLC

On November 30, 2021, DEP entered into a membership interest purchase agreement (the "**MIPA #1**") to purchase eighty percent (80%) of the issued and outstanding membership interests (the "**Canopy Initial Purchased Interests**") of Canopy from Cary Stiebel (the "**Continuing Owner**"), Jana Stiebel, Jayme Rivard, Adrian Dermicek, and Laurie Johnson (collectively, the "**Sellers**"). DEP also entered into a membership interest purchase agreement ("**MIPA #2**") to purchase the remaining 20% of the issued and outstanding membership interests (the "**Canopy Remaining Purchased Interests**" and together with the Canopy Initial Purchased Interest, the "**Canopy Purchased Interests**") of Canopy from the Continuing Owner. Both MIPA #1 and MIPA #2 were subsequently amended on June 17, 2022.

On December 7, 2022, the Company through DEP completed the acquisition of the Canopy Purchased Interests from the Sellers and closed MIPA #1, as amended, and MIPA #2, as amended.

The Company paid the following consideration for the Canopy Purchased Interests:

(1) $1,250,000 in cash to the Sellers;

(2)   DEP issued a secured promissory note in favour of the Sellers for the principal amount of $2,300,000.00, which bears interest at a rate of 10% per annum compounded annually and has a maturity date of November 30, 2026 (the "**Promissory Note**").

(3)   The Company issued an aggregate of 16,301,694 shares of common stock to the Sellers at a deemed price of US$0.134 per share, 2,238,806 of which shares are held in escrow pending the results of a working capital adjustment in accordance with MIPA #1, as amended, and MIPA #2, as amended.

San Diego Dispensary Premises

Pursuant to an assignment and first amendment to commercial lease dated June 13, 2019 between NGM SD and Green Road, LLC, the parties agreed to amend the original lease of San Diego dispensary premises to permit NMG SD to have three (3) five (5) year renewal options as opposed to two (2) renewal options. On or around July 31, 2023, the Company decided to exercise the first renewal option to extend the term of the lease for a period of five years from December 1, 2023 to December 1, 2028.

Agreement and Plan of Merger

On December 21, 2022, the Company, its wholly owned subsidiary, DEP, BaM Body and Mind Dispensary NJ Inc., a New Jersey corporation and wholly-owned subsidiary of DEP (the "**Merger Sub**"), CraftedPlants NJ Corp., a New Jersey corporation ("**CraftedPlants**") and certain shareholders of the CraftedPlants (the "**Sellers**") entered into an Agreement and Plan of Merger (the "**Merger Agreement**") whereby Merger Sub merged with and into CraftedPlants as the surviving entity (in such capacity, the "**Surviving Entity**"), and following the consummation of the merger, which occurred on December 21, 2022, the Surviving Entity became a wholly-owned subsidiary of DEP and changed its name to BaM Body and Mind Dispensary NJ, Inc. The Surviving Entity leases a New Jersey retail location with local cannabis-use approval, and is currently working on attaining final state licensure in New Jersey.

Pursuant to the terms of the Merger Agreement, DEP delivered a cash payment of US$50,000 to the Sellers upon closing, and a delayed payment of US$120,000 is to be paid to the Sellers upon funding of the project buildout.

Further, pursuant to the terms of the Merger Agreement, on December 21, 2022, the Company issued to the Sellers an aggregate of 16,666,667 shares of its common stock (the "**Merger Consideration Shares**") at a deemed price of CAD$0.08 per share. The Merger Consideration Shares will be held in escrow and will not be released to the Sellers until the Surviving Entity achieves certain milestones, however, the Sellers will still maintain the voting and participation rights with respect to the Merger Consideration Shares while being held in escrow. The post-closing milestones are as follows:

1.   If, within two years of the closing date, the Surviving Entity's application is approved and is granted pending license approval from the New Jersey Cannabis Regulatory Commission (the "**CRC**"), 70% of the Merger Consideration Shares will be released from escrow.

2.   If, within three (3) years of the closing date, the Surviving Entity opens for business as a recreational cannabis dispensary, 30% of the Merger Consideration Shares will be released from escrow.

If either or both of the milestones are not achieved within the time periods after the closing date (the "**Milestone Dates**"), the Company shall have the option to cancel the Merger Consideration Shares attributable to the failed milestone by delivering written notice to Sellers and in the event of such cancellation, the portion of the Merger Consideration Shares attributable to the failed milestone shall be surrendered and cancelled without any further action required by the parties. Notwithstanding the foregoing, if either or both of the milestones are not achieved (or if it becomes obvious that they will not be achieved) by their respective Milestone Dates because of delays that are not caused by the Sellers, the Sellers may, before the applicable Milestone Dates, provide notice to the Company, and the applicable Milestone Date will be extended to such date as is reasonably necessary for the milestone to be achieved. The parties will work together in mutual good faith to determine the dates by when the milestones can be reasonably achieved.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, which is filed as Exhibit 2.3 hereto and is incorporated by reference herein.

<u>Limited Waiver and Amendment to Loan Agreement</u>

The Company and its subsidiaries DEP, NMG, NMG OH 1, LLC ("**NMG OH 1**"), NMG OH P1, LLC ("**NMG OH P1**"), NMG LB, NMG MI C1, Inc. ("**NMG C1**"), NMG MI P1, Inc. ("**NMG MI P1**"), NMG MI 1, Inc. ("**NMG MI 1**"), NMG CA C1, LLC, NMG CA P1, LLC, NMG CA 1, LLC and NMG Cathedral City (each, a "**Guarantor**" and collectively, the "**Guarantors**" and together with the Company, the "**Loan Parties**") entered into a loan agreement (the "**Loan Agreement**") with FG Agency Lending, LLC (the "**Agent**") and Bomind Holdings LLC (together with its successors and assigns, the "**Lender**"), dated July 19, 2021, as amended on November 30, 2021, June 14, 2022, December 12, 2022 and December 16, 2022.

On December 12, 2022, the Loan Parties, the Agent and the Lender entered into a Limited Waiver and Amendment to Loan Agreement (the **"Limited Waiver and Amendment to Loan Agreement"**) to deal with certain events of default that occurred under the Loan Agreement, as amended, with respect to (i) the Company's failure to deliver to Agent the audited annual financial statements of the Company and its subsidiaries for the fiscal year ended July 31, 2022, on or before ninety (90) days after the end of such fiscal year in accordance with Section 7.2(c) of the Loan Agreement (the "**First Specified Default**") and (ii) the Agent being informed that the Company anticipates that it will fail to deliver the quarterly financial statements of the Company and its subsidiaries for the fiscal quarter ending October 31, 2022, in form and substance acceptable to Agent, on or before forty-five (45) days after the end of such fiscal quarter, in accordance with Section 7.2(b) (the "**Second Specified Default**", and together with the First Specified Default, the "**Specified Defaults**").

Pursuant to the Limited Waiver and Amendment to Loan Agreement, the Agent and the Lender each waived the Specified Defaults on a limited one-time basis subject to the terms and conditions thereof until (i) with respect to the First Specified Default, 5:00 PM EST on December 30, 2022, and (ii) with respect to the Second Specified Default, 5:00 PM EST on January 13, 2023 (the "**Waiver Period**"); provided that if the Loan Parties do not deliver each of the Amended Deliverables (as defined in the Limited Waiver and Amendment to Loan Agreement) on or before expiration of their respective Waiver Period; the waiver shall no longer be of any effect, and the Lender shall be entitled to enforce all remedies set forth in the Loan Agreement as of the date each Specified Default first occurred. The failure to time deliver such Amended Deliverables shall immediately result in an event of default and shall not be subject to any cure period.

The Limited Waiver and Amendment to Loan Agreement became effective on December 16, 2022 (the "**Waiver Effective Date**") the date on which the Agent received (i) the fully executed Limited Waiver and Amendment to Loan Agreement, (ii) a non-refundable waiver fee of US$35,000, and (iii) payment of all reasonable and documented out-of-pocket costs, fees and expenses of the Agent and the Lender in connection with the Limited Waiver and Amendment to Loan Agreement. Subsequent to entering into the Limited Waiver and Amendment to Loan Agreement, the parties verbally agreed and confirmed via email on December 20, 2022, that the Waiver Period for the First Specified Default shall be extended from December 30, 2022 to January 17, 2023, and the Waiver Period for the Second Specified Default shall be extended from January 13, 2023 to January 27, 2023.

<u>Consent and Amendment to Loan Agreement</u>

On December 16, 2022, the Company, the Agent and the Lender entered into a Consent and Amendment to Loan Agreement (the "**Consent and Amendment to Loan Agreement**") as the terms of the Loan Agreement provides that (i) neither the Company nor its Subsidiaries is permitted to effect any acquisition or merger without the prior written consent of the Agent, and (ii) neither the Company nor its Subsidiaries is permitted to incur indebtedness without the prior written consent of the Agent. The Company advised the Agent of its desire to (i) enter into the Merger Agreement among the Company, its wholly owned subsidiary, DEP Nevada, Inc., BaM Body and Mind Dispensary NJ, Inc., CraftedPlants and the Sellers, and (ii) enter into the certain Securities Purchase Agreements (the "**SPAs**") by an among the Company and the purchaser parties thereto.

Pursuant to the Consent and Amendment to Loan Agreement, the Agent and the Lender consented to: (a) the Company entering into the Merger Agreement, the consummation of the Merger Agreement, and all other transactions provided for under the Merger Agreement, provided that the Merger Agreement shall not be amended or modified in any way without the Agent's prior written consent; and (b) the Company entering into the SPAs and all other transactions provided for under the SPAs, provided that the SPAs and any related documents shall not be amended or modified in any way without the Agent's prior written consent.

In addition, pursuant to the Consent and Amendment to Loan Agreement, the parties agreed that the schedules to the Loan Agreement are each replaced in their entirety with the revised corresponding schedules and shall be provided to the Agent, which such updated schedules are to include a complete capital table updated in accordance with Section 7.2(d) of the Loan Agreement.

The consent contained in the Consent and Amendment to Loan Agreement became effective on December 16, 2022, the date on which the Company (i) received the prior written consent from the Agent of the final version of the Merger Agreement and any related documents; (ii) provided to the Lender updated schedules to the Loan Agreement; (iii) provided evidence in form and satisfaction to Agent of the Company's receipt of at least $3,000,000 in cash proceeds pursuant to the SPAs; and (iv) payment of all reasonable fees, costs and expenses incurred by the Agent and the Lender in connection with the preparation, execution and delivery of the Consent and Amendment to Loan Agreement.

Illinois Dispensaries

In 2019, our wholly owned subsidiary, DEP, executed definitive agreements with NMG Illinois, LLC ("**Management Company**"), IL Resident, LLC ("**IL Resident**"), an entity which is controlled by our social equity partner, and other NMG entities in Illinois, NMG IL 1, LLC ("**NMG IL 1**") and NMG IL 4, LLC ("**NMG IL 4**"), in connection with a proposed business combination (the "**Transaction**"). NMG IL 1 and NMG IL 4 were originally owned by Tall Bird, LLC ("**Tall Bird**"), a company owned by our social equity partner to meet local licensing application requirements and to compensate our social equity partner for role in obtaining the licenses, and Big Stone Illinois, LLC ("**Big Stone**"), a company controlled by the Company's Chief Operating Officer. The agreements are subject to final regulatory approval.

On December 26, 2019, the Company entered into management agreements with each of NMG IL 1 and NMG IL 4 along with an option to indirectly acquire all of the membership interests in each of NMG IL 1 and NMG IL 4 pursuant to a convertible credit facility between our subsidiary, DEP and each of NMG IL 1 and NMG IL 4, and membership interest purchase agreements between DEP and the members of NMG IL 1 and NMG IL 4, subject to obtaining all required local and state regulatory authorization. Each of NMG IL 1 and NMG IL 4 have been identified in the Illinois Department of Financial and Professional Regulation (IDFPR) results of the Social Equity Justice Involved Lottery for 55 Conditional Adult-Use Cannabis Dispensary Licenses (Conditional Licenses) across the state. The certified results are from a lottery with a pool of applicants who scored 85% or greater in their applications. NMG IL 1 and NMG IL 4 were drawn in BLS Region #5 (Chicago-Naperville-Elgin) where 36 conditional licenses are available. The applications are not tied to specified locations.

On December 2, 2022, Tall Bird assigned and transferred its membership interests in each of NMG IL 1 and NMG IL 4 to Big Stone. As a result of such transfers, DEP and Big Stock entered into first amended membership interest purchase agreements with respect to each of NMG IL 1 and NMG IL 4.

On April 25, 2023, we, through DEP, obtained 100% ownership (pending regulatory approval) and control over NMG IL 4 in Illinois by converting the loan pursuant to the Convertible Credit Facility Agreement that the Company entered into on December 26, 2019 and by satisfying the closing conditions of the Membership Interest Purchase Agreement that was signed on the same date. On closing, DEP delivered a cash payment of $1,000 to purchase 100 units (or 0.10%) of NMG IL 4 from the seller, Big Stone, and converted the Convertible Note receivable balance of $994,035 for the remaining 99,900 units (or 99.90%) of NMG IL 4. The Markham Illinois dispensary was opened around April 25, 2023 and operated as a BaM Body and Mind branded dispensary.

Our second dispensary located in the Southern Chicago area received community approval from the village of Lynwood on February 15, 2023. Construction has commenced at the Lynwood dispensary site with building permits approved, foundations, walls and roof complete and groundworks ongoing. The dispensary will be a 3,600 square foot BaM Body and Mind branded store and is conveniently located on highway 83, less than 2 miles off both Highway 294 and Highway 30 in Eastern Illinois.

The foregoing descriptions of the convertible credit facility agreement between DEP and NMG IL 1 (the "**NMG IL 1 Convertible Credit Agreement**"), the convertible credit facility agreement between DEP and NMG IL 4 (the "**NMG IL 4 Convertible Credit Agreement**"), the membership interest purchase agreement between DEP and Big Stone with respect to NMG IL 1 (the "**NMG IL 1 MIPA**"), the membership interest purchase agreement between DEP and Big Stone with respect to NMG IL 4 (the "**NMG IL 4 MIPA**"), the first amended membership interest purchase agreement between DEP and Big Stone with respect to NMG IL 1 (the "**Amended NMG IL 1 MIPA**") and the first amended membership interest purchase agreement between DEP and Big Stone with respect to NMG IL 4 (the "**Amended NMG IL 4 MIPA**") do not purport to be complete and are qualified in their entirety by the NMG IL 1 Convertible Credit Agreement, the NMG IL 4 Convertible Credit Agreement, the NMG IL 1 MIPA, the NMG IL 4 MIPA, the Amended NMG IL 1 MIPA and the Amended NMG IL 4 MIPA, which are filed as Exhibits 10.80, 10.81, 10.82, 10.83, 10.84 and 10.85 hereto and are incorporated by reference herein.

<u>Stock Purchase Agreement and Management Services Agreement</u>

On April 14, 2023, DEP entered into a stock purchase agreement (the "**Stock Purchase Agreement**") with Big Bhang Events, LLC ("**Big Bhang**") and NMG MI 1, whereby DEP agreed to sell all of the issued and outstanding common stock of NMG MI 1(the "**Acquired Shares**") to Big Bhang, a prequalified applicant approved to hold a Recreational Adult Use License under the Michigan Regulation and Taxation of Marijuana Act (the "**MRTMA**"), in exchange for a purchase price of $1.00, and subject to adjustment for any federal, state and local taxes due and owing by NMG MI or DEP as well as a working capital adjustment. On June 13, 2023, DEP sold the Acquired Shares to Big Bhang, as all of the closing conditions were satisfied or expressly waived, and NMG MI 1 received from the Cannabis Regulatory Authority for the State of Michigan approval of the transaction and the license amendment evidencing Big Bhang as the sole owner of NMG MI 1. Pursuant to the terms of the Stock Purchase Agreement, Big Bhang delivered a cash payment of $1.00 to DEP and DEP assigned, sold and transferred the Acquired Shares to Big Bhang.

Concurrently and in conjunction with entering into the Stock Purchase Agreement, NMG MI 1 and Big Bhang entered into a management services agreement (the "**Management Services Agreement**"), pursuant to which Big Bhang provides management and administrative services to NMG, as described in Exhibit A to the Management Services Agreement, in exchange for a management fee equal to one hundred percent (100%) of the income and monies generated from the sale of all goods, products, and/or services relating to the business of NMG MI 1. The parties received implied approval of the Management Services Agreement from the CRA after submitting a License Maintenance update form on April 19, 20203 and the Management Services Agreement became effective as of May 1, 2023 and shall continue until the one (1) year anniversary thereof (the "**Term**"), which Term may be mutually extended by the parties, unless terminated earlier as set forth in the Management Services Agreement. In addition, during the Term, Big Bhang has full rights of management and control of the municipal and regulatory licenses, business, and the premises. Big Bhang may take any and all actions, either directly or on behalf of NMG MI 1, which Big Bhang deems, in its reasonable discretion, to be necessary in furtherance of the business, to the extent that such actions comply with applicable laws. Big Bhang may also change the trade or brand name of the business and/or premises during the Term, provided such change and name comply with applicable laws and are approved in advance by the CRA. Furthermore, except as otherwise provided in the Management Services Agreement, NMG MI 1 shall not, without the express prior approval of Big Bhang, take any action with respect to the operation of the business for which Big Bhang is authorized to take under the Management Services Agreement. Big Bhang shall assume all costs, obligations, liabilities, and expenditures of Licensee, which are incurred during the Term in connection with the services and the management and operation of NMG MI 1, the business, and the premise, and shall defend, indemnify, and hold harmless NMG MI 1 from all costs, obligations, liabilities, and expenditures. During the Term, Big Bhang shall assume all risk of loss to NMG MI 1 and/or the premise, and shall defend, indemnify, and hold harmless NMG MI 1 from all risk of loss.

NMG MI 1 shall retain all rights in the Intellectual Property (as defined in the Management Services Agreement). Any Intellectual Property that may be utilized by Big Bhang in connection with Big Bhang's performance of the services under the Management Services Agreement will remain the property of NMG MI 1 or third-party company, and Big Bhang shall have no rights or interests therein, except as may otherwise be expressly provided in any separate agreement between the parties. In the event that Big Bhang acquires any rights in the Intellectual Property, by operation of law, or otherwise, such rights shall be deemed and are hereby irrevocably assigned to NMG MI 1 without further action by the parties. Big Bhang shall not, at any time during or after the Term of the Management Services Agreement dispute or contest, directly or indirectly, NMG MI 1's right and title to the Intellectual Property or the validity thereof. Notwithstanding the foregoing, to the extent it is required for Big Bhang to perform the services under the Management Services Agreement, NMG MI 1 granted Big Bhang a royalty-free, right and license to exploit and exercise all such Intellectual Property rights in support of Big Bhang's exercise or exploitation of the services.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the Stock Purchase Agreement, which is filed as Exhibit 10.86 hereto and is incorporated by reference herein.

Equity Purchase Agreement (NMG OH 1)

On July 21, 2023, DEP entered into an equity purchase agreement (the "**EPA**") with FarmaceuticalRX, LLC ("**Farmaceutical**"), whereby DEP agreed to sell all of the issued and outstanding interests, equity, or profit interests (the "**NMG OH 1 Interests**") in NMG OH 1, which owns and operates the Body and Mind Ohio dispensary, to Farmaceutical for US$8.225 million in cash, which includes a deposit of US$250,000 already paid by Farmaceutical to DEP, subject to adjustments based on estimated closing indebtedness, estimated transaction expenses, estimated closing cash, and a working capital adjustment. Closing of the transaction shall occur on the first day of the month following State of Ohio regulatory approval as well as satisfaction or waiver of all other closing conditions. The transaction also includes a contingent US$2.5 million bonus payment to DEP for each additional dispensary license granted to NMG OH 1 by the State of Ohio Board of Pharmacy in the future, excluding any adult use license for the existing license held by NMG OH 1 and current lease location.

Farmaceutical and DEP entered into a side letter agreement contemporaneously with the EPA (the "**NMG OH 1 Side Agreement**") to set forth the terms of their mutual understanding relating to operations and certain business decisions of NMG OH 1 during the period, starting at the signing of the EPA and up to and including the closing of the EPA with respect to scope of business agreement, management fee and expenses, ownership and control, limited trade license, regulatory matters, and miscellaneous matters, all as more specifically set out in the NMG OH 1 Side Agreement.

In connection with the Loan Agreement, as amended, the Company, DEP, NMG OH 1, the Agent and the Lender entered into a consent agreement (the "**Consent Agreement**"), pursuant to which the Agent consented to the transaction contemplated in the EPA, including the sales of the NMG OH 1 Interests, and agreed to the provision of a UCC-3 Termination Statement and any applicable releases of all Liens (as defined in the EPA) on the assets and property of NMG OH 1, provided certain conditions precedent and conditions subsequent are satisfied. The conditions subsequent of the Consent Agreement require DEP or any other Loan Party to cause the Agent to receive repayment upon the date or dates any funds are owed and/or paid to DEP or any other Loan Party pursuant to the EPA (any such date, a "**Sale Payment Date**"), in the amount of such proceeds (including the Deposit (as defined in the EPA), which shall be repaid to the Agent on the first Sale Payment Date after the effective date), which such repayment shall in each case be: (i) subject to the Exit Fee (as defined in the Loan Agreement), and (ii) applied to the principal balance at the premium rate of 105% so long as the final Sale Payment Date is on or before December 31, 2023, and at the premium rate of 107% any time thereafter. To the extent the Obligations (as defined in the Loan Agreement) are not repaid in full in cash on the closing date, the Loan Agreement shall remain in full force and effect, without any further modification thereto.

The foregoing descriptions of the Equity Purchase Agreement, the NMG OH 1 Side Agreement and the Consent Agreement do not purport to be complete and are qualified in their entirety by the Equity Purchase Agreement, the NMG OH 1 Side Agreement and the Consent Agreement, which are filed as Exhibits 10.88, 10.89 and 10.90 hereto, respectively, and are incorporated by reference herein.

Subsequent Developments

Assignment of Convertible Loan with Comprehensive Care Group LLC

Effective March 15, 2019, the Company, through its wholly owned subsidiaries, DEP Nevada and NMG, entered into a convertible loan agreement (the "**Convertible Loan Agreement**") and a management agreement with Comprehensive Care Group LLC ("**CCG**"), an Arkansas limited liability company, with respect to the development of a medical cannabis dispensary facility in West Memphis, Arkansas. The convertible loan agreement can be extended by either party and the current agreement has a maturity date of March 30, 2024. Under no circumstances the maturity date of the convertible loan agreement shall extend beyond the expiration of the management agreement.

Pursuant to the management agreement, NMG will provide operations and management services, including management, staffing, operations, administration, oversight, and other related services. Under the management agreement, NMG will be required to obtain approval from CCG for any key decisions as defined in the agreement and accordingly the Company does not control CCG. NMG will be paid a monthly management fee equal to 66.67% of the monthly net profits of CCG, subject to conversion of the convertible loan as discussed below upon which the monthly management fee shall be $6,000 per month, unless otherwise agreed by the parties in writing. The management agreement has an expiration of March 15, 2024 and can be mutually extendable.

Pursuant to the Convertible Loan Agreement, DEP agreed to make loan advances to CCG from time to time in the aggregate principal amount of up to $1,250,000 and as of July 31, 2023, DEP had loaned $1,250,000 to CCG, The loan proceeds were used to fund the construction of the medical marijuana dispensary facility, and to provide working capital to cover initial operating expenses. The construction was completed and all permits and licenses were received for the dispensary in late April 2020, which opened for operations on April 27, 2020.

The interest on the outstanding principal amount is currently set at $6,000 per month, payable monthly in arrears on or before the first calendar day of each month. Either CCG or DEP may unilaterally extend the maturity date by one year, and may thereafter continue to extend the maturity date on a yearly basis by increments of one year (each, an "**Extension Option**") by providing written notice of the exercise of the Extension Option by the party seeking an extension to the other party; provided, however, that under no circumstances shall any extended maturity date extend beyond the expiration of the term of the Management Agreement entered into between NMG and CCG. The Company extended the loan maturity date by one year resulting in a new maturity date of March 30, 2023.

On or around August 22, 2023, DEP assigned the Convertible Loan Agreement to a related entity, Big Stone Farms AR 1, LLC, an Arkansas limited liability company, which is wholly owned by the Company's Chief Operating Officer and Director, in exchange for an option to purchase the outstanding interests of Big Stone Farms AR 1, LLC for a purchase price of $1.00.

The management agreement between NMG and CCG remains in force and effect.

Membership Interest Purchase Agreement (NMG OH P1)

On September 5, 2023, DEP entered into a membership interest purchase agreement (the "**NMG OH P1 Purchase Agreement**") with LMTB LLC, an Ohio limited liability company (the "**LMTB**"), pursuant to which DEP will sell the issued and outstanding membership interests (the "**NMG OH P1 Interests**") in NMG OH P1 to LMTB for the purchase price of US$2,000,000, subject to adjustment in the event that NMG OH P1's Working Capital (as defined in the NMG OH P1 Purchase Agreement) on the NMG OH P1 Closing Date (as hereinafter defined) varies from the Target Working Capital (as defined in the NMG OH P1 Purchase Agreement and thereby fixed at zero (0) dollars). An amount equal to the Deposit (as defined in the NMG OH P1 Purchase Agreement), being US$1,000,000, shall be held in escrow by Murphy Schiller & Wilkes LLP as escrow agent (the "**NMG OH P1 Escrow Agent**") pursuant to the terms and conditions of an escrow agreement entered into among DEP, NMG OH P1 and LMTB contemporaneously with the NMG OH P1 Purchase Agreement.

Closing of the NMG OH P1 Purchase Agreement is subject to certain Closing Conditions (as defined in the Purchase Agreement), including but not limited to: (i) the approval of the State of Ohio Department of Commerce (the "**Ohio DoC**") to change the ownership of the License (as defined in the NMG OH P1 Purchase Agreement) (the "**NMG OH**

P1 License") from DEP to LMTB pursuant to Ohio Admin. Code 3796:3-1-08; (ii) receipt of any other third-party consents required to effect such change of ownership of the License; (iii) renewal of the Lease (as defined in the NMG OH P1 Purchase Agreement) on terms acceptable to LMTB; and (iv) receipt from the landlord under the Lease and/or any lender to the landlord of all approvals required to permit LMTB to operate under the Lease. Closing shall occur on the later of: (i) the first calendar day of the month following the satisfaction or waiver, if applicable, of all Closing Conditions, including the receipt of all approvals for the transfer of the License by the Ohio DoC, or such earlier time as the parties agree; or (ii) seven (7) days following the satisfaction or waiver, if applicable, of all Closing Conditions (the "**NMG OH P1 Closing Date**").

LTMB, DEP and NMG OH P1 entered into a side letter agreement contemporaneously with the NMG OH P1 Purchase Agreement (the "**NMG OH P1 Side Agreement**") to set forth the terms of their mutual understanding relating to operations and certain business decisions of NMG OH P1 during the period starting at the signing of the NMG OH P1 Purchase Agreement and up to and including the NMG OH P1 Closing Date (the "**NMG OH P1 Pre-Takeover Period**"). Pursuant to the NMG OH P1 Side Agreement, LTMB will provide to NMG OH P1 certain administrative, finance and accounting, operational and compliance support during the NMG OH P1 Pre-Takeover Period.

In connection with the Loan Agreement, as amended, the Company, DEP, NMG OH P1, the Agent and the Lender entered into a consent agreement (the "**NMG OH P1 Consent Agreement**") on September 11, 2023. Pursuant to the NMG OH P1 Consent Agreement, the Agent and the Lender consented to the transaction contemplated in the Purchase Agreement, including the sales of the Interests, and has agreed to the provision or authorization of a UCC-3 Termination Statement and any applicable releases of all liens in favor of the Agent on the assets and equity of NMG OH P1 pursuant to the Loan Agreement, provided that certain conditions precedent and conditions subsequent are satisfied. The consent provided pursuant to the NMG OH P1 Consent Agreement is conditioned on the following conditions subsequent: (i) subject to the Exit Fee (as defined in the Loan Agreement) and applied Premium Rate (as defined in the Loan Agreement) of 105% upon any date the Purchase Price or any funds are owed or paid to DEP or any other Loan Party pursuant to the NMG OH P1 Purchase Agreement, the Loan Parties shall cause the Agent to directly receive a repayment in the amount of such proceeds paid directly by the Purchaser (inclusive of the Deposit) to be paid by the Purchaser or the Escrow Agent, as applicable, in each case applied as a mandatory repayment of the Principal Balance (as defined in the Loan Agreement), and (ii) the Closing Date shall occur on or before September 1, 2024; provided that this consent shall be rescindable by the Agent in entirety if any Default (as defined in the Loan Agreement) occurs or is continuing after December 31, 2023.

The foregoing descriptions of the NMG OH P1 Purchase Agreement, the NMG OH P1 Side Agreement and the NMG OH P1 Consent Agreement do not purport to be complete and are qualified in their entirety by the NMG OH P1 Purchase Agreement, the NMG OH P1 Side Agreement and the NMG OH P1 Consent Agreement, which are filed as Exhibits 10.91, 10.92, 10.93 hereto, respectively, and are incorporated by reference herein.

Closing of Equity Purchase Agreement (NMG OH 1)

On October 17, 2023 (the "Closing Date"), the Company's wholly-owned subsidiary, DEP, NMG OH 1, and Farmaceutical closed the EPA, whereby DEP sold all of the issued and outstanding interests and other ownership, equity or profits interests in NMG OH 1 to Farmaceutical. Pursuant to the closing of the EPA, Farmaceutical paid an initial total consideration of $8.225 million ($7,975,000 on closing plus $250,000 deposit upon signing of the EPA) (the "Initial Purchase Price") in cash to DEP, which Initial Purchase Price is subject to a working capital adjustment and other customary adjustments pursuant to Section 2.3 of the EPA to be calculated within 365 days of the Closing Date (the "Final Purchase Price"). Based on the Accepted Adjustment Statement (as defined in the EPA), the parties shall determine if the Final Purchaser Price shall be adjusted upwards or downwards. An amount equal to the Escrow Amount (as defined in the EPA) of $100,000 from the Final Purchase Price is being held in escrow and will be released to DEP on the fifth day of the twelfth month after the Closing Date unless there are any indemnification claims pending until such time as the claim is resolved.

In addition, DEP shall receive a payment of $2,500,000 (each, a "**Bonus Payment**") for each additional dispensary license granted to NMG OH 1 by the State of Ohio Board of Pharmacy or other regulatory body, in accordance with the terms of the EPA. Additional dispensary licenses that will receive the Bonus Payment shall specifically exclude an adult use license issued for the License (as defined in the EPA) and current lease location.

<u>Full Repayment of Senior Secured Loan</u>

Pursuant to the closing of the EPA with respect to NMG OH 1, the Company used $7.34 million of the proceeds received from the sale of NMG OH 1 to fully repay the Lender all amounts owing under the Loan Agreement and the Term Note (as defined in the Loan Agreement).

Our Products and Services

We cultivate and produce medical and adult-use recreational marijuana products such as cannabis flower, oil extracts and edibles under the brand name "Body and Mind". We also produce products under license agreements and have license agreements. Our dispensary operations stock a wide variety of brands and form factors.

We have built our business plan around capitalizing on the medical-use and recreational cannabis markets. The regulated medical and recreational use cannabis industry is a rapidly growing industry that presents a unique opportunity under current market conditions. In the United States, the development and growth of the industry has generally been driven by state law and regulation. Accordingly, the market varies on a state-by-state basis. State laws that legalize and regulate medical-use cannabis allow patients to consume cannabis for medicinal reasons with a doctor's recommendation subject to various requirements and limitations. States have authorized numerous medical conditions as qualifying conditions for treatment with medical-use cannabis, including but not limited to treatment for cancer, glaucoma, HIV/AIDS, wasting syndrome, pain, nausea, seizures, muscle spasms, multiple sclerosis, post-traumatic stress disorder (PTSD), migraines, arthritis, Parkinson's disease, Alzheimer's disease, lupus, residual limb pain, spinal cord injuries, inflammatory bowel disease and terminal illness.

We believe that the following conditions create an attractive opportunity for the cultivation and production of products within the medical and recreational use cannabis industry:

- Significant industry growth in recent years and expected continued growth;

- A shift in public opinion and increasing momentum toward the legalization of cannabis;

- Limited access to capital by industry participants in light of risk perceived by financial institutions of violating federal laws and regulatory guidelines for offering banking services to cannabis-related businesses;

- NMG currently has three main product lines: (i) flower, (ii) edibles, and (iii) extracts; and

- NMG currently cultivates recreational marijuana.

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in medical-use and recreational-use cannabis facilities.

We have a Nevada cannabis distribution license to distribute our products and our primary market is in the State of Nevada.

Our Strategy

Body and Mind's strategy is focused on a platform approach to expansion which focuses on limited license states and jurisdictions. We work to maximize shareholder value through:

1) Production and distribution of Body and Mind branded products (production and/or cultivation);
2) Use excess production capacity to produce and distribute synergistic third party brands;
3) Own or operate strategic retail stores; and
4) Enter new markets though lower cost applications and opportunistic / targeted acquisitions.

We have a track record of award-winning cannabis strains, flower and extracts and as early entrants to the Nevada market management has experience with writing license applications, cultivating and operating efficiently and working within a highly regulated business environment.

We have developed the premium, marquis lifestyle "Body and Mind" brand in Nevada with strong penetration into dispensaries. The Body and Mind brand appeals to a wide range of cannabis consumers with products including oils, extracts (wax, live resin, ambrosia) and edibles.

We have a long track record of producing award-winning cannabis products and we have success with licensing to manufacture for brands.

NMG was organized as a limited liability company under the laws of the State of Nevada on March 3, 2014. NMG was an early applicant in Nevada in 2014 and was awarded one of the first state medical licenses for both cultivation and production of marijuana. NMG has been a licensed producer and cultivator of cannabis products since it was issued its first cultivation license on November 5, 2015 and production license on December 10, 2015. On July 1, 2017, NMG was awarded an additional state recreational cultivation and production license. NMG produces cannabis flower, oil extracts and edibles, which are available for sale under the brand name "Body & Mind" in dispensaries in Nevada.

NMG has several growth initiatives underway including new product introductions, product licensing, third party extraction, out-of-State licensing, acquisitions and divestments.

Since our acquisition of NMG, as discussed in more detail above, we have been focused on:

(1) improving NMG's existing facility;
(2) refining product availability;
(3) lowering production costs;
(4) license application, and
(5) acquisitions.

Increased Product Availability

We focused on flower and developing top end strains during the early years of our business. When Nevada was a medical only market we performed significant research on edibles with products including granola bars, beef jerky, hard candies and gummies. We also performed significant research on extraction with products ranging from shatter, rosin, distillate and raw oil.

As state legal medical and adult use rules have changed, we have focused on opportunities to grow into new states through licensing opportunities and acquisitions.

We continually work on research for new products and recipes.

Lowering Our Production Costs

As cannabis flower continues to be the foundation product for the marijuana industry, we are striving for continuous improvement to our cultivation process. Our aim will always focus on increasing the production yields of each harvest, and to obtain the highest quality product harvest. Doing so achieves two things for us and our customers: (1) allows us to maximize our profit; and (2) gives our customers the best value for their dollar by offering high quality THC products.

Effect of Existing or Probable Governmental Regulations on the Business

The United States Food and Drug Administration (the "**FDA**") regulates all food and food ingredients introduced into or offered for sale in interstate commerce (with the exception of meat, poultry, and certain processed egg products).

At this time, our edible food products are not introduced into or offered for sale in interstate commerce, and FDA approval of our edible products is not required. However, we must, and do, comply with food labeling requirements set forth by the Southern Nevada Health District (the "**SNHD**") and the Nevada Department of Taxation, which include: a statement of identity, net quantity of contents, ingredient statement, manufacturer information, nutritional labeling, "use-by" date, safe handling instructions, an allergen statement, "Keep out of reach of children" statement, "THIS IS A CANNABIS PRODUCT" statement, cannabinoid profile, terpenoid profile, total amount of THC, our production license number, production run number, date of production, date of final testing, date on which the product was packaged, etc.

Our operations as a licensed cultivator and producer of marijuana and marijuana products could be found in violation of the federal Controlled Substances Act. Due to this, we may face higher federal income tax liability as it is subject to Section 280E of the Internal Revenue Code. Section 280E of the Internal Revenue Code disallows a cannabis company from deducting any expenses from their income on its federal income tax return, except for those considered to be cost of goods sold (COGS). While this severely impacts marijuana retailers, as opposed to cultivators and producers, we do face higher federal income tax liability than a non-cannabis company.

The State of Nevada, per Nevada Revised Statutes Section 372A.290, has implemented the following taxes on marijuana and marijuana products: (i) a fifteen percent (15%) excise tax on the wholesale sale which is paid by the cultivator and is calculated on the fair market value at wholesale set by the Department of Taxation, and (ii) a ten percent (10%) excise tax on the retail sale which is paid by the retail store. We are obligated to collect and remit the wholesale cultivation tax on all wholesale sales and file the appropriate tax returns on a monthly basis. We currently do not have retail operations in Nevada, and therefore are not required to collect and/or remit any retail taxes. All marijuana and marijuana products sold at retail must also pay and remit sales taxes at the applicable local sales tax level.

Principal Products and Services

We cultivate and produce medical and adult-use recreational marijuana products such as cannabis flower, oil, extracts and edibles under the brand name "Body and Mind".

Principal Products

Finished Flower Buds – Packaged flower buds sold by strain type. We sell our Flower in various packaged weights (1.0 Gram, 3.5 Gram, and by the pound being the most popular). Flower strains include GG4, Key Lime Pie, Mandarin Cookies, Donuts, Purple Punch, Sequoia Strawberry, Sin Mint Cookies, True Power and White Nightmare.

Pre-Rolled Joints – grinded flower buds rolled in joint paper by strain type. Each pre-roll is one gram. Roughly 3 to 6 strains are available at any time and can include strains such as GG4, Key Lime Pie, Mandarin Cookies, Donuts, Purple Punch, Sequoia Strawberry, Sin Mint Cookies, True Power and White Nightmare.

Pre-Rolled Blunts – grinded flower buds rolled in blunt joint paper by strain type. Each pre-roll blunt is one gram. Roughly 3 to 6 strains are available at any time and can include strains such as GG4, Key Lime Pie, Mandarin Cookies, Donuts, Purple Punch, Sequoia Strawberry, Sin Mint Cookies, True Power and White Nightmare.

Concentrates (in various forms) – these are concentrates with various consistencies regarding their final form:

- Shatter – a glass like concentrate
- Sugar – a sugar/salt like concentrate
- Ambrosia – a sugar/ salt like concentrate with terpenes added
- Badder – a concentrate with a malleable texture
- Live Resin Sugar – made from extracting material that was frozen immediately after harvesting

Distribution Methods

In Nevada, we sell directly to licensed Nevada dispensaries.

In Ohio, we sell manufactured products directly to licensed Ohio dispensaries..

In Arkansas, we, through NMG, manage the "BaM Body and Mind" branded medical marijuana dispensary in West Memphis, Arkansas, which opened on April 27, 2020. Medical marijuana dispensaries in Arkansas allow limited cultivation and Body and Mind commenced operation of the cultivation facility in April 2021. The cultivation provides the BaM Body and Mind branded dispensary with cannabis.

Sources and availability of raw materials

Finished Flower – In Nevada and Arkansas, our clones are all produced in-house from older batches of plants. Other clone sources are readily available to purchase throughout Nevada. Our coco growing medium (soil like material) is the only component of raw materials that is produced outside of our control. Coco suppliers are readily available in the event of a loss of our supplier. We produce our nutrients in-house using basic nutrients readily available in the cultivation market. Our packaging is produced locally and overseas, and suppliers are readily available.

Pre-Rolled Joints – In Nevada, our flower buds produce the material for our pre-rolls. All of our pre-roll packaging is easily obtained. There are numerous suppliers of joint paper, joint vials, and other joint packaging materials. Our packaging is produced overseas, and suppliers are readily available.

Concentrates – our flower is used to produce our concentrates in Nevada. On Ohio we purchase trim and flower from licenses cultivators. All the chemicals, supplies, and equipment required to produce concentrates can be easily obtained.

Vape Cartridges – our flower and extraction process is used to produce the oil placed in vape cartridges. The vape cartridge and packaging is obtained from 3rd party suppliers and there are numerous suppliers that can meet our demand. The company does not use vitamin E acetate or any other artificial agent for thinning any cannabis oil products.

Distillate Oil - our flower is used to produce distillate oil. The packaging is obtained from 3rd party suppliers. There are plenty of suppliers that can meet our demand. All chemicals required for the distillation are common and readily available for purchase.

Competitive business conditions

Supply & Demand - as our competitors expand operations, there is more supply creating less demand for mid and low quality cannabis products. We continue to provide high quality products, excellent customer service, and competitive prices.

We have built our business plan around capitalizing on the medical-use and recreational cannabis market. The regulated medical-recreational use cannabis industry is a rapidly growing industry that presents a unique opportunity under current market conditions. In the United States, the development and growth of the industry has generally been driven by state law and regulation, and accordingly, each market varies on a state-by-state basis.

We believe that the following conditions create an attractive opportunity for the cultivation, production and retail sales of products within the medical recreational-use cannabis industry:

- Industry and consumer growth in recent years and expected continued growth;

- A shift in public opinion and increasing momentum toward the legalization of cannabis;

- Limited access to capital by industry participants in light of risk perceived by financial institutions of violating federal laws and regulatory guidelines for offering banking services to cannabis-related businesses;

- Opportunity for skilled operators to transfer operational and execution experience to new facilities and operations.

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in medical-use and recreational-use cannabis facilities.

We have a distribution licence and infrastructure to distribute our products and our primary market is in State of Nevada.

Product Regulation

State laws that legalize and regulate medical-use cannabis allow patients to consume cannabis for medicinal reasons with a doctor's recommendation subject to various requirements and limitations.

In November 2016, California and Nevada voters both approved cannabis use for adults over the age of 21 without a physician's prescription or recommendation, and permitted the cultivation and sale of marijuana, in each case subject to certain limitations:

- In November 2016, California voters approved Proposition 64, which is also known as the Adult Use of Marijuana Act (the "**AUMA**"), in a ballot initiative. Among other things, the AUMA makes it legal for adults over the age of 21 to use marijuana and to possess up to 28.5 grams of marijuana flowers and 8 grams of marijuana concentrates. Individuals are also permitted to grow up to six marijuana plants for personal use. In addition, the AUMA establishes a licensing system for businesses to, among other things, cultivate, process and distribute marijuana products under certain conditions. On January 1, 2018, the California Bureau of Marijuana Control enacted regulations to implement the AUMA.

- Nevada voters approved Question 2 in a ballot initiative in November 2016. Among other things, Question 2 makes it legal for adults over the age of 21 to use marijuana and to possess up to one ounce of marijuana flowers and one-eighth of an ounce of marijuana concentrates. Individuals are also permitted to grow up to six marijuana plants for personal use. In addition, Question 2 authorizes businesses to cultivate, process and distribute marijuana products under certain conditions.

We have obtained the necessary permits and licenses to expand our existing business to cultivate and distribute cannabis in compliance with the laws in the State of Nevada and California.

Arkansas voters approved medical use in 2017 and we have obtained the necessary approvals and licenses to carry out our management agreement with a licensee in the state of Arkansas.

In Illinois, we own and operate one licensed dispensary and are in the process of constructing another licensed dispensary that we are managing and have the ability to acquire through agreements.

With the recent acquisition of a NJ company that holds the rights to a NJ dispensary in a limited license jurisdiction. We plan to develop and operate a cannabis dispensary business in the near future.

Despite the changes in state laws, cannabis remains illegal under federal law. The U.S. Department of Justice (the "**DOJ**") has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of marijuana for use on private property but has relied on state and local law enforcement to address marijuana activity. In the event the DOJ reverses its stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical marijuana and recreational marijuana in small amounts, there may be a direct and adverse impact to our business and our revenue and profits.

We are monitoring the current federal administration's, the DOJ's and Congress' positions on federal marijuana law and policy. Recently, there have been positive discussions about the Federal Government's approach to cannabis, including the Medical Marijuana and Cannabidiol Research Expansion Law which enables research into marijuanaderived medications. The DOJ has not signaled any change in their enforcement efforts. Based on public statements and reports, we understand that certain aspects of those laws and policies are currently under review, but no official changes have been announced.

It is possible that certain changes to existing laws or policies could have a negative effect on our business and results of operations. Although the possession, cultivation and distribution of marijuana for medical and adult use is permitted in certain states, provided compliance with applicable state and local laws, rules, and regulations, marijuana is illegal under federal law. We believe we operate our business in compliance with applicable Nevada, California, Ohio, Michigan and Arkansas laws and regulations. However, any changes in federal, state or local law enforcement regarding marijuana may affect our ability to operate our business.

Further, strict enforcement of federal law regarding marijuana would likely result in the inability to proceed with our business plans, could expose us to potential criminal liability and could subject our properties to civil forfeiture. Any changes in banking, insurance or other business services may also affect our ability to operate our business.

Competitive Conditions and Position

Production and Sales

In Nevada, NMG has a number of licenses and a long-term lease for a facility allowing it to cultivate, produce and distribute medical and recreational marijuana. In addition to flower products, we produce marijuana extract products such as distillate oil, shatter and edibles. In Ohio we have a processing license and produce Body and Mind branded distillate oil and edibles for the medical market. In Arkansas we manage a high quality craft flower cultivation in the same location as the Body and Mind dispensary. Our retail operations comprise of dispensaries in California, Illinois and Arkansas.

The Nevada, California, Illinois and Arkansas Markets

We face competition from a variety of competitors. Several factors impacting competition include, but are not limited to, wholesale pricing competition, the quality control and consistency of products being produced, the hiring and retention of competent personnel within the industry, brand marketing and production costs.

The United States Market

We face competition from a diverse mix of market participants, including, but not limited to, independent investors, hedge funds and other cannabis operators, all of whom may compete with us to acquire real estate zoned for medical-use and/or recreational-use cannabis facilities. The current market for medical and recreational marijuana products may be limited as more competitors enter the market.

See – *Risk Factors – Risks related to the Business and Industry.*

Intellectual Property

Patents and Trademarks

We currently have "BaM" trademarked in Arkansas, California, Colorado, Montana, Nevada, and Ohio. The description of the Trademark is: Capital "B" lowercase "a" capital "M" which is an abbreviation for Body and Mind. We currently have "BaM Body and Mind" and our logo design trademarked with the United States Patent and Trademark Office (USPTO).

Arkansas – NMG filed and registered the "BaM" trademark with the State of Arkansas effective March 23, 2023. The trademark expires on March 23, 2028.

California – Body and Mind Inc. filed and registered the "BaM" trademark with the State of California effective February 2, 2023. The trademark expires on February 1, 2028.

Colorado - NMG filed and registered the "BaM" trademark with the State of Colorado effective August 16, 2017. The trademark expires on August 16, 2026.

Nevada – NMG filed and registered the "BaM" trademark with the State of Nevada effective November 18, 2022. The trademark expires on November 18, 2027.

Nevada – NMG filed and registered the "KC King Cannabis" trademark with the State of Nevada effective November 7, 2018. The trademark expires on November 7, 2023.

Ohio – Body and Mind, Inc. filed and registered the "BaM" trademark with the State of Ohio effective November 21, 2022. The trademark expires on November 21, 2032.

United States – Body and Mind, Inc. filed and registered two "BaM Body and Mind" trademarks with the United States Patent and Trademark Office (USPTO) effective November 29, 2021, which includes our logo design. The trademark will remain live if Body and Mind, Inc. continues to file its declarations of use and renewals by the applicable deadlines.

Employees

Including all companies, we currently have 142 full and part-time employees across all of its locations.

Material Contracts

Other than already disclosed above under the subsection titled "Description of Business" and those material agreements attached as exhibits hereto, we have the following material contracts:

Loan Agreement

On July 19, 2021, we (also referred to as the "**Borrower**"), along with our each of our subsidiaries (the "**Guarantors**")are parties to the Loan Agreement with the Agent and the Lender dated July 19, 2021, as amended on November 30, 2021, June 14, 2022, December 12, 2022 and December 16, 2022. Pursuant to the Loan Agreement, the Lender provided the initial term loan (the "**Initial Term Loan**") in the face amount of US$6,666,667 of which US$6,000,000 was advanced to the Company with the 10% representing an origination discount (the "**Origination Discount**") as consideration for the use or forbearance of money. We may draw upon the remaining face amount of US$4,444,444 (the "**Delayed Draw Term Loan**") upon providing a 30-day request to the Agent by March 31, 2023, whereby US$4,000,000 will be advanced to the Company after applying the Origination Discount. The Initial Term Loan and the Delayed Draw Term Loan mature on July 19, 2026 and bear interest at a rate of 13% per annum payable on the first day of each month.

The Initial Term Loan is evidenced by a Term Note (a "**Term Note**"), which is attached as Exhibit C to the Loan Agreement.

The following table sets forth additional terms of the Loan Agreement and the other loan documents entered into on July 19, 2021:

Loan Term	Four years
Face Amount	US$11,111,111 (the "Face Amount") funded in two (2) draws: (i) Initial Term Loan of US$6,666,667 issued on closing; and (ii) Delayed Draw Term Loan of US$4,444,444 issued upon 30 day request of the Company, which request must be made to the Agent by December 1, 2021.
Interest Rate	13% per annum, payable monthly in cash on the first of each month following funding
Default Interest Rate	20% per annum (inclusive of the 13% rate noted above)
Origination Discount	10% of the Face Amount treated as consideration for the use or forbearance of money

Agent Fee	The Borrower paid the Agent a US$66,666.67 fee upon execution of the Loan Agreement, which was withheld from the initial advance of the Initial Term Loan made by the Lender. A further Agent Fee of $44,444.44 will be withheld from the advance of the Delayed Draw Term Loan made by the Lender, if drawn upon by the Company.
Lender Expenses	The Borrower is required to pay the Lender's reasonable costs, fees and expenses, including attorney's fees, in connection with entering into the Loan Agreement and the other loan documents, subject to a cap of US$125,000.
Voluntary Prepayment	The Borrower may not prepay within one year of the closing date ("**No Call Period**"). Provided that no event of default has occurred following the No Call Period, Borrower may prepay the principle balance, in a minimum amount of US$1,000,000, at the following rates: (1) Following the No Call Period through two-year anniversary of the Closing Date: 107%; (2) Following the two-year anniversary of the Closing Date through the three-year anniversary of the Closing Date: 103%; and (3) following the three year anniversary of the Closing Date and prior to the Maturity Date: 100%.
Mandatory Prepayment	Under certain circumstances, if the Borrower or any Guarantor incurs insurance claims or condemnation proceedings, then Borrower or the Guarantor must either reinvest such proceeds in assets useful to the Borrower's or Guarantor's business, as applicable, or use the resulting net cash proceeds to prepay the loan. There are mandatory prepayment provisions for some change of control scenarios.
Financial Covenants	The Borrower and its subsidiaries taken as a whole are required to have at least $1,500,00 in liquidity at all times reported monthly. The Borrower and Guarantors on a consolidated basis must maintain a leverage ratio of at least 3:1 for acquisitions.
Other Covenants	The Borrower and its subsidiaries are subject to additional covenants customary for this type of transaction, including without limitation, covenants related to notices of certain events and reporting, and covenants restricting the Borrower's and its subsidiaries' business activities, other debt, fundamental transactions, acquisitions and dispositions, investments, dividend payments and affiliate transactions, in each case subject to mutually agreed upon qualifications and exceptions.
Events of Default	The Loan Agreement contains events of defaults customary for this type of transaction, some of which are subject to mutually agreed upon cure periods and notice requirements.
Remedies	The Loan Agreement and the other loan documents contain remedies customary for this type of transaction, including, without limitation, giving the Lender the ability to declare the loan and all amounts owed under the Loan Agreement due and payable upon the occurrence of an event of default and to operate or sell collateral and use the proceeds to repay the loan.
Other Provisions	The Loan Agreement and the other loan documents contain other provisions customary for this type of transaction, including, without limitation, representations and warranties, indemnities and confidentiality undertaking.

The Loan Agreement provides for an exit fee equal to 1.5% of the principal balance, which is due and payable upon any payment in part or in full, of the Initial Term Loan and the Delayed Draw Term Loan. Furthermore, the Company shall pay the Agent a fee of US$10,000 per month for six months from June 14, 2022 and capital expenditures with respect to a certain project, purchase or acquisition shall not be more than $100,000 in the aggregate unless consented to in writing by the Agent.

Pursuant to the Loan Agreement, we have issued:

(1)   an aggregate of 8,000,000 common stock purchase warrants (each, a "**Warran**t") to the Agent of which: (i) 4,800,000 Warrants entitle the holder to acquire shares of common stock (each, a "**Warrant Share**") at an exercise price of US$0.40 per Warrant Share until July 19, 2025; and (ii) 3,200,000 Warrants are held in escrow by us and released to the Agent at the time the Company draws on the Delayed Draw Term Loan, or cancelled if we do not draw on the Delayed Draw Term Loan, which will entitle the holder to acquire a Warrant Share at an exercise price of US$0.45 per Warrant Share until July 19, 2025; and

(2)   1,000,000 Warrants to the Lender, each of which entitles the holder to acquire one Warrant Share at an exercise price of US$0.16 per Warrant Share until June 14, 2027.

Security Agreement

On July 19, 2021 (the "**Effective Date**"), we and the Guarantors (collectively, the "**Grantors**") entered into a security agreement (the "**Security Agreement**") with the Agent (acting as the agent to the Lender) (the Agent and the Lender being referred to herein as, the "**Secured Parties**") wherein the Grantors granted to the Secured Parties a security interest in and to certain assets of the Grantors in order to secure our obligations pursuant to the Loan Agreement. In particular, the Grantors granted to the Secured Parties a security interest in all personal property and other assets owned as of the Effective Date or acquired thereafter (the "**Collateral**"). Certain assets are excluded from the Collateral such as: (i) intent to use United States trademark applications; (ii) certain assets acquired with third-party financing (provided that such financing does not amortize prior to the maturity date of the Loan Agreement, matures at least 1 year after maturity of the Loan Agreement and the leverage ratio remains 3:1 following financing for such assets); and (iii) rights to licenses or contracts where granting liens is prohibited by law.

Upon a default under the Loan Agreement, the Secured Parties may enter upon the premises of the Grantors where any Collateral is located through self-help, without judicial process, without first obtaining a final judgment or giving the Grantors or any other Person notice and opportunity for a hearing on the Secured Parties' claim or action and may collect, receive, assemble, process, appropriate and realize the Collateral, or any part thereof. In such event, the Grantors agree to assemble the Collateral and make it available to the Agent. Until the Agent is able to effect a disposition of the Collateral, the Agent shall have the right to hold or use the Collateral, or any part thereof, to the extent that it deems appropriate in its sole discretion for the purpose of preserving the Collateral or its value or for any other purpose deemed appropriate by the Agent. Agent shall not have any rights to take any action that would violate law.

To protect the Secured Parties' interests in the Collateral, the Grantor's have executed a power of attorney appointing Agent as the Grantors' attorney in fact with such power and appointment only exercisable in the event of a default under the Loan Agreement and we have further agreed to file all UCC Financing Statements evidencing the granted security interests set forth in the Security Agreement.

Pledge Agreement

On July 19, 2021, we and our subsidiaries, DEP and NMG (collectively, the "**Pledgors**") entered into a Pledge Agreement (the "**Pledge Agreement**") with the Secured Parties, pursuant to which the Pledgors pledged certain of Pledgors' equity interests in various subsidiaries in order to secure our obligations pursuant to the Loan Agreement. In particular, the Pledgors pledged to the Secured Parties a lien on certain equity interests in Pledgors' subsidiaries as follows (collectively, the "**Pledged Collateral**"):

1)   The Company pledged to the Secured Parties all rights, privileges and interests in one hundred percent (100%) of the issued and outstanding shares of DEP.

2)   NMG pledged to the Secured Parties all rights, privileges and interests in one hundred percent (100%) of the issued and outstanding membership interests of NMG Ohio.

3)   DEP pledged to the Secured Parties all rights, privileges and interests in one hundred percent (100%) of the issued and outstanding equity interests in each of NMG, NMG OH 1, NMG OH P1, NMG LB, NMG MI C1, NMG MI P1, NMG MI 1, NMG CA C1, LLC, NMG CA P1, LLC, NMG CA 1, LLC, and NMG CATHEDRAL CITY, LLC (collectively, the "**DEP Pledged Subsidiaries**" and, together with DEP and NMG Ohio, the "**Pledged Entities**").

The pledge, assignment and delivery of the Pledged Collateral pursuant to the Pledge Agreement creates a valid first priority lien. Without the prior written consent of the Agent, no Pledgor will sell, assign, transfer, pledge, or otherwise encumber any of its rights in or to the Pledged Collateral, or any unpaid dividends, interest or other distributions or payments with respect to the Pledged Collateral.

As long as no default under the Loan Agreement has occurred and is continuing, Pledgors have the right to vote and give consents with respect to the Pledged Collateral for all purposes not inconsistent with the provisions of the Pledge Agreement.

Upon a default, the Agent, acting on behalf of the Secured Parties, is hereby authorized and empowered to (i) transfer the Pledged Collateral to the Secured Parties; (ii) transfer and register in its name the Pledged Collateral; (iii) exchange certificates representing Pledged Collateral for certificates of smaller or larger denominations, (iv) exercise the voting and all other rights; (v) collect and receive all cash dividends; (vi) notify the Pledged Entities to make payment to Agent of any amounts due in connection with the Pledged Collateral; (vii) endorse instruments in the name of the Pledgors to allow collection; (viii) enforce collection of any of the Pledged Collateral by suit or otherwise; (ix) sell, with notice and in accordance with applicable law, Pledged Collateral; (x) act with respect to the Pledged Collateral as though Agent was the outright owner; (xi) appoint a receiver (selected by Agent in its sole discretion) to administer the Pledged Collateral; and (xii) exercise any other rights or remedies the Secured Parties may have under the UCC or other applicable law.

Pledgors irrevocably appoint the Agent acting on behalf of the Secured Parties, as the proxy and attorney in fact with respect to the Pledged Collateral.

Omnibus Collateral Assignment

On July 19, 2021, we and our subsidiaries, DEP, NMG, NMG MI 1, NMG MI C1 and NMG MI P1 (collectively, the "**Assignors**") entered into an Omnibus Collateral Assignment (the "**Collateral Assignment**") with the Agent wherein the Assignors granted to the Agent for the benefit of the Lender certain rights, interests and privileges of Assignors in and to certain contracts in order to secure our obligations pursuant to the Loan Agreement. In particular, the Assignors granted to the Agent for the benefit of the Lender(s) a security interest in all the rights, interests and privileges which such Assignor has or may have in or under the following contracts (the "**Assigned Contracts**"):

1. Management Agreement between NMG and Comprehensive Care Group, LLC dated March 15, 2019;
2. Convertible Credit Facility Agreement from DEP to NMG MI 1, Inc. (formerly NMG MI 1, LLC) dated February 1, 2021;
3. Convertible Credit Facility Agreement from DEP to NMG MI C1, Inc. (formerly NMG MI C1, LLC) dated February 1, 2021; and
4. Convertible Credit Facility Agreement from DEP to NMG MI P1, Inc. (formerly NMG MI P1, LLC) dated February 1, 2021.

The rights of the Agent may only be exercised in the event of a default and the exercise of such rights must not violate any applicable law. Each Assignor, upon the occurrence and continuation of a default, authorizes the Agent on behalf of the Lender(s), at the Agent's option and without notice, to directly receive any and all payments and other benefits owed to any Assignor under any Assigned Contract.

Intercompany Subordinated Demand Promissory Note

On July 19, 2021, we and the Guarantors entered into an Intercompany Subordinated Demand Promissory Note, pursuant to which the Guarantors agreed and acknowledged that all debt, liabilities and obligations owing or due, or to become due, to any other of our subsidiaries will be subordinate, and junior (the "**Subordinated Debt**") to the discharge of our obligations under the Loan Agreement. So long as no default has occurred under the Loan Agreement, each Guarantor may make payments on account of the Subordinated Debt in the ordinary course of business, solely to the extent such payments are permitted under the Loan Agreement. Upon default, no Guarantor shall make, accept or receive, any payment of Subordinated Debt Payment.

Until our satisfaction of all obligations under the loan, no subsidiary holding rights to be paid Subordinated Debt will (i) accelerate, make demand, or otherwise make due and payable prior to the original due date thereof any Subordinated Debt; (ii) exercise any rights under or with respect to guaranties of the Subordinated Debt; (iii) exercise any of its rights or remedies in connection with the Subordinated Debt; (iv) exercise any right to set-off or counterclaim in respect of any debt, contest, protest, or object to any exercise of secured creditor remedies by Agent or any Lender; (v) object to any forbearance by the Agent; (vi) commence, or cause to be commenced, and insolvency proceeding; or (vii) contest, protest, or object to any Affiliate Obligor obtaining debtor-in-possession financing.

The foregoing descriptions of the Loan Agreement, the Security Agreement, the Pledge Agreement, the Omnibus Collateral Assignment, the Intercompany Subordinated Demand Promissory Note, the Term Note and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, copies of which were attached as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed with the SEC on July 23, 2021 and are incorporated by reference herein.

Limited Waiver and Amendment to Loan Agreement

On December 12, 2022, the Loan Parties, the Agent and the Lender entered into a Limited Waiver and Amendment to Loan Agreement (the **"Limited Waiver and Amendment to Loan Agreement"**) to deal with certain events of default that occurred under the Loan Agreement, as amended, with respect to (i) the Company's failure to deliver to Agent the audited annual financial statements of the Company and its subsidiaries for the fiscal year ended July 31, 2022, on or before ninety (90) days after the end of such fiscal year in accordance with Section 7.2(c) of the Loan Agreement (the "**First Specified Default**") and (ii) the Agent being informed that the Company anticipates that it will fail to deliver the quarterly financial statements of the Company and its subsidiaries for the fiscal quarter ending October 31, 2022, in form and substance acceptable to Agent, on or before forty-five (45) days after the end of such fiscal quarter, in accordance with Section 7.2(b) (the "**Second Specified Default**", and together with the First Specified Default, the "**Specified Defaults**").

Pursuant to the Limited Waiver and Amendment to Loan Agreement, the Agent and the Lender each waived the Specified Defaults on a limited one-time basis subject to the terms and conditions thereof until (i) with respect to the First Specified Default, 5:00 PM EST on December 30, 2022, and (ii) with respect to the Second Specified Default, 5:00 PM EST on January 13, 2023 (the "**Waiver Period**"); provided that, if the Loan Parties do not deliver each of the Amended Deliverables (as defined in the Limited Waiver and Amendment to Loan Agreement) on or before expiration of their respective Waiver Period, the waiver shall no longer be of any effect, and the Lender shall be entitled to enforce all remedies set forth in the Loan Agreement as of the date each Specified Default first occurred. Subsequent to entering into the Limited Waiver and Amendment to Loan Agreement, the parties verbally agreed and confirmed via email on December 20, 2022, that the Waiver Period for the First Specified Default shall be extended from December 30, 2022 to January 17, 2023, and the Waiver Period for the Second Specified Default shall be extended from January 13, 2023 to January 27, 2023. The failure to time deliver the Amended Deliverables shall immediately result in an event of default and shall not be subject to any cure period.

The foregoing description of the Limited Waiver and Amendment to Loan Agreement does not purport to be complete and is qualified in its entirety by the Limited Waiver and Amendment to Loan Agreement, which is filed as Exhibit 10.73 hereto and is incorporated by reference herein.

Consent and Amendment to Loan Agreement

On December 16, 2022, the Company, the Agent and the Lender entered into a Consent and Amendment to Loan Agreement (the "**Consent and Amendment to Loan Agreement**") as the terms of the Loan Agreement provides that (i) neither the Company nor its Subsidiaries is permitted to effect any acquisition or merger without the prior written consent of the Agent, and (ii) neither the Company nor its Subsidiaries is permitted to incur indebtedness without the prior written consent of the Agent. The Company advised the Agent of its desire to (i) enter into the Merger Agreement among the Company, its wholly owned subsidiary, DEP Nevada, Inc., BaM Body and Mind Dispensary NJ, Inc., CraftedPlants and the Sellers, and (ii) enter into the certain Securities Purchase Agreements (the "**SPAs**") by an among the Company and the purchaser parties thereto.

Pursuant to the Consent and Amendment to Loan Agreement, the Agent and the Lender consented to: (a) the Company entering into the Merger Agreement, the consummation of the Merger Agreement, and all other transactions provided for under the Merger Agreement, provided that the Merger Agreement shall not be amended or modified in any way without the Agent's prior written consent; and (b) the Company entering into the SPAs and all other transactions provided for under the SPAs, provided that the SPAs and any related documents shall not be amended or modified in any way without the Agent's prior written consent.

In addition, pursuant to the Consent and Amendment to Loan Agreement, the parties agreed that the schedules to the Loan Agreement are each replaced in their entirety with the revised corresponding schedules and shall be provided to the Agent, which such updated schedules are to include a complete capital table updated in accordance with Section 7.2(d) of the Loan Agreement.

The consent contained in the Consent and Amendment to Loan Agreement became effective on December 16, 2022, the date on which the Company (i) received the prior written consent from the Agent of the final version of the Merger Agreement and any related documents; (ii) provided to the Lender updated schedules to the Loan Agreement; (iii) provided evidence in form and satisfaction to Agent of the Company's receipt of at least $3,000,000 in cash proceeds pursuant to the SPAs; and (iv) payment of all reasonable fees, costs and expenses incurred by the Agent and the Lender in connection with the preparation, execution and delivery of the Consent and Amendment to Loan Agreement.

The foregoing description of the Consent and Amendment to Loan Agreement does not purport to be complete and is qualified in its entirety by the Consent and Amendment to Loan Agreement, which is filed as Exhibit 10.74 hereto and is incorporated by reference herein.

Full Repayment of Senior Secured Loan

As previously disclosed above, on October 17, 2023, the Company fully repaid the Lender all amounts owing under the Loan Agreement and the Term Note. (as defined in the loan agreement)

Convertible Debenture Financing

On December 19, 2022, the Company entered into Securities Purchase Agreements ("**SPAs**") with each of BAM I, A Series of Bengal Catalyst Fund SPV, LP, a Delaware limited partnership, Mindset Value Fund LP, a Delaware limited partnership, and Mindset Value Wellness Fund LP, a Delaware limited partnership (collectively, the "**Investors**") pursuant to which the Company issued to the Investors unsecured five-year convertible debentures in the aggregate principal amount of $3,000,000 (the "**Debentures**") and common stock purchase warrants (the "**Warrants**") to acquire 15,000,000 shares of common stock of the Company (each, a "**Warrant Share**"). The proceeds from the sale of the Debentures and the Warrants will be used for business development purposes.

In addition, pursuant to the SPAs, following the closing and until the later of (a) the repayment or conversion of the Debentures, and (b) Bengal Impact Partners, LLC ("**Bengal Capital**") (or any of its affiliates) ceasing to own at least 10% of the issued and outstanding shares of common stock on an as-converted basis in the aggregate, Bengal Capital shall be entitled to nominate one director to the Company's Board and one Board observer, provided that the nominee director must meet the requirements of applicable corporate, securities and other applicable laws, and the policies of the Canadian Securities Exchange.

Bengal Catalyst Funds and CraftedPlants NJ Corp were both owned or managed by the principals of the Bengal Capital Group. As Joshua Rosen is a managing principal of the Bengal Capital Group, he was involved in both transactions of the convertible note investment and the merger acquisition of the NJ license.

Licenses

City of Las Vegas – Business License (Medical and Adult-Use Cultivation)
Nevada Medical Group, LLC was granted Business License #M66-00066 by the City of Las Vegas, Nevada on July 1, 2023 ("**License M66-00066**"). The business license expires on January 1, 2024.

City of Las Vegas –Business License (Medical and Adult-Use Production)
Nevada Medical Group, LLC was granted Business License #M68-00014 by the City of Las Vegas, Nevada on July 1, 2023 ("**License M68-00014**"). The business license expires on January 1, 2024.

City of Las Vegas –Business License (Adult-Use Distribution)
Nevada Medical Group, LLC was granted Business License #P70-00292 by the City of Las Vegas, Nevada on July 1, 2023 ("**License P70-00292**"). The business license expires on January 1, 2024.

City of North Las Vegas – Business License (Adult-Use Distribution)
Nevada Medical Group, LLC was granted Business License #MB-000821-2021 by the City of North Las Vegas, Nevada on August 31, 2023 ("**License MB-000821-2021**"). The business license expires on February 29, 2024.

City of Henderson – Business License (Adult-Use Distribution)
Nevada Medical Group, LLC was granted Business License #2021315923 by the City of Henderson, Nevada on September 30, 2023. ("**License 2021315923**"). The business license expires on March 31, 2024.

Clark County Limited Business License (Medical and Adult-Use Cultivation and Adult-Use Distribution)
Nevada Medical Group, LLC was granted Limited Business License #2000032.MMR-301 by Clark County, Nevada ("**Clark County**") on January 1, 2023 ("**License 2000032.MMR-301**"). The limited business license expires on December 31, 2023.

Clark County Limited Business License (Medical and Adult-Use Production)
Nevada Medical Group, LLC was granted Limited Business License #2000219.MMR-301 by Clark County, Nevada ("**Clark County**") on January 1, 2023 ("License 2000219.MMR-30"). The limited business license expires on December 31, 2023.

Nevada Secretary of State – Business License
Nevada Medical Group, LLC was granted a Nevada State Business License #NV20141151164 by the Nevada Secretary of State on March 17, 2023. The license expires on March 31, 2024.

Nevada Cannabis Compliance Board – State License (Medical Cultivation)
Nevada Medical Group, LLC was granted Medical Cultivation License number 30658964196185382559 by the State of Nevada Cannabis Compliance Board for C144 on May 26, 2023 ("**License 30658964196185382559**"). The license expires on June 30, 2024.

Nevada Cannabis Compliance Board – State License (Adult-Use Cultivation)
Nevada Medical Group, LLC was granted Adult-Use Cultivation License number 30658964196185382559 by the State of Nevada Cannabis Compliance Board for RC144 on May 26, 2023 ("**License 79806207400948405980**"). The license expires on June 30, 2024.

Nevada Cannabis Compliance Board – State License (Medical Production)
Nevada Medical Group, LLC was granted Medical Production License number 82120463387641172380 by the State of Nevada Cannabis Compliance Board for P044 on May 26, 2023 ("**License 82120463387641172380**"). The license expires on June 30, 2024.

Nevada Cannabis Compliance Board – State License (Adult-Use Production)
Nevada Medical Group, LLC was granted Adult-Use Production License number 20833618692863727137 by the State of Nevada Cannabis Compliance Board for RP144 on May 26, 2023 ("**License 20833618692863727137**"). The license expires on June 30, 2024.

Nevada Cannabis Compliance Board – State License (Adult-Use Distribution)
Nevada Medical Group, LLC was granted Adult-Use Distribution License number 99035327095322531359 by the State of Nevada Cannabis Compliance Board for T055 on December 28, 2022 ("**License 99035327095322531359**"). The license expires on January 31, 2024.

California Bureau of Cannabis Control – State License (Medical and Adult-Use Retailer)
NMG San Diego, LLC was granted Adult-Use and Medical Cannabis Retailer License number C10-0000653-LIC by the California Department of Cannabis Control on November 12, 2019 ("**License number C10-0000653**"). The license expires on November 11, 2023.

City of San Diego – Business Permit (Medical and Adult-Use Retailer)
NMG San Diego, LLC was granted a Cannabis Business Operational Permit by the City of San Diego, California Development Services on September 19, 2023. The operational permit expires on March 2, 2025.

California Bureau of Cannabis Control – State License (Medical and Adult-Use Retailer)
NMG Long Beach, LLC was granted Adult-Use and Medical Cannabis Retailer License number C10-0000732-LIC by the California Department of Cannabis Control on June 22, 2020 ("**License C10-0000732**"). The license expires on June 22, 2024.

City of Long Beach – Business License (Medical Dispensary)
NMG Long Beach, LLC was granted Medical Dispensary Business License number MJ21915361 by the City of Long Beach, California on January 26, 2023 ("**License MJ21915361**"). The business license expires on August 27, 2025.

City of Long Beach – Business License (Adult-Use Dispensary)
NMG Long Beach, LLC was granted Adult-Use Dispensary Business License number MJ21915360 by the City of Long Beach, California on October 19, 2021 ("**License number MJ21915360**"). The business license expires on January 17, 2024.

California Bureau of Cannabis Control – State License (Medical and Adult-Use Retailer)
Canopy Monterey Bay, LLC was granted Adult-Use and Medical Cannabis Retailer License number C10-0000253-LIC by the California Department of Cannabis Control on June 20, 2019 ("**License C10-0000253**"). The license expires on June 19, 2024.

City of Seaside – Business License (Medical and Adult-Use Dispensary)
Canopy Monterey Bay, LLC was granted Business License number CAN20104 by the City of Seaside, California on July 1, 2023 ("**License CAN20104**"). The business license expires on June 30, 2024.

California Bureau of Cannabis Control – State License (Medical and Adult-Use Manufacturer)
NMG CA P1, LLC was granted Adult-Use and Medical Cannabis Manufacturer License number CDPH-10004781 by the California Department of Cannabis Control on June 10, 2022 ("**License CDPH-10004781**"). The license expired on June 10, 2023 and is no longer active.

California Bureau of Cannabis Control – State License (Medical and Adult-Use Distributor)
NMG CA P1, LLC was granted Adult-Use and Medical Cannabis Distributor License number C11-0001558-LIC by the California Department of Cannabis Control on May 18, 2022 ("**License CDPH-10004781**"). The license expired on May 18, 2023 and is no longer active.

City of Cathedral City – Business License (Medical and Adult-Use Manufacturer and Distributor)
NMG CA P1, LLC was granted Medical and Adult-Use Manufacturer and Distribution Cannabis Business Local License MCL 20-005-MT-21 by the City of Cathedral City on October 21, 2022 ("**License MCL 20-005-MT-21**"). The license expires on October 21, 2023 and is no longer active.

Michigan Marijuana Regulatory Agency – State Prequalification (Medical Cultivation)
NMG MI C1, Inc. was granted Prequalification Status by the Michigan Marijuana Regulatory Agency on April 23, 2021. The prequalification status expired on April 23, 2023 and is no longer active.

Michigan Marijuana Regulatory Agency – State Prequalification (Adult-Use Cultivation)
NMG MI C1, Inc. was granted Prequalification Status by the Michigan Marijuana Regulatory Agency on July 19, 2021. The prequalification status expired on July 19, 2023 and is no longer active.

Michigan Marijuana Regulatory Agency – State Prequalification (Medical Production)
NMG MI P1, Inc. was granted Prequalification Status by the Michigan Marijuana Regulatory Agency on April 23, 2021. The prequalification status expired on April 23, 2023 and is no longer active.

Michigan Marijuana Regulatory Agency – State Prequalification (Adult-Use Production)
NMG MI P1, Inc. was granted Prequalification Status by the Michigan Marijuana Regulatory Agency on July 19, 2021. The prequalification status expired on July 19, 2023 and is no longer active.

City of Manistee – City License (Adult-Use Cultivation)
NMG MI C1, Inc. was granted a Provisional Recreational Marihuana Grower License by the City of Manistee, Michigan on June 6, 2022. The license expired on June 6, 2023 and is no longer active.

Ohio Department of Pharmacy – State Certificate of Operation (Medical Dispensary)
NMG OH 1, LLC was granted Medical Marijuana Dispensary Certificate of Operation number MMD.0700054 by the Ohio Department of Pharmacy Medical Marijuana Control Program on July 1, 2023 ("**License MMD.0700054**"). The certificate expires on July 1, 2025.

Ohio Department of Commerce – State Certificate of Operation (Medical Processor)
NMG OH P1, LLC was granted Medical Marijuana Processor Certificate of Operation number MMCPP00095 by the Ohio Department of Commerce Medical Marijuana Control Program on June 18, 2023 ("**License MMCPP00095**"). The certificate expires on June 17, 2024.

State of Illinois Department of Financial and Professional Regulation
Body and Mind was granted Registered Adult Use Cannabis Dispensing Organization license number 284.000159-AUDO by the State of Illinois Department of Financial and Professional Regulation on April 20, 2023 (**License Number 284.000159-AUDO**). The certificate expires March 31, 2024.

ITEM 1A. RISK FACTORS

In addition to the information contained in this Annual Report on Form 10-K, we have identified the following material risks and uncertainties which reflect our outlook and conditions known to us as of the date of this Annual Report. These material risks and uncertainties should be carefully reviewed by our stockholders and any potential investors in evaluating the Company, our business and the market value of our common stock. Furthermore, any one of these material risks and uncertainties has the potential to cause actual results, performance, achievements or events to be materially different from any future results, performance, achievements or events implied, suggested or expressed by any forward-looking statements made by us or by persons acting on our behalf. Refer to "Forward-looking Statements".

There is no assurance that we will be successful in preventing the material adverse effects that any one or more of the following material risks and uncertainties may cause on our business, prospects, financial condition and operating results, which may result in a significant decrease in the market price of our common stock. Furthermore, there is no assurance that these material risks and uncertainties represent a complete list of the material risks and uncertainties facing us. There may be additional risks and uncertainties of a material nature that, as of the date of this Annual Report, we are unaware of or that we consider immaterial that may become material in the future, any one or more of which may result in a material adverse effect on us. You could lose all or a significant portion of your investment due to any one of these material risks and uncertainties.

Risks Related to the Business and Industry

We have a limited operating history which may make it difficult for investors to predict future performance based on current operations.

We have a limited operating history upon which investors may base an evaluation of our potential future performance. Our subsidiary, NMG was formed on March 3, 2014 and began carrying on business in the same year, and therefore, our prospects must be considered in light of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our Common Shares to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due and on our cash flow.

We have incurred losses in prior periods. For the fiscal year ended July 31, 2023, we incurred a comprehensive loss of $20,307,880 and, as of that date, we had an accumulated deficit of $66,829,507. Any losses in the future could cause the quoted price of our Common Shares on the CSE to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flow.

We are a holding company and investors are subject to the risks attributable to our subsidiaries which generate substantially all of our revenues.

We are a holding company and essentially all of our operating assets are the capital stock of our subsidiaries. As a result, investors in us are subject to the risks attributable to our subsidiaries. As a holding company, we conduct our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of our subsidiaries to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As a manufacturer and distributor of ingestible products, we face exposure to product liability claims, regulatory action and litigation if products are alleged to have caused harm.

We face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

As a manufacturer and distributor of products, we face exposure to product recalls or return of products.

We may be subject to the recall or return of our products for reasons such as, product defects, contamination, unintended harmful side effects, interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products are recalled, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of the brand and Body and Mind could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The impact of the COVID-19 pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. COVID-19 may have a future material impact on our results of operation with respect to retail sales at our dispensary locations as well as wholesales of our products in Nevada to dispensaries in Nevada. In Nevada, the state forced all in-store sales to be halted in March 2020, only allowing home delivery sales, and eventually curbside pickup sales. This order forced the retail market and the wholesale demand to nearly stop until retailers satisfied regulatory requirements to carry out home delivery and curbside pickup. This had a significant negative impact on our sales from March 2020 to May 2020 in Nevada. Although certain COVID-19 restrictions have been relaxed, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future performance depends on the continued services and continuing contributions of our senior management, particularly the Chief Executive Officer who consults to us. Certain members of our senior management team are generally contracted on an at-will basis, which means that they could terminate their employment with us at any time with little or short notice. The loss of the services of our senior management, the CEO, or other key employees/contractors for any reason could significantly delay or prevent the achievement of our strategic objectives and harm our business, financial condition and operating results.

Our continuing ability to attract and retain highly qualified personnel will also be critical to our success because of the need to hire and retain additional personnel as business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition and operations.

Litigation may adversely affect our business, financial condition and operating results.

We and/or our subsidiaries may become party to litigation from time to time in the ordinary course of our respective businesses which could adversely affect our respective operations. Should any litigation in which we and/or our subsidiaries become involved be determined against us and/or our subsidiaries, such a decision may adversely affect our respective abilities to continue operating, adversely affect the market price of our Common Shares and use significant resources. Even if we and/or our subsidiaries, as the case may be, is involved in litigation and succeeds, litigation can redirect significant company resources. In addition, litigation may also create a negative perception of our brand.

Our intended growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited. Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial condition and results of operations.

Our business operates in industries that may experience periodic, cyclical downturns. In addition, if our business demand depends on customers' spending budgets, product and economic cycles can affect the spending decisions of these customers. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and our competitors may have a longer operating history or greater financial resources allowing them to compete more effectively.

We may face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

The State of Nevada, as well as the states of Ohio, Illinois and New Jersey, have only issued to date a small number of licenses to produce and sell medical marijuana. There were, however, many applicants for licenses. Because of early stages of the industry in which we operate, we expect to face additional competition from new entrants. If the number of users of medical marijuana in the United States increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations.

Failure to comply with environmental and safety laws may result in us incurring additional costs for corrective measures.

Medical and adult use cannabis operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Our failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions in manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations or give rise to material liabilities, which could have an adverse effect on our business, financial conditions and results of operations.

Our cannabis crop could be harmed by pests, plant diseases or other agricultural risks which would have a material adverse affect on our business.

Our business involves the growing of cannabis, which is an agricultural product. As such, our business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. This could lead to a reduced yield when harvesting the cannabis affecting the supply of cannabis for distribution, and, therefore, could have a material adverse effect on our business operations and our ability to meet consumer demand.

We may experience increased costs during the growth stage of the cannabis due to the possibility of rising energy costs.

Growing cannabis requires a considerable amount of energy. We are vulnerable to rising costs of energy due to our need to consume considerable amounts of energy to grow our product. Rising or volatile energy costs may adversely impact our business by increasing production costs and decreasing revenue if those increased costs cannot be transferred to the consumer.

The cannabis industry is difficult to forecast due to the industry being in the early growth stages.

Detailed sales forecasts are not generally obtainable from sources at this early stage of the medical marijuana industry in the United States. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, financial condition and results of operations.

Our public image and the consumer perception of us is greatly influenced by scientific research, regulatory investigations, and media attention. Negative publicity will result in an unfavorable public image and will negatively affect our financial condition and results of operations.

We believe the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of our products and proposed products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity.

Our dependence upon consumer perceptions means that adverse reports, findings, attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for our products and proposed products, and our business, financial condition, cash flow and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or our products and proposed products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have a material adverse effect on our business and results of operations. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Risks related to the Federal and State Regulations

Federal regulation and enforcement may adversely affect the implementation of cannabis laws and regulations may negatively impact our results of operations.

Cannabis is a Schedule I controlled substance under the *Controlled Substance Act* (the "**CSA**"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use, cultivation, and transfer of cannabis remains a violation of federal law. Federal law criminalizing the use of cannabis pre-empts state laws that legalize its use for medicinal or adult-retail purposes, and therefore strict enforcement of federal law regarding cannabis would severely restrict our ability to carry out our business plan.

The U.S. Department of Justice under the Obama administration had issued memoranda, including the so-called "Cole Memorandum" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memorandum, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

On January 4, 2018, Attorney General Jeff Sessions issued a memo updating the Department of Justice's policy on federal marijuana enforcement (the "**Sessions Memorandum**"). The Sessions Memorandum effectively rescinded and replaced the Cole Memorandum, and directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to marijuana activities. While in theory the protections under the Cole Memorandum have been abolished, the new policy does not explicitly direct local U.S. Attorneys to launch an attack on state-legal marijuana businesses. Rather, the new policy promulgated by the Sessions Memorandum is to return local control to federal prosecutors who know where and how to deploy Justice Department resources most effectively to reduce violent crime, stem the tide of the drug crisis, and dismantle criminal gangs. The threat of federal prosecution remains for legitimate, state-legal marijuana businesses, including our business.

However, no assurance can be given that the federal prosecutor in each judicial district where we operate will agree that our activities within such prosecutor's district do not go contrary to the Justice Department's goals. There is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memorandum, the Sessions Memorandum or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution.

On April 11, 2018, U.S. Senator Cory Gardner received assurances from former President Donald Trump that 1) states with legal marijuana industries would not be targeted by the Justice Department, 2) the rescission of the Cole Memorandum would not impact state's legal marijuana industries, and 3) that the former President would support a federalism-based legislative solution to fix the states' rights issue once and for all. The former President's comments are encouraging to legal marijuana businesses; however, no legislative action at the federal level has been taken.

Under U.S. federal law, banks or other financial institutions that provide us with banking services could be found guilty of money laundering, which restricts our ability to receive reputable banking services and adversely affects our business operations.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or any other Schedule I substance. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Financial institutions must submit a "suspicious activity report" ("**SAR**") as required by federal money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution's belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. There can be no assurance that a negative SAR will not be filed against us limiting our access to banking services as well as subjecting us to Federal review. This will also negatively impact our public image and affect operations.

Risks related to Our Securities

We may issue additional Common Shares in the future, which could cause significant dilution to all shareholders.

Our Articles of Incorporation authorize the issuance of up to 900,000,000 Common Shares, with a par value of $0.0001 per share. As of October 27, 2023, the Company had 146,636,974 Common Shares issued and outstanding, 7,553,000 stock options outstanding and 36,415,284 share purchase warrants outstanding, of which 3,200,000 share purchase warrants were held in escrow.

As at July 31, 2023, the Company's 17,151,000 stock options outstanding of which only 12,989,000 stock options are exercisable into 12,989,000 Common Shares of the Company with the following terms:

Number of options outstanding	Exercise price	Expiry dates
775,000	CAD$0.57	10 December 2023
1,600,000	CAD$0.88	21 August 2024
250,000	CAD$0.93	1 October 2024
200,000	CAD$0.88	23 January 2025
250,000	CAD$0.405	1 March 2025
1,375,000	CAD$0.67	30 April 2025
350,000	CAD$0.88	21 August 2024
150,000	CAD$0.61	10 December 2023
80,000	CAD$0.57	10 December 2023
1,250,000	CAD$0.68	6 March 2026
250,000	CAD$0.65	5 April 2024
448,000	CAD$0.44	30 November 2026
200,000	CAD$0.44	30 November 2024

200,000	CAD$0.15	8 July 2027
4,050,000	CAD$0.065	25 April 2028
5,723,000	CAD$0.065	25 April 2028
17,151,000		

Number of options exercisable	Exercise price	Expiry dates
775,000	CAD$0.57	10 December 2023
1,600,000	CAD$0.88	21 August 2024
250,000	CAD$0.93	1 October 2024
200,000	CAD$0.88	23 January 2025
250,000	CAD$0.405	1 March 2025
1,375,000	CAD$0.67	30 April 2025
350,000	CAD$0.88	21 August 2024
150,000	CAD$0.61	10 December 2023
80,000	CAD$0.57	10 December 2023
1,250,000	CAD$0.68	6 March 2026
250,000	CAD$0.65	5 April 2024
336,000	CAD$0.44	30 November 2026
200,000	CAD$0.44	30 November 2024
200,000	CAD$0.15	8 July 2027
5,723,000	CAD$0.065	25 April 2028
12,989,000		

As at July 31, 2023, the Company's 20,800,000 share purchase warrants outstanding are exercisable into 20,800,000 Common Shares of the Company with the following terms:

Number of warrants outstanding and exercisable	Exercise price	Expiry dates
4,800,000	USD$0.40	19 July 2025
15,000,000	USD$0.10	19 December 2026
1,000,000	USD$0.16	14 June 2027
20,800,000[(1)]	CAD$0.27	

(1) This figure does not include 3,200,000 warrants issued to the Agent pursuant to the Loan Agreement, which warrants are held in escrow by us and are to be released to the Agent if we draw on the Delayed Draw Term Loan by March 31, 2023, or cancelled if we do not draw on the Delayed Draw Term Loan. Each warrant, if released to the Agent, will entitle the holder to acquire one share of common stock at an exercise price of US$0.45 per share until July 19, 2025.

We may issue additional Common Shares in the future in connection with a financing or an acquisition. Such issuances may not require the approval of our shareholders. Any issuance of additional shares of our Common Shares, or equity securities convertible into our Common Shares, including but not limited to, warrants and options, will dilute the percentage ownership interest of all shareholders, may dilute the book value per share of our Common Shares, and may negatively impact the market price of our Common Shares.

Because we do not intend to pay any cash dividends on our Common Shares, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future. Declaring and paying future dividends, if any, will be determined by our Board, based upon earnings, financial condition, capital resources, capital requirements, restrictions in our Articles of Incorporation, contractual restrictions, and such other factors as our Board

deems relevant. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

Our Common Shares are categorized as "penny stock", which may make it more difficult for investors to buy and sell our Common Shares due to suitability requirements.

Our Common Shares are considered "penny stock". The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The price of our Common Shares is significantly less than $5.00 per share. This designation imposes additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The penny stock rules require a broker-dealer buying securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities given the increased risks generally inherent in penny stocks. These rules may restrict the ability and/or willingness of brokers or dealers to buy or sell our Common Shares, either directly or on behalf of their clients, may discourage potential stockholders from purchasing our Common Shares, or may adversely affect the ability of stockholders to sell their shares.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit a shareholder's ability to buy and sell our Common Shares, which could depress the price of our Common Shares.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require a broker-dealer to have reasonable grounds for believing that the investment is suitable for that customer before recommending an investment to a customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. Thus, the FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Shares, which may limit your ability to buy and sell our Common Shares, have an adverse effect on the market for our Common Shares, and thereby depress our price per Common Share.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Property Leases

On January 10, 2017, SJK Services, LLC entered into a five-year lease agreement with Meng Lin Zhang, a commercial property owner, for the property located at 3411 E. Anaheim St., Long Beach, California, containing approximately 1,856 square feet. On September 7, 2018, SJK Services, LLC amended its lease agreement with Meng Lin Zhang. On December 14, 2018, SJK Services, LLC assigned the amended lease agreement to The Airport Collective, Inc., a California corporation. On March 8, 2019, The Airport Collective, Inc. assigned the amended lease agreement to NMG Long Beach, LLC. On June 14, 2021, we exercised our option to extend the lease agreement for one additional term of five years. On March 1, 2022, we amended the lease agreement to include two additional options to extend the lease agreement for five years each and expanded the lease agreement to include 3413 E. Anaheim St., Long Beach, California, containing approximately 816 square feet. The guaranteed minimum monthly base rent was $7,316 + common area expenses for unit 3411, increased to $7,682 + common area expenses in January 2022, increased to $8,067 + common area expenses in January 2023, and is subject to a 5% increase on each anniversary date of the lease. The guaranteed monthly base rent for unit 3413 was $1,632 + common area expenses, increased to $1,681 + common area expenses on 1 April 2023 and is subject to a 3% increase on each anniversary date of the lease agreement.

On November 10, 2017, Nevada Medical Group, LLC entered a ten-year lease agreement with Resort Holdings 5, LLC, a Nevada limited liability company, for the property located at 3375 Pepper Lane, Las Vegas, NV, containing approximately 18,000 square feet. We have four options to extend the lease agreement and each option is for five years. In July 2018, Resort Holdings 5, LLC, the landlord, sold the property to a third party and assigned the lease to

Minor Street Properties, LLC. All lease terms remained the same. On May 9, 2022, we amended the lease agreement which exercised our first option to extend the lease for an additional five years with rent during the option term subject to a 3% increase on each anniversary date of the lease. The monthly rent was $13,663 + common area expenses and increased to $13,663 + common area expenses on January 1, 2022. Currently, the guaranteed minimum monthly rent is subject to a 2% increase on each anniversary date of the lease.

On August 2, 2018, NMG Ohio, LLC entered into a three-year lease agreement with MMCA Development, LLC, an Ohio limited liability company, for the property located at 709 Sugar Lane, Elyria, Ohio 44035, containing approximately 4,100 square feet. The Company has three options to extend the lease and each option is for three years. On August 14, 2020, NMG Ohio, LLC assigned the lease agreement to NMG OH 1, LLC. On May 11, 2021, we exercised our option to extend the lease agreement for an additional three years. The rent was $4,000 per month and increased to $4,200 per month on July 1, 2021. The minimum monthly rent is subject to a 5% increase for each option period.

On December 1, 2018, SGSD, LLC entered into a five-year lease agreement with Green Road, LLC, a California limited liability company, for the property located at 7625 Carroll Road, San Diego, California, containing approximately 4,600 square feet. On June 13, 2019, SGSD, LLC assigned the lease to NMG San Diego, LLC. Under the terms of the assignment and first amendment to the original lease agreement dated June 13, 2019, we have three options to extend the lease and each option is for five years. The monthly base rent was $16,390 + common area expenses and increased to $16,883 + common area expenses on December 1, 2022. The guaranteed monthly rent is subject to a 6% increase on each anniversary date of the lease, based on increases in the Consumer Price Index for San Diego County. The lease contains a sale bonus provision of $1,000,000 or 10% of the purchase price of the entire business, whichever is greater, in the event of sale or assignment of the lease.

On May 7, 2019, Nevada Medical Group, LLC entered into a five-year lease agreement with Haigaz and Nora Atamian, commercial property owners, for the property located at 6420 Sunset Corporate Drive, Las Vegas, NV, containing approximately 7,700 square feet. We have two options to extend the lease for an additional three-year term and an option to purchase the property at any point during the initial term. The monthly rent was $6,478 + common area expenses, increased to $6,780 + common area expenses on May 1, 2022 and increased to $7,081 + common area expenses on May 1, 2023. The guaranteed minimum monthly rent is subject to a $0.03 per square foot, per month, increase on each anniversary date of the lease for years one through three of the term and $0.04 per square foot, per month, increase on each anniversary date of the lease for years four through five of the term.

On October 1, 2019, NMG Ohio, LLC entered into a three-year lease agreement with MMCA Development, LLC, an Ohio limited liability company, for the property located at 719 Sugar Lane, Elyria, Ohio 44035, containing approximately 4,000 square feet. We have three options to extend the lease agreement for an additional three-year term. The guaranteed minimum monthly rent is subject to 5% increase for each option period. On September 1, 2021, the lease agreement was assigned to NMG OH P1, LLC with the same terms. On October 18, 2022, NMG OH P1, LLC extended the lease agreement with MMCA Development, LLC for one additional term of three years. The base rent is $4,200 plus common area expenses.

On December 4, 2020, NMG CA P1, LLC entered into a five-year lease agreement with Cat City 2, LLC, a California limited liability company, for the property located at 68945 Perez Rd., Suite 1, Cathedral City, California 92234, containing approximately 5,840 square feet. The lease agreement includes 3% annual base rent increases and two options to extend for five-years each. We amended the lease agreement on January 27, 2022, which extended the term to December 31, 2026 and rent commencement date. The base rent is $6,028 plus common area expenses for the first six months, increases to $9,590 plus common area expenses on the seventh month and increases to $9,878 plus common area expenses on March 1, 2023.

On December 1, 2020, NMG CA C1, LLC entered into a five-year lease agreement with Cat City 2, LLC, a California limited liability company, for the property located at 68945 Perez Rd., Suites 2-4, Cathedral City, California 92234, containing approximately 13,024 square feet. The lease agreement includes a rent abatement period, 3% annual base rent increases and two options to extend for five-years each. We amended the lease agreement on 2 February 2022, which extended the term to 31 December 2026. The base rent increased to $22,790 plus common area expenses effective January 1, 2023 and increases to $23,474 plus common area expenses effective March 1, 2023.

On February 10, 2021, NMG MI C1, Inc. entered into a five-year lease agreement with 254 River Street, LLC, a Michigan limited liability company, for the property located at 254 River St., Manistee, Michigan 49660, containing approximately 30,000 square feet. The base rent is $22,500 during the operational period, beginning after the rent abatement and reduced rent periods. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each. The license(s) would allow NMG MI C1 to operate a cultivation facility for adult-use and/or medical marihuana and all activities permissible under the Michigan and Manistee Marihuana Laws.

On February 10, 2021, NMG MI P1, Inc. entered into a five-year lease agreement with 254 River Street, LLC, a Michigan limited liability company, for the property located at 254 River St., Manistee, Michigan 49660, containing approximately 30,000 square feet. The base rent is $7,500 during the operational period, beginning after the rent abatement and reduced rent periods. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each. The license(s) would allow NMG MI P1 to operate a production facility for adult-use and/or medical marihuana and all activities permissible under the Michigan and Manistee Marihuana Laws.

On April 23, 2021, NMG MI 1, Inc. entered into a five-year lease agreement with Kendal Properties, LLC, a Michigan limited liability company, for the property located at 885 E. Apple Ave., Muskegon, Michigan 49442, containing approximately 2,500 square feet. The base rent was $5,000 during the operational period, which began after the rent abatement and reduced rent periods, increased to $5,100 on May 1, 2022 and increased to $5,202 on May 1, 2023. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each.

On July 1, 2021, the Company's subsidiary Canopy Monterey Bay, LLC assumed and entered into a three-and-a-half-year lease agreement for the property located at 1900 Fremont Blvd., Seaside, California 93955. On December 1, 2021, Canopy Monterey Bay, LLC entered into a second amendment that includes three options to extend the lease agreement for five years each with 3% annual base rent increases. The base rent is now $9,000 per month until June 2023. In March 2023, the Company and the landlord agreed to extend the lease for until June 30, 2028. Canopy Monterey Bay, LLC agreed to pay the landlord a maintenance fee equal to 1.5% of gross sales each month.

On April 7, 2022, DEP Nevada, Inc. entered into a three-year lease agreement with 2625 GV, LLC, a Nevada limited liability company, for the property located at 2625 N. Green Valley Pkwy., Ste 150, Henderson, Nevada 89014, containing approximately 5,059 square feet. The base rent was $4,482 per month plus common area expenses and increased to $4,662 per month plus common area expenses on June 1, 2023. The lease agreement includes 4% annual base rent increases and two options to extend for three years each.

On February 15, 2022, CraftedPlants NJ Corp. ("Tenant") entered into a lease agreement (the "Lease") with Simone Investment Group, LLC, a New Jersey limited liability company, for the property located at 3191 U.S. Route 1, Lawrenceville, New Jersey 08648, containing approximately 6,923 square feet. The term of this Lease consists of Phase I commencing on February 15, 2022 (the "Lease Commencement Date") and ending on the earlier of (i) twelve months from the Lease Commencement Date, (ii) upon issuance to Tenant of the Class 5 Cannabis Retail License by the Commission plus thirty days, or (iii) the date when the Tenant opens for business; and Phase II of ten years from the earlier of (i) the date when the Tenant opens for business, (ii) twelve months from February 15, 2022, or (iii) thirty days after the issuance to Tenant of the Class 5 Cannabis Retail License by the Commission. Tenant has four options to extend the lease and each option is for five years. On December 21, 2022, the Company acquired the rights to the lease agreement from the merger with CraftedPlants NJ Corp. for consideration of $175,000. The rent for Phase I was $10,000 per month for the first eight months and increased to $14,000 per month on the nineth month. The rent for Phase II was $25,146 annually for the first five years and increased to $29,583 annually on the sixth year.

On January 4, 2022, NMG IL 4, LLC entered into a ten-year lease agreement with CB Chicago Partners, Ltd., a Texas limited partnership, for the property located at 2941 W. 159th Street, Markham, Illinois, containing approximately 20,000 square feet with a building containing approximately 2,832 square feet. This lease includes two (2) options to extend for ten-years each. Concurrently with the execution of this lease, NMG IL 4 paid the sum of $92,234 consisting of twelve (12) months' minimum rent in the sum of $84,960 plus one (1) fiscal year's real estate taxes in the sum of $63,914 less the minimum rent credit in the sum of $56,640. On October 12, 2022, NMG IL 4 amended the lease agreement to relocate to certain premises containing approximately 3,600 square feet located at 3063 W. 159th Street, Markham, Illinois. The term of the lease as to relocated premises commenced on October 12, 2022 and as amended shall end on January 31, 2032. The Company acquired the rights to the lease agreement with NMG IL 4 on April 25, 2023. The base rent is currently $13,600 plus common area expenses until January 31, 2024.

ITEM 3. LEGAL PROCEEDINGS

We are not, and were not during our most recently completed fiscal year, engaged in any material legal proceedings and none of our property is or was during that period the subject of any material legal proceedings. We currently have minor, immaterial claims in process and do not know of any material legal proceedings which are contemplated.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock was quoted on the OTC Pink since November 6, 2008, initially under the symbol "DPLY" until December 8, 2017 and then under the symbol "BMMJ" as a result of our name change on November 14, 2017 in connection with our acquisition of NMG. As of July 30, 2019, our common stock was posted for trading on the OTCQB under the same symbol "BMMJ". The market for our common stock is limited, and can be volatile. The following table sets forth the high and low bid prices relating to our common stock on a quarterly basis for the periods indicated as quoted by the OTCQB. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not reflect actual transactions.

Quarter Ended	High Bid	Low Bid
April 30, 2023	$ 0.08	$ 0.04
January 31, 2023	$ 0.13	$ 0.01
October 31, 2022	$ 0.11	$ 0.06
July 31, 2022	$ 0.19	$ 0.09
April 30, 2022	$ 0.32	$ 0.15
January 31, 2022	$ 0.45	$ 0.23
October 31, 2021	$ 0.59	$ 0.27
July 31, 2021	$ 0.55	$ 0.30

In addition, shares of our common stock have been listed on the Canadian Securities Exchange (the "**CSE**") since December 22, 2011, initially under the symbol under the symbol "DEP" (until December 6, 2017) and now under the symbol "BAMM" (since December 7, 2017). The following table sets forth the high and low sales prices of our common stock on a quarterly basis for the periods indicated as quoted by the CSE.

Quarter Ended	High	Low
April 30, 2023	CAD$ 0.11	CAD$ 0.05
January 31, 2023	CAD$ 0.14	CAD$ 0.065
October 31, 2022	CAD$ 0.14	CAD$ 0.09
July 31, 2022	CAD$ 0.24	CAD$ 0.12
April 30, 2022	CAD$ 0.35	CAD$ 0.15
January 31, 2022	CAD$ 0.56	CAD$ 0.28
October 31, 2021	CAD$ 0.74	CAD$ 0.40
July 31, 2021	CAD$ 0.63	CAD$ 0.375

On November 10, 2023, the last reported sale price of our common stock on the OTCQB was $0.08 per share and the last reported sale price of our common stock on the CSE was CAD$0.115 per share.

Transfer Agent for Common Shares

The Registrar and Transfer Agent for our Common Shares is New Horizons Transfer located at 215 – 515 W Pender Street, Vancouver, British Columbia, Canada V6B 6H5.

Holders of Common Shares

As of November 10, 2023, we had 194 shareholders of record, which does not include shareholders whose shares are held in street or nominee names, if any.

Dividends

We have not paid dividends or made distributions on our Common Shares during the past three fiscal years and through the date of this Annual Report. We have no present intention of paying dividends in the near future. We will pay dividends when, and if declared by our board of directors. We expect to pay dividends only out of retained earnings in the event that we do not require our retained earnings for operations and reserves. There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends, but Nevada corporate law prohibits us from declaring and paying dividends if after doing so we would not be able to pay our debts as they become due in the usual course of business, or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution. We have no shares with preferential dividend and distribution rights authorized or outstanding.

Securities Authorized for Issuance Under Compensation Plans

At July 31, 2023, we had one equity compensation plan, our 2023 Stock and Incentive Plan (the "2023 Plan"). Our 2023 Plan was ratified by our shareholders on March 31, 2023 and thereby superseded and replaced our then 10% rolling stock option plan (the "Prior Plan"); with all stock options granted in accordance with our Prior Plan being continued under our 2023 Plan.

The following table shows our equity securities that are authorized for issuance pursuant to equity compensation plans for our most recently completed financial year ended July 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,326,000	CAD$0.41	7,674,000
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	17,326,000	CAD$0.41	7,674,000

2023 Stock and Incentive Plan

On February 3, 2023, our Board of Directors authorized and approved the adoption of the Company's 2023 Plan, under which an aggregate of 25,000,000 of our shares may be issued, subject to adjustment as described in the 2023 Plan, and which, at that time, consisted of: (i) 7,553,000 common shares issuable pursuant to stock options previously granted and that were outstanding under our Prior Plan; and (ii)17,447,000 additional common shares that may be issued pursuant to awards that may be granted under the 2023 Plan. On March 31, 2023, our shareholders approved the adoption of our 2023 Plan. The 2023 Plan supersedes and replaces our Prior Plan.

The purpose of our 2023 Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

Our Stock Incentive Plan is administered by our Compensation Committee (the "Administrator") which shall determine, among other things: (i) the persons to be granted awards under the 2023 Plan (each an "Award" to an "Eligible Person"); (ii) the number of shares or amount of other Awards to be granted; and (iii) the terms and conditions of the Awards granted. We may issue shares, options, stock appreciation rights, restricted stock units, performance restricted stock units, dividend equivalent rights and other stock-based awards under our 2023 Plan.

An Award may not be exercised after the termination date of the Award and may be exercised following the termination of an Eligible Person's continuous service only to the extent provided by the Administrator under the 2023 Plan. If the Administrator of our 2023 Plan permits an Eligible Person to exercise an Award following the termination of continuous service for a specified period, the Award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first. In the event an Eligible Person's service has been terminated for "cause", he or she shall immediately forfeit all rights to any of the Awards outstanding.

The foregoing summary of our 2023 Plan is not complete and is qualified in its entirety by reference to the 20230 Stock and Incentive Plan, a copy of which has been filed electronically with the SEC, which is available under the Company's filings at www.sec.gov.

As of November 10, 2023, there were stock options outstanding under our 2023 Plan exercisable for an aggregate of 17,151,000 shares of our common stock.

Common Stock Purchase Warrants

As of November 10, 2023, there were common stock purchase warrants issued and outstanding exercisable for an aggregate of 20,800,000 shares of our common stock.

Recent Sales of Unregistered Securities

Since the beginning of our fiscal year ended July 31, 2023, we have not sold any equity securities that were not registered under the United States Securities Act of 1933, as amended, that were not previously reported in a Current Report on Form 8-K.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the Company's financial condition and results of operations contain forward-looking statements that involve risks, uncertainties and assumptions including, among others, statements regarding our capital needs, business plans and expectations. In evaluating these statements, you should consider various factors, including the risks, uncertainties and assumptions set forth in reports and other documents we have filed with or furnished to the SEC and, including, without limitation, this Annual Report on Form 10-K filing for the fiscal year ended July 31, 2023, including the consolidated financial statements and related notes contained herein. These factors, or any one of them, may cause our actual results or actions in the future to differ materially from any forward-looking statement made in this document. Refer to "Forward-looking Statements" and Item 1A. Risk Factors.

Introduction

The following discussion summarizes the results of operations for each of our fiscal years ended July 31, 2023 and 2022 and our financial condition as at July 31, 2023 and 2022, with a particular emphasis on fiscal 2023, our most recently completed fiscal year.

Overview

Our business is the production and cultivation of medical and recreational marijuana in Nevada pursuant to licenses held by NMG operating under the marquee brand name of Body & Mind and produces flower, oil, extracts and edibles and are available for sale in dispensaries in Nevada. In addition, we have retail / dispensary operations in California, Illinois and Arkansas, and wholesale operations in Ohio and Arkansas that produce flower and/or concentrates from extraction. During the fiscal year ended July 31, 2023, we had retail/dispensary operations in Ohio and Michigan, however, those dispensaries have now been sold.

Results of Operations for the years ended July 31, 2023 and 2022

The following table sets forth our results of operations for the fiscal years ended July 31, 2023 and 2022:

	July 31, 2023 $	July 31, 2022 $
Sales	22,819,983	23,372,823
Cost of sales and other	(17,044,221)	(15,925,892)
General and Administrative Expenses	(13,445,701)	(11,958,933)
Other Items	(10,484,265)	22,128,743
Net Loss from Continuing Operations	(20,322,690)	(29,159,677)
Net Loss	(20,566,354)	(28,228,104)
Foreign Currency Translation Adjustment	258,474	96,380
Comprehensive Loss	(20,307,880)	(28,131,724)
Basic and Diluted Loss Per Share – Continuing Operations	(0.15)	(0.26)
Basic and Diluted Loss Per Share – Discontinued Operations	(0.00)	(0.25)

Revenues and Cost of Sales

For the year ended July 31, 2023, we had total sales of $22,819,983 and cost of sales of $17,044,221 for a gross margin of $5,775,762 compared to total sales of $23,372,823 and cost of sales of $15,925,892 for a gross margin of $7,446,931 in the year ended July 31, 2022. Sales remained relatively the same, with only a 2% decrease for 2023, but the cost of sales increased by 7% compared to 2022 largely due to the Nevada inventory adjustment recognized during fiscal 2023. During the year ended July 31, 2023, the Company recorded product sales as follows:

Revenues – By Segment	Year ended July 31, 2023 $	%
Wholesale	5,070,441	22%
Retail	17,749,542	78%
Total	22,819,983	

Revenues – By Segment	Year ended July 31, 2022 $	%
Wholesale	5,250,972	22%
Retail	18,121,851	78%
Total	23,372,823	

Operating Expenses

For the year ended July 31, 2023, general and administrative expenses totaled $13,445,701 compared with $11,958,933 for the year ended July 31, 2022. A significant reason for the increase in general and administrative expenses between the years related to increased depreciation from $1,062,797 to $1,114,508, license, utilities and office administration from $3,570,351 to $4,007,588, business development expense from $669,471 to $835,326 and accounting and legal fees from $845,386 to $1,315,666 as a result of various ongoing acquisitions, expansions and sale of the Michigan and Ohio operations. Lease expense increased from $691,321 to $1,283,987 mainly as a result of additional leased premises in New Jersey and Illinois.

Income Taxes

The (benefit) expense for income taxes consists of the following:

	2023	2022
Current:		
Federal	2,588,522	$ 1,540,516
State	7,471	61,153
	2,595,993	1,601,669
Deferred:		
Federal	(427,507)	4,787
State	-	168,153
	(427,507)	172,940
Total (benefit) expense for income taxes	2,168,486	$ 1,774,609

Section 280E of the Internal Revenue Code ("IRC") prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue

Service (the "IRS") has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The nondeductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as lobbying expenses.

	2023	2022
Net loss for the year before income tax	$ (18,154,204)	$ (26,640,745)
Federal and state income tax rates	21.00%	21.00%
Expected income tax recovery	(3,806,994)	(5,594,555)
State taxes	(615,593)	(474,933)
Stock options	-	118,816
IRC 280E disallowance	4,318,695	7,648,632
Deferred tax adjustment	(757,256)	(585,809)
Return to provision	(1,543,140)	-
Valuation allowance	968,717	724,287
Change in State tax rate	(186,076)	-
Uncertain tax position	3,790,133	-
Other	-	(61,829)
Total income tax expense	$ 2,168,486	$ 1,774,609

The impact of the loss on impairment of goodwill, intangible assets, ROU assets, and loans receivable in the aggregate amount of $9,370,092 is included in the IRC 280E disallowance for 2023. Approximately $19 million was included in the IRC 280E disallowance for the year ended 31 July 2023 related to the impairment losses.

Other Income (Expenses)

During the year ended July 31, 2023, our other income and expenses accounted for $10,484,265 in expenses as compared to $22,128,743 in expenses for the year ended July 31, 2023. The significant components in other items primarily relates to the Company's impairment loss on brand, licenses, property and equipment and right-of-use assets in Nevada and Long Beach for a combined total of $9,370,092. In 2022, the Company also recognized impairment loss on brand, licenses, goodwill and right-of-use assets in Manistee, Michigan for a combined total of $20,517,192.

Net Loss

Net loss for the year ended July 31, 2023 totaled $20,566,354 compared with a net loss of $28,228,104 for the year ended July 31, 2022. The decrease in net loss of $7,661,750 is largely due to the impairment loss on right-of-use assets, brand, licenses and goodwill totaling $20,517,192 in the comparative year and offset mainly as a result of the increase in operating expenses as discussed above.

Other Comprehensive Income (Loss)

We recorded translation adjustments gain of $258,474 and $96,380 for the year ended July 31, 2023 and 2022, respectively. The amounts are included in the statement of operations as other comprehensive income (loss) for the respective years.

Liquidity and Capital Resources

The following table sets out our cash and working capital as of July 31, 2023 and 2022:

	As of July 31, 2023	As of July 31, 2022
Cash reserves	$ 1,511,051	$ 1,469,099
Working capital (deficiency)	$ 1,606,967	$ 5,669,884

Financings

There has been no equity financing during the year ended July 31, 2023. The Company received $3,000,000 related to issuing unsecured five-year convertible debentures bearing interest at 8% per annum, compounded annually and common stock purchase warrants to acquire 15,000,000 shares of common stock of the Company. These debentures have a maturity date of December 19, 2027 and the investors have the right at any time prior to the maturity date to convert all or any portion of the principal amount and/or any interest amount, into shares of common stock of the Company at US$0.10 per share. In addition, the Company received proceeds from other loans in the amount of $5,245 (2022: repaid $26,533), net, for the year ended July 31, 2023.

Statement of Cashflows

During the year ended July 31, 2023, our net cash increased by $41,952 (2022: decrease of $5,634,366), which included net cash used in operating activities of $3,833,406 (2022: $3,444,278), net cash used in investing activities of $74,479 (2022: $2,145,486), net cash provided by financing activities of $3,515,182 (2022: used $26,533), effect of exchange rate changes on cash and cash equivalents of $258,474 (2022: $96,380), and increase in cash transferred to assets held for sale of $176,181 (2022: decrease of $114,449).

Cash Flow used in Operating Activities

Cash flow used in operating activities totaled $3,833,406 during the year ended July 31, 2023 and totaled $3,444,278 during the year ended July 31, 2022. Significant changes in cash used in operating activities are outlined as follows:

- The Company incurred a net loss from operations of $20,322,690 during the year ended July 31, 2023 compared to $29,159,677 in 2022. The net loss in 2023 included, among other things, non-cash depreciation of $781,033 (2022: $821,284), accrued interest and accretion of $458,703 (2022: $948,909), amortization of right-of-use assets of $669,276 (2022: $438,470), amortization of intangible assets of $1,021,260 (2022: $986,906), impairment loss on its assets of $9,370,093 (2022: $20,517,192), and stock-based compensation of $270,693 (2022: $435,266).

The following non-cash items further adjusted the loss for the year ended July 31, 2023 and 2022:

- Increase in amounts receivable and prepaid of $136,717 (2022: decrease of $1,160,729), increase in inventory of $1,254,830 (2022: decrease of $200,230), decrease in deposits of $41,211 (2022: increase of $113,828), increase in trade payables and accrued liabilities of $791,661 (2022: $491,817), decrease in lease liabilities of $718,414 (2022: $775,307), increase in income taxes payable of $2,766,557 (2022: decrease of $1,072,760), and decrease in due to related parties of $70,381 (2021: increase of $111,788).

Cash provided by operating activities from discontinued operations totaled $939,660 during the year ended July 31, 2023 and totaled $1,347,731 during the year ended July 31, 2022.

Cash Flow used in Investing Activities

During the year ended July 31, 2023, investing activities used cash of $74,479 compared to $2,145,486 cash used during the year ended July 31, 2022. The change in cash used in investing activities from the year ended July 31, 2023 relates primarily to investment in Canopy net of cash received of $Nil (2022: $871,497), additional property and equipment of $992,884 (2022: $264,513), and a loan of $938,205 (2022: $391,168) from CCG in Arkansas.

Cash used in investing activities from discontinued operations totaled $19,800 during the year ended July 31, 2023 compared to $618,308 during the year ended July 31, 2022.

Cash Flow provided by Financing Activities

During the year ended July 31, 2023, financing activities provided cash of $3,515,182 compared to $26,533 used during the year ended July 31, 2022. In 2023, the Company received proceeds of $3,000,000 related to convertible debenture financing.

During the year ended July 31, 2022, the Company repaid loans payable of $26,533.

Trends and Uncertainties

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although certain restrictions have been relaxed, COVID-19 may have a future material impact on our results of operation with respect to retail sales at our dispensary locations as well as wholesales of our products in Nevada to dispensaries in Nevada. Significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Outstanding share data

At November 10, 2023, we had 146,636,974 issued and outstanding common shares, 17,151,000 outstanding stock options and 20,800,000 outstanding warrants.

Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management's estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

- Income taxes

  The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

- Foreign currency

  The Company determines the functional currency through an analysis of several indicators such as expenses and cash flows, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

- Fair value of financial instruments

  Management uses valuation techniques, in measuring the fair value of financial instruments, where active market quotes are not available.

  In applying the valuation techniques, management makes maximum use of market inputs wherever possible, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. Such estimates include liquidity risk, credit risk and volatility may vary from the actual results that would be achieved in an arm's length transaction at the reporting date. The assessment of the timing and extent of impairment of intangible assets involves both significant judgements by management about the current and future prospects for the intangible assets as well as estimates about the factors used to quantify the extent of any impairment that is recognized.

- Long-lived assets and goodwill

  Long-lived assets and goodwill are reviewed for indicators of impairment at least annually. When there are indications of impairment, the Company calculates the fair value of reporting units for goodwill and the fair value of the asset groups for long-lived assets using various valuation techniques, which require the input of highly subjective assumptions that can materially affect the fair value estimate.

- Intellectual property

  The recoverability of the carrying value of the intellectual property is dependent on numerous factors. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

- Stock-based compensation

  The option pricing models require the input of highly subjective assumptions, particularly the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

- Business Combination

    The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

    We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination in order to record the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Significant estimation is required in determining the fair value of the customer relationship intangible assets, deferred revenue and contingent consideration liabilities. The significant estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, deferred revenue and contingent consideration liabilities, as well as the sensitivity of the respective fair values to the underlying significant assumptions. We use the income approach to measure the fair value of these intangible assets. The significant assumptions used to estimate the fair value of the intangible assets included forecasted revenues from existing customers and existing customer attrition rates. When estimating the significant assumptions to be used in the valuation we include a consideration of current industry information, market and economic trends, historical results of the acquired business and other relevant factors. These significant assumptions are forward-looking and could be affected by future economic and market conditions. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires the recognition and measurement of contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Considerations to determine the amount of contract assets and contract liabilities to record at the acquisition date include the terms of the acquired contract, such as timing of payment, identification of each performance obligation in the contract and allocation of the contract transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception. ASU 2021-08 is effective for the Company beginning in the first quarter of 2023. ASU 2021-08 should be applied prospectively for acquisitions occurring on or after the effective date of the amendments. Early adoption of the proposed amendments would be permitted, including adoption in an interim period. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of financial risks

The financial risk arising from the Company's operations are credit risk, liquidity risk, interest rate risk and currency risk.

These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

- Credit risk

  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company reduces its exposure to credit risk by maintaining its cash with major financial institutions. Credit risk associated with the convertible loans receivable arises from the possibility that the principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship. The Company is not currently exposed to any significant credit risk associated with its trade receivable.

- Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company had working capital of $1,606,967 as at July 31, 2023. The Company outlined substantial doubt about its ability to continue as a going concern in prior periods which has been alleviated by securing long term debt, cash flow positive operations and increased sales. The Company anticipates that current cashflow positive operations, cash on hand and working capital will ensure coverage for all expenses associated with current operations for at least the next 15 months from the issuance of these financial statements. Management believes that the Company has access to capital resources through potential public or private issuances of debt or equity securities to further contribute to the growth of the company.

- Interest rate risk

  Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as it does not hold financial instruments that will fluctuate in value due to changes in market interest rates.

- Currency risk

  Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk by incurring expenditures and holding assets denominated in currencies other than its functional currency. Assuming all other variables remain constant, a 1% change in the Canadian dollar against the US dollar would not result in a significant change to the Company's operations.

- Other risks

  The Company is not exposed to other risks unless otherwise noted.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BODY AND MIND INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 July 2023 and 2022

(Expressed in U.S. Dollars)

BODY AND MIND INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Body and Mind Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Body and Mind Inc. ("the Company") as of July 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended July 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended July 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Long-Lived Asset Impairment

Description of the Critical Auditing Matter

The Company has various long-lived assets including definite lived intangible assets (Note 10), property and equipment (Note 8) and operating lease right of use assets (Note 13). Further, as described in Note 3 to the consolidated financial statements, the Company performs impairment testing for its long-lived assets when events or changes in circumstances indicate that its carrying amount may not be recoverable and exceeds its fair value. Due to challenging industry and economic conditions, the Company tested two long lived asset groups (NMG and NMG LB) during the year ended July 31, 2023, for recoverability and ultimately to measure impairment. At the time of impairment review, the carrying values of NMG and NMG LB were approximately $4.9 million and $4.4 million, respectively.

The Company's evaluation of the recoverability of these long-lived asset groups involved comparing the undiscounted future cash flows expected to be generated by these long-lived asset groups to its their respective carrying amounts. The Company's measurement of impairment involved determining the fair value of certain long-lived asset groups primarily through the use of a discounted cash flow model. The Company's recoverability and impairment analysis requires management to make significant estimates and assumptions related to forecasted sales growth rates and cash flows over the remaining useful life of these long-lived asset groups. The Company utilized a third-party valuation specialist to assist in the determination of the recoverability of, and fair value of these long-lived asset groups.

We identified the testing and evaluation of the recoverability and impairment analysis as a critical audit matter because of the significant estimates and assumptions management used in the undiscounted and discounted cash flow analysis. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the following:

- Testing management's process for developing the tests for recoverability and fair value models.

- Evaluating the appropriateness of the undiscounted and discounted cash flow models used by management.

- Testing the completeness and accuracy of underlying data used in the cash flow models.

- Evaluating the significant assumptions used by management, including assumptions related to revenues, gross margin, other operating expenses and income taxes to discern whether they are reasonable considering (i) the current and past performance of the entity; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

- Professionals with specialized skill and knowledge were utilized by the Firm to assist in the evaluation of the undiscounted cash flow model and underlying assumptions.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company's auditor since 2021.

Draper, UT
November 13, 2023

Body and Mind Inc.
Consolidated Balance Sheets
(U.S. Dollars)

ASSETS	As of 31 July 2023	As of 31 July 2022
Current		
Cash	$ 1,511,051	$ 1,469,099
Accounts receivable, net	591,291	438,839
Interest receivable on convertible loan *(Note 6)*	294,000	222,000
Prepaids	542,400	558,135
Inventory *(Note 5)*	2,310,601	3,565,431
Loan receivable *(Note 7)*	-	789,984
Assets held for sale – discontinued operations *(Note 19)*	4,030,628	5,942,404
Total Current Assets	9,279,971	12,985,892
Deposit	72,617	113,828
Convertible loan receivable *(Note 6)*	1,700,411	1,250,000
Property and equipment, net *(Note 8)*	1,827,215	3,720,284
Operating lease right-of-use assets *(Note 13)*	4,329,634	3,271,685
Brand and licenses, net *(Note 10)*	3,999,932	9,684,174
TOTAL ASSETS	$ 21,209,780	$ 31,025,863
LIABILITIES		
Current		
Bank overdraft	$ 509,937	$ -
Accounts payable	2,764,672	2,181,937
Accrued liabilities	462,025	325,385
Income taxes payable	1,997,701	3,021,539
Due to related parties *(Note 11)*	93,481	163,862
Loans payable *(Note 12)*	166,001	12,535
Current portion of operating lease liabilities *(Note 13)*	1,099,888	456,668
Liabilities related to assets held for sale – discontinued operations *(Note 19)*	579,299	1,154,082
Total Current Liabilities	7,673,004	7,316,008
Long-term operating lease liabilities *(Note 13)*	7,858,817	4,816,038
Loans payable *(Note 12)*	7,779,659	7,393,636
Convertible debentures – related parties, net *(Note 12)*	2,480,522	-
Income taxes payable	4,757,387	966,992
Deferred tax liability	-	427,770
TOTAL LIABILITIES	30,549,389	20,920,444
STOCKHOLDERS' EQUITY (DEFICIT)		
Capital Stock– *Statement 3 (Note 14)*		
Authorized:		
900,000,000 Common Shares – Par Value $0.0001		
Issued and Outstanding:		
146,636,974(31July2022–113,668,613) Common Shares	14,663	11,366
Additional paid-in capital	55,057,531	52,344,573
Shares to be issued	-	1,853,403

Accumulated other comprehensive income	1,482,567	1,224,093
Accumulated Deficit	(66,829,507)	(45,803,026)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT) ATTRIBUTABLE TO BAM STOCKHOLDERS	(10,274,746)	9,630,409
NON-CONTROLLING INTEREST	935,137	475,010
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(9,339,609)	10,105,419
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 21,209,780	$ 31,025,863

The accompanying notes are an integral part of these consolidated financial statements.

Body and Mind Inc.
Consolidated Statements of Operations and Comprehensive Loss
(U.S. Dollars)

	Years Ended 31 July	
	2023	**2022**
Sales	$ 22,819,983	$ 23,372,823
Cost of sales	(17,044,221)	(15,925,892)
Gross profit	5,775,762	7,446,931
Operating Expenses		
Accounting and legal	1,315,666	845,386
Business development	835,326	669,471
Consulting fees	822,743	967,860
Depreciation and amortization	1,114,508	1,062,797
Lease expense	1,283,987	691,321
Licenses, utilities and office administration	4,007,588	3,570,351
Management fees	350,766	559,937
Salaries and wages	3,715,117	3,591,810
Total Operating Expenses	(13,445,701)	(11,958,933)
Net Operating Loss	(7,669,939)	(4,512,002)
Other Income (Expenses)		
Foreign exchange, net	1,499	323
Gain on fair value adjustment of convertible loan *(Note 6)*	450,411	-
Interest expense	(1,718,859)	(1,371,330)
Interest income	72,000	72,000
Loss on impairment of long-lived assets *(Notes 8, 10 and 13)*	(9,370,093)	(20,517,192)
Loss on settlement	-	(460,001)
Other income	80,777	147,457
Total Other Expenses	(10,484,265)	22,128,743
Net Loss Before Income Tax	$ (18,154,204)	$ (26,640,745)
Income tax expense	(2,168,486)	(1,774,609)
Net Loss from Continuing Operations	(20,322,690)	(28,415,354)
Discontinued Operations		
Net income (loss) from discontinued operations	(553,789)	187,250
Gain on sale of NMG MI 1, LLC	310,125	-
Net Income (Loss) from Discontinued Operations	(243,664)	187,250
Net Loss	(20,566,354)	(28,228,104)
Other Comprehensive Income		
Foreign currency translation adjustment	258,474	96,380
Comprehensive Loss	$ (20,307,880)	$ (28,131,724)
Net income (loss) from continuing operations attributable to:		
Body and Mind Inc.	(20,782,817)	(28,863,766)
Non-controlling interest	460,127	448,412
Net income (loss) attributable to:		
Body and Mind Inc.	(21,026,481)	(28,676,516)

Non-controlling interest			460,127			448,412

Comprehensive loss attributable to:						
Body and Mind Inc.			(20,768,007)			(28,580,136)
Non-controlling interest			460,127			448,412
Loss per share attributable to Body and Mind Inc. – Basic and Diluted:						
Continuing operations	$		(0.15)	$		(0.26)
Discontinued operations			(0.00)			0.01
	$		(0.15)	$		(0.25)
Weighted Average Number of Shares Outstanding - Basic and Diluted			134,345,873			112,209,254

The accompanying notes are an integral part of these consolidated financial statements.

Body and Mind Inc.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
(U.S. Dollars)

	Share Capital Common Shares		Additional paid-in	Shares to be	Accumulated Other comprehensive	Accumulated	Non-controlling	
	Number	Amount	capital	issued	income	Deficit	interest	Total
Balance – 31 July 2022	113,668,613	$ 11,366	$ 52,344,573	$ 1,853,403	$ 1,224,093	$ (45,803,026)	$ 475,010	$ 10,105,419
Common stock issued in acquisition of Canopy	16,301,694	1,630	1,851,773	(1,853,403)	-	-	-	-
Common stock issued in merger of CraftedPlants NJ	16,666,667	1,667	(1,667)	-	-	-	-	-
Warrants issued in convertible debentures financing	-	-	592,159	-	-	-	-	592,159
Stock-based compensation *(Note 14)*	-	-	270,693	-	-	-	-	270,693
Foreign currency translation adjustment	-	-	-	-	258,474	-	-	258,474
Loss for the year	-	-	-	-	-	(21,026,481)	460,127	(20,566,354)
Balance – 31 July 2023	146,636,974	$ 14,663	$ 55,057,531	$ -	$ 1,482,567	$ (66,829,507)	$ 935,137	$ (9,339,609)
Balance – 31 July 2021	109,077,778	$ 10,907	$ 50,312,013	$ -	$ 1,127,713	$ (17,126,510)	$ 26,598	$ 34,350,721
Common stock issued in acquisition of Canopy *(Note 11)*	2,728,156	273	939,047	1,853,403	-	-	-	2,792,723

Common stock issued for operating leases *(Note 15)*	1,862,679	186	578,662	-	-		-	578,848
Warrants issued for loan amendment *(Note 14)*	-	-	79,585	-	-		-	79,585
Stock-based compensation *(Note 16)*	-	-	435,266	-	-		-	435,266
Foreign currency translation adjustment	-	-	-	-	96,380		-	96,380
Loss for the year	-	-	-	-	-	(28,676,516)	448,412	(28,228,104)
Balance – 31 July 2022	113,668,613	11,366	52,344,573	1,853,403 $	1,224,093 $	(45,803,026)	475,010	10,105,419

The accompanying notes are an integral part of these consolidated financial statements.

Body and Mind Inc.
Consolidated Statements of Cash Flows
(U.S. Dollars)

Cash Resources Provided By (Used In)	Years Ended 31 July	
	2023	2022
Operating Activities		
Net loss from continuing operations	$ (20,322,690)	$ (29,159,677)
Items not affecting cash:		
Accrued interest and accretion	458,703	948,909
Accrued interest income	(72,000)	(72,000)
Amortization of intangible assets	1,021,260	986,906
Operating lease costs	669,276	438,470
Depreciation	781,033	821,284
Deferred tax expense	(427,770)	229,431
Gain on fair value adjustment of convertible loan	(450,411)	-
Loss on impairment of long-lived assets	9,370,093	20,517,192
Loss on settlement of contingent consideration	-	503,179
Gain on settlement of lease liabilities	-	(43,178)
Stock-based compensation	270,693	435,266
Accounts receivable and prepaids	(136,717)	1,160,729
Inventory	1,254,830	(200,230)
Deposits	41,211	(113,828)
Trade payables and accrued liabilities	791,661	491,817
Income taxes payable and deferred taxes	2,766,557	(1,072,760)
Due to related parties	(70,381)	111,788
Lease liabilities	(718,414)	(775,307)
Cash used in operating activities from continuing operations	(4,773,066)	(4,792,009)
Cash provided by operating activities from discontinued operations	939,660	1,347,731
Cash used in operating activities	(3,833,406)	(3,444,278)
Investing Activities		
Acquisition of Canopy, net of cash received	-	(871,497)
Purchase of property and equipment	(992,884)	(264,513)
Loan receivable	938,205	(391,168)
Cash used in investing activities from continuing operations	(54,679)	(1,527,178)
Cash provided by (used in) investing activities from discontinued operations	(19,800)	(618,308)
Cash provided by (used in) investing activities	(74,479)	(2,145,486)
Financing Activities		
Bank overdraft	509,937	-
Proceeds from (repayment of) loans payable, net	5,245	(26,533)
Proceeds from convertible debenture financing	3,000,000	-
Cash provided by (used in) financing activities from continuing operations	3,515,182	(26,533)
Effect of exchange rate changes on cash	258,474	96,380
Increase (decrease) in cash for the year	(134,229)	(5,519,917)

Cash transferred to assets held for sale	176,181	(114,449)
Cash– beginning of year	1,469,099	7,103,465
Cash– end of year	$ 1,511,051	1,469,099

Supplemental Disclosures with Respect to Cash Flows *(Note 16)*

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature and Continuance of Operations

Body and Mind Inc. (the "Company") was incorporated on 5 November 1998 in the State of Delaware, USA, under the name Concept Development Group, Inc. In May 2004, the Company acquired 100% of Vocalscape, Inc. and changed its name to Vocalscape, Inc. On October 28, 2005, the Company changed its name to Nevstar Precious Metals Inc. On October 23, 2008, the Company changed its name to Deploy Technologies Inc. ("Deploy Tech") and, on September 15, 2010, the Company incorporated a wholly-owned subsidiary, Deploy Acquisition Corp. ("Deploy") under the laws of the State of Nevada, USA. On September 17, 2010, the Company merged with and into Deploy under the laws of the State of Nevada. Deploy, as the surviving corporation of the merger, assumed all the assets, obligations and commitments of Deploy Tech, and we were effectively re-domiciled in the State of Nevada. Upon the completion of the merger, Deploy assumed the name "Deploy Technologies Inc.", and all of the issued and outstanding common stock of Deploy Tech was automatically converted into and became Deploy's issued and outstanding common stock.

On 14 November 2017, the Company acquired Nevada Medical Group, LLC ("NMG") and changed its name to Body and Mind Inc. The Company is now a supplier and grower of medical and recreational cannabis in the state of Nevada, and has retail operations in California, Ohio, and Arkansas.

Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries as follows:

Name	Jurisdiction	Ownership	Date of acquisition or formation
DEP Nevada Inc. ("DEP Nevada")	Nevada, USA	100%	10 August 2017
Nevada Medical Group LLC ("NMG")	Nevada, USA	100%	14 November 2017
NMG Long Beach LLC ("NMG LB")	California, USA	100%	18 December 2018
NMG San Diego LLC ("NMG SD")	California, USA	60%	30 January 2019
NMG Ohio LLC ("NMG Ohio")	Ohio, USA	100%	27 April 2017
NMG OH 1, LLC ("NMG OH 1")	Ohio, USA	100%	30 January 2020
NMG OH P1, LLC ("NMG OH P1")	Ohio, USA	100%	30 January 2020
NMG MI 1, Inc. ("NMG MI 1")	Michigan, USA	100%	24 June 2021
NMG MI C1 Inc.	Michigan, USA	100%	24 June 2021

NMG MI P1 Inc.	Michigan, USA	100%	24 June 2021
Canopy Monterey Bay, LLC ("Canopy")	California, USA	100%	30 November 2021
NMG CA P1, LLC ("NMG CA P1")	California, USA	100%	7 January 2020
NMG CA C1, LLC ("NMG CA C1")	California, USA	100%	7 October 2020
BaM Body and Mind Dispensary NJ, Inc. ("BAM NJ")	New Jersey, USA	100%	21 December 2022
NMG IL4, LLC ("NMG IL 4")	Illinois, USA	100%	25 April 2023

All inter-company transactions and balances are eliminated upon consolidation.

2. Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after 15 December 2022. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Basis of presentation

These condensed consolidated interim financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in U.S. dollars. The Company's fiscal year end is 31 July.

Accounts receivable

Amounts receivable represents amounts owed from customers for sale of medical and recreational cannabis and sales tax recoverable. Amounts are presented net of the allowance for doubtful accounts, which represents the Company's best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful accounts on a quarterly basis. As of 31 July 2023 and 2022, the Company has no allowance for doubtful accounts.

Revenue recognition

The Company recognizes revenue from product sales when our customers obtain control of our products. This determination is based on the customer specific terms of the arrangement for wholesale operations. Upon transfer of control, the Company has no further performance obligations. All retail sales are considered cash on delivery.

Due to the nature of the Company's revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC 606.

The Company's revenues accounted for under ASC 606, generally, do not require significant estimates or judgments based on the nature of the Company's revenue streams. The sales prices are generally fixed and all consideration from contracts is included in the transaction price. The Company's contracts do not include multiple performance obligations or material variable consideration.

See Note 15 for revenue disaggregation table.

Inventory and cost of goods sold

Inventory consists of work in progress (live plants and plants in the drying process), finished goods, and consumables. The Company values its finished goods and consumables at the lower of the actual costs or its current estimated market value less costs to sell. The Company values its work in progress at cost using the average cost method.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

The Company periodically reviews its inventory for obsolete and potentially impaired items. Any identified slow moving and obsolete items are written down to its net realizable value through a charge to cost of goods sold. As of 31 July 2023 and 2022, the Company has no allowance for inventory obsolescence.

Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, packaging and other supplies, fees for services and processing, and allocated overhead, such as allocations of rent, administrative salaries, utilities and related costs.

Loans receivable

The Company carries its loans receivable at cost and are reviewed for indicators of impairment at least annually.

Property and equipment

Property and equipment are stated at cost and are amortized over their estimated useful lives on a straight-line basis as follows:

Office equipment	7 years
Cultivation equipment	7 years
Production equipment	7 years
Kitchen equipment	7 years
Vehicles	7 years
Vault equipment	7 years
Leasehold improvements	shorter of useful life or the term of the lease

Intangible assets

Intangible assets acquired from third parties are measured initially at fair value and either classified as indefinite life or finite life depending on their characteristics. Intangible assets with indefinite lives are tested for impairment at least annually and intangible assets with finite lives are reviewed for indicators of impairment at least annually. The Company's brands and licenses acquired from NMG have indefinite lives; therefore, no amortization is recognized. The Company's brands and licenses acquired by NMG SD have a finite life of 10 years, brands and licenses acquired by NMG LB and NMG OH 1 have a finite life of 10 years, customer relationships acquired by NMG OH 1 have a finite life of five years, licenses acquired by Canopy have a finite life of 10 years and are amortized over these estimated useful lives on a straight-line basis. Brands acquired by Canopy have indefinite lives.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and definite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group.

Impairment of goodwill and indefinite-lived assets

Goodwill and indefinite-lived intangible assets are not amortized. Goodwill and indefinite-lived intangible assets are reviewed for impairment annually or more frequently when events or changes in circumstances indicate that fair value of the reporting unit has been reduced to less than its carrying amount in accordance with the provisions of ASC 350, "Intangibles—Goodwill and Other". The Company performs an impairment test annually by comparing the fair value of the indefinite-lived intangible assets or reporting unit (for goodwill) with its carrying amount. The measurement of the impairment loss to be recognized is based on the amount by which the carrying amount exceeds the reporting unit's fair value.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with ASC 740, "Income Taxes", which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and for tax losses and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of operations and comprehensive income.

Basic and diluted net income (loss) per share

The Company computes net income (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excluded all dilutive potential shares if their effect is anti-dilutive. As of 31 July 2023, potential common shares are comprised of 17,151,000 outstanding options, 33,215,284 outstanding warrants and 31,472,877 shares issuable on conversion of convertible debentures.

Comprehensive loss

ASC 220, "Comprehensive Income", establishes standards for the reporting and display of comprehensive income/loss and its components in the consolidated financial statements. As of 31 July 2023 and 2022, the Company reported foreign currency translation adjustments as other comprehensive income or loss and included a schedule of comprehensive income/loss in the consolidated financial statements.

Foreign currency translation

The Company's functional currency is the Canadian dollar and its reporting currency is in U.S. dollars. The Company's subsidiaries have a functional currency in U.S. dollars. The consolidated financial statements of the Company are translated to U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". Exchange gains and losses on inter-company balances that form part of the net investment in foreign operations are included in other comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. The exchange rates used to translate Canadian dollar to U.S. dollar was 0.7589 for monetary assets and liabilities and 0.7455 as an average rate for transactions occurred during the year ended 31 July 2023. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of net loss.

Stock-based compensation

The Company estimates the fair value of each stock option award at the grant date by using the Black-Scholes Option Pricing Model. The fair value determined represents the cost for the award and is recognized over the required service period, generally defined as the vesting period. The Company's accounting policy is to recognize forfeitures as they occur.

Fair value measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets.

- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies.

- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 assets and liabilities include investments in other private entities, and goodwill and intangible assets, when they are recorded at fair value due to an impairment charge. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

The Company measures equity investments without readily determinable fair values on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

The convertible loan receivable was valued using Level 3 inputs.

Other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities, if any, at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from these estimates.

Lease accounting

Under ASC 842, leases are separated into two classifications: operating leases and financial leases. Lease classification under ASC 842 is relatively similar to ASC 840. For a lease to be classified as a finance lease, it must meet one of the five finance lease criteria: (1) transference of title/ownership to the lessee, (2) purchase option, (3) lease term for major part of the remaining economic life of the asset, (4) present value represents substantially all of the fair value of the asset, and (5) asset specialization. Any lease that does not meet these criteria is classified as an operating lease. ASC 842 requires all leases to be recognized on the Company's balance sheet. Specifically, for operating leases, the Company recognize a right-of-use asset and a corresponding lease liability upon lease commitment.

Non-controlling Interest

Non-controlling interests ("NCI") represent equity interests owned by outside parties. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. The Company has elected to measure each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI are presented as a component of equity. NCI's share of net income or loss is recognized directly in equity. Total income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

Assets and liabilities held for sale

The Company classifies assets held for sale in accordance with ASC 360, "Property, Plant and Equipment". When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) management, having the authority to approve the action, commits to a plan to sell the asset, ii) the asset is available for immediate sale in its present condition subject to certain customary terms, iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, iv) the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale, within one year, subject to certain exceptions, v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current value, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. Assets held for sale are measured at the lower of their carrying amount or fair value less cost to sell ("FVLCTS"). FVLCTS is the amount obtainable from the sale of the asset in an arm's length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization on an asset cease to be recorded. For long-lived assets or disposals groups that are classified as held for sale but do not meet the criteria for discontinued operations, the assets and liabilities are presented separately on the balance sheet of the initial period in which it is classified as held for sale. The major classes of assets and liabilities classified as held for sale are disclosed in the notes to the consolidated financial statements.

4.   Financial Instruments

The following table represents the Company's assets that are measured at fair value as of 31 July 2023 and 2022:

	As of 31 July 2023	As of 31 July 2022
Financial assets at fair value		
Cash	$ 1,511,051	$ 1,854,277
Convertible loan receivable	1,700,411	1,250,000
Total financial assets at fair value	$ 3,211,462	$ 3,104,277

Management of financial risks

The financial risk arising from the Company's operations include credit risk, liquidity risk, interest rate risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company reduces its exposure to credit risk by maintaining its cash with major financial institutions. Credit risk associated with the convertible loans receivable arises from the possibility that the principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures, as far as reasonably possible, that it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company had working capital of $1,606,967 at 31 July 2023, however, the Company had recurring net losses and negative cash flows from operations, and the Company required additional financing to meet all current and future financial obligations which caused substantial doubt about its ability to continue as a going concern for a period of one year from the issuance of these financial statements. The Company anticipates that cash on hand and working capital will ensure coverage for all expenses associated with current operations for at least the next 12 months from the issuance of these financial statements. Management believes that the Company has access to capital resources through potential public or private issuances of debt or equity securities to further contribute to the growth.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as it does not hold financial instruments that will fluctuate in value due to changes in interest rates.

Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk by incurring expenditures and holding assets denominated in currencies other than its functional currency.

5. Inventory

	31 July 2023	31 July 2022
Work in progress	$ 652,825	$ 610,030
Finished goods	604,519	1,961,244
Consumables	1,053,257	1,308,726
Total	$ 2,310,601	$ 3,880,000

6. Convertible loan receivable

Effective March 15, 2019, the Company, through its wholly owned subsidiaries, DEP Nevada and NMG, entered into a convertible loan agreement and a management agreement with Comprehensive Care Group LLC ("CCG"), an Arkansas limited liability company, with respect to the development of a medical cannabis dispensary facility in West Memphis, Arkansas. The convertible loan agreement can be extended by either party and the current agreement has a maturity date of 30 March 2024. Under no circumstances the maturity date of the convertible loan agreement shall extend beyond the expiration of the management agreement as described below.

Pursuant to the management agreement, NMG will provide operations and management services, including management, staffing, operations, administration, oversight, and other related services. Under the management agreement, NMG will be required to obtain approval from CCG for any key decisions as defined in the agreement and accordingly the Company does not control CCG. NMG will be paid a monthly management fee equal to 66.67% of the monthly net profits of CCG, subject to conversion of the convertible loan as discussed below upon which the monthly management fee shall be $6,000 per month, unless otherwise agreed by the parties in writing. The management agreement has an expiration of 15 March 2024 and can be mutually extendable.

The convertible loan agreement is for an amount up to $1,250,000 from DEP to CCG with proceeds to be used to fund construction of a facility, working capital and initial operating expenses. The loan bears interest at a fixed rate of $6,000 per month until the parties mutually agree to increase the interest. Upon the latter of one year of granting of a medical cannabis dispensary license by the appropriate authorities or one year after entering into the convertible loan agreement, DEP may elect to convert the loan into preferred units of CCG equal to 40% of all outstanding preferred units of CCG that carry 66.7% voting interest, subject to approval of the Arkansas Medical Marijuana Commission.

The Company had advanced $1,250,000 (2022 - $1,250,000) at 31 July 2023, and accrued interest income of $72,000 (2022 - $72,000) and for year ended 31 July 2023, respectively. As of 31 July 2023, total interest receivable was $294,000 (2022 - $222,000).

The Company evaluated the convertible loan receivable's settlement provisions and elected the fair value option in accordance with ASC 825 "Financial Instruments", to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of the financial instruments. The Company estimates the fair value of this instrument by first estimating the fair value of the straight debt portion, excluding the embedded conversion option, using a discounted cash flow model. The Company then estimates the fair value of the embedded conversion option using the Black-Scholes Option Pricing Model.

The discounted cash flow model for the straight debt portion uses four different scenarios as follows: The Company discounts the principal amount of $1,250,000, monthly interest payment of $6,000 using these four different maturity dates: (1) March 30, 2024, (2) March 30, 2025, (3) March 30, 2026 and (4) March 30, 2027, whereby each scenario is given 25% probability of occurring since the actual conversion date is uncertain. The discount rate used is 23.23%.

The assumptions used in the Black-Scholes Option Pricing Model for the conversion option are as follows: (i) equity price of $38,335 per unit calculated as BAM's portion of the future projected profits, on a per unit basis, discounted using Weighted Average Cost of Capital of 15%; (ii) exercise price of $31,250 per unit as there are 40 units in total, (iii) volatility of 90% using BAM as benchmark, (iv) expected life of 2.20 years and (v) risk-free rate of 4.74%.

The sum of these two valuation models resulted in an estimated fair value of the loan receivable balance of $1,700,411 as of 31 July 2023. The change in the fair value of the convertible loan receivable has been recorded as a gain on fair value adjustment of convertible loan during the year ended 31 July 2023.

7.   **Loan receivable**

In addition to the convertible loan receivable (Note 6), the Company provides operating loans to CCG that are non-interest bearing, unsecured and due on demand. During the year ended 31 July 2023, the Company advanced $1,480,021 (2022 - $1,234,168) to CCG and received repayments totaling $2,418,226 (2022 - $843,000) for a net decrease in loan receivable of $938,206 (2022 – net increase of $391,168). At 31 July 2023, the net amount payable to CCG was $148,221 (2022 – receivable of $789,984). See also Note 12.

8.   **Property and Equipment**

	Office Equipment	Cultivation Equipment	Production Equipment	Kitchen Equipment	Vehicles	Vault Equipment	Leasehold Improvements	Total
Cost:								
Balance, 31 July 2022	$ 333,689	$ 466,110	$ 581,335	$ 63,102	$ 38,717	$ 10,335	$ 4,487,002	$ 5,980,290
Additions	25,183	-	-	-	-	-	967,701	992,884
Impairment	(295,980)	(466,110)	(345,650)	(41,050)	(38,717)	(2,172)	(3,304,042)	(4,493,721)
Balance, 31 July 2023	62,892	-	235,685	22,052	-	8,163	2,150,661	2,479,453
Accumulated Depreciation:								
Balance, 31 July 2022	61,761	318,856	290,729	29,880	29,859	3,266	1,525,654	2,260,005
Depreciation	49,469	68,312	81,322	9,014	5,531	1,476	565,909	781,033
Impairment	(85,525)	(387,168)	(251,572)	(26,285)	(35,390)	(1,828)	(1,601,032)	(2,388,800)

Balance, 31 July 2023	25,705	-	120,479	12,609	-	2,914	490,531	652,238
Net Book Value:								
At 31 July 2022	**271,928**	**147,254**	**290,606**	**33,222**	**8,858**	**7,069**	**2,961,348**	**3,720,285**
At 31 July 2023	**$ 37,187**	**$ -**	**$ 115,206**	**$ 9,443**	**$ -**	**$ 5,249**	**$ 1,660,130**	**$ 1,827,215**

For the year ended 31 July 2023, a total depreciation of $93,248 (2022 - $223,764) was included in General and Administrative Expenses and a total depreciation of $687,785 (2022 - $745,393) was included in Cost of Sales.

Based on the fact that the NMG MI 1 was disposed of at a nominal amount in accordance with the Stock Purchase Agreement (Note 19), the fair value of the asset group of NMG MI 1 was $nil resulting in an impairment of $944,015 during the year ended 31 July 2023 included in discontinued operations. In addition, the operational results of NMG and NMG LB were lower than expected. As a result, the Company impaired property and equipment of NMG and NMG LB resulting in a loss of $2,104,921 during the year ended 31 July 2023.

9. Acquisitions

<u>Canopy Monterey Bay, LLC – Business Acquisition</u>

On 30 November 2021, the Company entered into two definitive agreements with Canopy Monterey Bay, LLC (“Canopy”) and the membership interest owners (the “Sellers”) of Canopy to acquire an aggregate of 100% of Canopy, which owns a retail dispensary in the limited license jurisdiction of Seaside, California, to expand our retail operations.

The first purchase agreement (“PA #1”) between DEP and Canopy and all of the Sellers provides for the assignment of 80% of the membership interests of Canopy to DEP in exchange for a purchase price of $4,800,000 comprised of $2,500,000 in cash (the “Cash Purchase Price”) and a secured promissory note in the amount of $2,300,000 bearing interest at a rate of 10% per annum compounded annually and having a maturity date of five years from the effective date of PA #1. Interest is payable for the first 6 months with the principal and accrued interest due at maturity. There are no prepayment penalties. The Cash Purchase Price is to be paid into escrow pursuant to an escrow agreement between the parties to PA #1 and Secured Trust Escrow, which Cash Purchase Price is to be released to the Sellers upon the receipt of city and state approval and completion of the audited annual financial statements (the “Financial Statements”) of Canopy, or returned to DEP in the event of the denial of city or state approval or failure to complete the Financial Statements and the agreement is terminated, in which case the 80% membership interests will be transferred back to the Sellers and the promissory note will automatically be terminated. As of the date hereof, the city and state approvals have been received and the formal closing of the purchase of the 80% of the membership interests in Canopy closed in June 2022.

The second purchase agreement (“PA #2”) between DEP and the one continuing Seller provides for the assignment of the remaining 20% of the membership interests of Canopy to DEP following the receipt of the city and state approval and completion of the Financial Statements under PA #1 in exchange for $1,000,000 to be paid in either shares of common stock of the Company (the “Consideration Shares”) or in cash at DEP’s sole option if such payment takes place within six (6) months following the execution of PA #1. If DEP elects to pay the purchase price in Consideration Shares, the amount of Consideration Shares shall be determined based on the 10 day volume weighted average price (“VWAP”) ending on 30 November 2021, which is US$0.3665 per share for a total of 2,728,156 shares (issued) (Note 14). In the event that six (6) months following the execution of PA #1, the value of the Consideration Shares have decreased such that total value of the Consideration Shares is less than ninety percent (90%) of its value, DEP agrees to cause the Company

to issue an additional $100,000 worth of shares of common stock of the Company (the "Additional Shares") to be issued to the one continuing Seller based on the ten day VWAP calculated as of six (6) months following the closing of PA #1. This was included as contingent consideration in the purchase price and $100,000 was recorded in accounts payable at 31 July 2022. PA #2 contains a working capital adjustment provision, which provides that if there is a working capital deficiency as of the closing date of PA #1, then the purchase price under PA #2 shall be reduced by the amount of the deficiency, and if there is a working capital surplus as of the closing date of PA #1, then the purchase price under PA #2 shall be increased by the amount of the surplus.

On or around 1 December 2021, 80% of the membership interests of Canopy were transferred to DEP for purposes of applying for city and state approvals of the change in ownership of Canopy, however, the purchase price consideration of (i) $2.5 million in cash, and (ii) a promissory note in the amount of $2.3 million to be paid by DEP, were placed in escrow and not to be released to the sellers of the 80% membership interests in Canopy until the city and state approvals have been received and the Financial Statements of Canopy are completed. If the city or state approvals are not received, or the Financial Statements of Canopy are not completed, then the Buyer may terminate the membership interest purchase agreement requiring the membership interests in Canopy to be transferred back to the sellers and the escrow agent to deliver back to DEP the cash consideration and the promissory note shall automatically be terminated. As of the date hereof, the city and state approvals have been received and the formal closing of the purchase of the 80% membership interests in Canopy closed in June 2022.

On 17 June 2022, the Company, through its wholly owned subsidiary, DEP Nevada, Inc., entered into the first amendment to PA #1 and PA #2 (the "First Amendment") whereby the cash purchase price under PA #1 will be reduced from $2.5 million to $1.25 million and the Company will issue $1.25 million in shares of common stock of the Company to the Sellers based on the 10 day volume weighted average price ("VWAP") for the ten (10) consecutive trading days prior to the effective date of the First Amendment (the "Effective Date") and subject to compliance with the policies of the Canadian Securities Exchange (the "CSE"), which equates to 9,328,358 shares of common stock. The Company will also issue additional shares to Cary Stiebel equal to the difference between the amount of the shares of common stock of the Company that were issued by the Company to Mr. Stiebel on December 3, 2021 (the "PA #2 Shares") and the amount of shares that Mr. Stiebel would have received had the VWAP for the PA #2 Shares been calculated as of the Effective Date (the "Additional PA #2 Shares") which equates to 4,734,530 shares of common stock. Additionally, on the date that is eighteen (18) months (548 days) following the Effective Date of this First Amendment (the "Additional Share Issuance Date") the Company will issue $100,000 worth of shares to the Sellers based on the ten (10) day VWAP and subject to compliance with the policies of the CSE, calculated as of the Additional Share Issuance Date. This $100,000 was recorded as consulting fees for the year ended 31 July 2022. Furthermore, DEP shall cause the Company to issue to Mr. Stiebel $300,000 worth of shares of common stock of the Company within three (3) days following the Effective Date of this First Amendment, and subject to compliance with the policies of the CSE (the "Additional True up Shares") which equates to 2,238,806 shares of common stock. Prior to the conclusion of the calculation of the actual working capital in accordance with PA #1 and PA #2, Sellers shall complete, execute and deliver to DEP Schedule D to the First Amendment, which shall set forth the amount of Additional True-up Shares each Seller is entitled to (as applicable) and such Additional True-up Shares shall be retitled in accordance with Schedule D to the First Amendment. In the event Schedule D to the First Amendment is not completed, executed and delivered to DEP prior to the conclusion of the calculation of the actual working capital, DEP shall have no obligation to retitle the shares and all Sellers hereby waive any claims against DEP and the Company in connection with such issuance made in accordance with Section 2(b)(v) of the First Amendment. Upon conclusion of the calculation of the actual working capital in accordance with PA #1 and PA #2, the parties agree as follows:

(a) If the actual working capital is less than the target working capital of $nil, the Purchase Price (as defined in PA #2) shall be reduced by an amount equal to the difference between the target working capital and the actual working capital and all of the Additional True-up Shares shall be forfeited and retuned to Company for cancellation;

(b) If the actual working capital is greater than the target working capital of $nil and the Additional True-up Shares are sufficient to cover the difference between the actual working capital and the target working capital (the "DEP Deficit"), the parties agree that all or a portion of the Additional True-up Shares (valued at the ten

(10) day VWAP calculated as of the Effective Date of the First Amendment and subject to compliance with the policies of the CSE) shall be issued to Sellers to satisfy the DEP Deficit owed by DEP to the Sellers in accordance with Section 2.02(b) of PA #2;

(c) If the actual working capital is greater than the target working capital and the Additional True-up Shares are insufficient to cover the DEP Deficit, all of the Additional True-up Shares shall be issued to Sellers and the parties agree that any additional amounts owed to the Sellers shall be paid by DEP to the Sellers via additional shares of common stock of the Company.

In addition to the terms of the First Amendment, the parties have agreed that the release of any Additional True-up Shares hereunder shall be subject to the Sellers providing written direction to DEP for the release of the Additional True-up Shares payable under the First Amendment.

On December 7, 2022, pursuant to the previously announced (i) membership interest purchase agreement ("MIPA #1"), dated November 30, 2021, as amended on June 17, 2022, entered into between the Company's wholly-owned subsidiary, DEP Nevada, Inc. ("DEP"), Canopy Monterey Bay, LLC ("Canopy") and the membership interest owners of Canopy, Carey Stiebel (the "Continuing Owner"), Jana Stiebel, Jayme Rivard, Adrian Dermicek and Laurie Johnson (collectively, the "Sellers") to purchase eighty percent (80%) of the issued and outstanding membership interests of Canopy, and (ii) membership interest purchase agreement ("MIPA #2"), dated November 30, 2021, as amended on June 17, 2022, entered into between DEP and the Continuing Owner to purchase the remaining twenty percent (20%) of the issued and outstanding membership interests of Canopy, the Company through DEP completed the acquisition of all of the membership interests of Canopy from the Sellers and closed MIPA #1, as amended, and MIPA #2, as amended.

Pursuant to the closing of MIPA #1, as amended, and MIPA #2, as amended, the Company issued an aggregate of 16,301,694 shares of common stock to the Sellers in accordance with their instructions at a deemed price of US$0.134 per share. 2,238,806 of the 16,301,694 shares are being held in escrow pending the results of a working capital adjustment in accordance with MIPA #1 and MIPA #2.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. For accounting purposes, the acquisition date is the date that the Company obtained full control over the operations, although not all conditions for closing the acquisition had occurred as of 1 December 2021. The following table summarizes the fair value of the assets acquired and the liabilities assumed, which were recorded as of the acquisition date, as well as the aggregate consideration for the acquisition of Canopy made by the Company:

Purchase consideration	
Cash	$ 1,250,000
Promissory note	2,300,000
Shares of common stock (Note 14)	2,189,544
Contingent consideration	100,000
Total consideration	**5,839,544**
Assets acquired:	
Cash	378,503
Prepaid expenses	241,449
Inventory	630,039
Liabilities assumed:	
Trade payable and accrued liabilities	(266,307
Income taxes payable	(1,229,213)
Net assets acquired	(245,529)

Brand and licenses	1,240,000
Goodwill	4,845,073
TOTAL	**$ 5,839,544**

During the year ended 31 July 2022, the Company also recorded a loss on settlement of contingent consideration of $503,179 resulting from the fair value adjustment of the Company's shares of common stock that have not been issued at 31 July 2022 and also recorded a consulting fee of $100,000 to be paid to the sellers in shares that was not included in the purchase consideration.

Pro Forma

The following table summarizes our consolidated results of operations for the year ended 31 July 2022 as though the acquisition of Canopy had occurred on 1 August 2021:

	Year ended 31 July 2022	
	As Reported	**Pro Forma (unaudited)**
Revenue	$ 23,372,823	$ 26,661,994
Net loss	(28,228,104)	(28,212,341)

The unaudited pro forma information set forth above is for informational purposes only and include all adjustments necessary for the fair presentation, in all material respects, of the Company's combined operations including Canopy as if the business combinations occurred on 1 August 2021. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transactions. The unaudited pro forma financial information is not intended to reflect the results of operations of the Company which would have actually resulted had the proposed transaction been effected on the date indicated above. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The actual pro forma adjustments will depend on a number of factors, and could result in a change to the unaudited pro forma financial information.

CraftedPlants NJ Corp ("Merger") – Asset Acquisition from a Related Party

On December 21, 2022, the Company, its wholly owned subsidiary, DEP Nevada, Inc. ("DEP"), BaM Body and Mind Dispensary NJ Inc., a New Jersey corporation and wholly owned subsidiary of DEP (the "Merger Sub"), CraftedPlants NJ Corp., a New Jersey corporation (the "Surviving Entity"), an entity controlled by a Director of the Company, and those certain shareholders of the Surviving Entity (the "Sellers") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Merger Sub merged with and into the Surviving Entity, and following the consummation of the merger, which occurred on December 21, 2022, the Surviving Entity became a wholly owned subsidiary of DEP and changed its name to BaM Body and Mind Dispensary NJ, Inc. (the "Merged Entity").

CraftedPlants NJ Corp. had a lease in Lawrenceville, New Jersey that was already zoned for cannabis retail store. There is no operational history for CraftedPlants NJ Corp. and is essentially comprised of one operating lease asset. The lease agreement does not include any provision that would revoke the approval for a cannabis retail store in a change of ownership of CraftedPlants NJ. Management is not aware of any laws and regulations that would revoke the zoning approval upon change of ownership. The purpose of the merger is expansion into the New Jersey adult use market through merging with an entity with a lease in New Jersey with local preapproval for an adult us cannabis location. The compensation for merger is contingent on success milestones including granting of pending license approval from the State of New Jersey Cannabis Regulatory Commission and opening of the business as a recreational cannabis dispensary.

The Company also entered into a three-year strategic advisory services agreement with Bengal Impact Partners, LLC ("Bengal Capital") dated 5 January 2023 ("Bengal Advisory Agreement"). The Company shall pay Bengal Capital $240,000 on each anniversary, of which $60,000 is to be paid in cash and $180,000 is to be paid in cash, common stock, or warrants to purchase shares of the Company's common stock, in such proportions as are determined by the Company. In addition, if the Company successfully obtains a cultivation license in New Jersey during the term of the Bengal Advisory Agreement, the Company will owe a fee of $1,000,000, which will be payable in the form of the Company's common stock or a warrant to purchase shares of the Company's common stock, in either case as requested by Bengal Capital.

Bengal Catalyst Funds and CraftedPlants NJ Corp were both owned or managed by the principals of the Bengal Capital Group and Bengal Catalyst Fund also participated in the 19 December 2022 convertible debenture financings (Note 12). Joshua Rosen is a managing principal of the Bengal Capital Group and he was involved in both transactions of the convertible note investment and the merger acquisition of Crafted Plants NJ Corp. Joshua Rosen was appointed as a director of the Company effective 1 February 2023, and therefore this transaction is considered a related party transaction.

Pursuant to the terms of the Merger Agreement, on the closing DEP delivered a cash payment of $50,000 to the Sellers, with a delayed payment of approximately $120,000 to be paid to the Sellers upon funding of the project buildout which is anticipated to occur after receipt of the New Jersey state license and local construction approvals.

Further, pursuant to the terms of the Merger Agreement, on December 21, 2022, the Company issued to the Sellers an aggregate of 16,666,667 shares of its common stock (the "Merger Consideration Shares"). The Merger Consideration Shares will be held in escrow and will not be released to the Sellers until the Surviving Entity achieves certain milestones, however, the Sellers will still maintain the voting and participation rights with respect to the Merger Consideration Shares while being held in escrow. The post-closing milestones are as follows:

1. If, within two (2) years of the closing date, the Surviving Entity's application is approved and is granted pending license approval from the New Jersey Cannabis Regulatory Commission (the "CRC"), 70% of the Merger Consideration Shares will be release from escrow.

2. If, within three (3) years of the closing date, the Surviving Entity opens for business as a recreational cannabis dispensary, 30% of the Merger Consideration Shares will be released from escrow.

If either or both of the milestones are not achieved within the time periods after the closing date (the "Milestone Dates"), the Company shall have the option to cancel the Merger Consideration Shares attributable to the failed milestone by delivering written notice to Sellers and in the event of such cancellation, the portion of the Merger Consideration Shares attributable to the failed milestone shall be surrendered and cancelled without any further action required by the parties. Notwithstanding the foregoing, if either or both of the milestones are not achieved (or if it becomes obvious that they will not be achieved) by their respective Milestone Dates because of delays that are not caused by the Sellers, the Sellers may, before the applicable Milestone Dates, provide notice to the Company, and the applicable Milestone Date will be extended to such date as is reasonably necessary for the milestone to be achieved. The parties will work together in mutual good faith to determine the dates by when the milestones can be reasonably achieved. If the Company fails to diligently pursue issuance of the state recreational licenses at any time prior to the second anniversary, and the Company fails to cure such failures in accordance with the Merger Agreement, the Company will owe to Sellers a termination fee equal to 25% of the Merger Consideration Shares.

The likelihood of achieving both milestones is uncertain at this time and, as such, the Company recorded the Merger Consideration Shares at par value.

The acquisition was accounted for as an asset acquisition since the Surviving Entity did not meet the definition of a business in accordance with ASC 805, as it had no outputs and did not have a substantive process that could significantly contribute to the ability to create outputs. In accordance with ASC 805-50 and measurement of share-based payment in ASC 718, the acquisition should be measured on the date on which the acquirer obtains control of the acquiree. The date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree.

The Company obtained 100% ownership and control over the Merged Entity and the lease asset on 21 December 2022. The purchase price, as measured on 21 December 2022, was $170,000 which was included in the lease liability and right-of-use assets calculation for the lease acquired in the State of New Jersey (see Note 13).

NMG IL 4, LLC – Asset Acquisition from a Related Party

In 2019, the Company's wholly owned subsidiary, DEP Nevada, Inc. ("DEP"), executed definitive agreements with NMG Illinois, LLC ("Management Company"), IL Resident, LLC ("IL Resident"), an entity which is controlled by our social equity partner, and other NMG entities in Illinois, NMG IL 1, LLC ("NMG IL 1") and NMG IL 4, LLC ("NMG IL 4"), in connection with a proposed business combination (the "Transaction"). NMG IL 1 and NMG IL 4 were originally owned by Tall Bird, LLC ("Tall Bird"), a company owned by our social equity partner, and Big Stone, LLC ("Big Stone"), a company controlled by the Company's Chief Operating Officer.

The Transaction with NMG IL 4 expands our retail operation in the limited license jurisdiction and ownership has been transferred to DEP, however, the Company through DEP controls NMG IL 4 and is consolidating the financial information from NMG IL 4 from the opening day of the dispensary on April 25, 2023 as described in more detail below.

a)   DEP entered into a Convertible Credit Facility Agreement (the "Convertible Note") with NMG IL 4 on December 26, 2019 to build-out the facility for up to $1,500,000 in lieu of converting into 99,900 membership units of NMG IL 4;

b)   DEP also entered into a Membership Interest Purchase Agreement (the "MIPA") on December 26, 2019 with both Tall Bird and Big Stone to purchase the remaining 100 units for $10 per unit;

c)   Upon receipt of the Illinois license, NMG IL 4 entered into a management agreement with Management Company and would be paid a management fee equal to 30% of net profits;

a)   NMG IL 4 was granted the operational license on April 20, 2023;

b)   On April 25, 2023, DEP converted the Convertible Note for 99,900 units and purchased 100 units for $1,000 pursuant to the MIPA, after the opening of the Markham dispensary on or about April 25, 2023;

c)   Upon the conversion, DEP obtained 100% ownership (or 100,000 units) of NMG IL 4, subject to regulatory approval (pending);

d)   The Management Agreement has been dissolved concurrently with the conversion, in the meanwhile, the Company took control of operations of NMG IL 4.

The acquisition of NMG IL 4 was accounted for as an asset acquisition with a related party since NMG IL 4 did not meet the definition of a business in accordance with ASC 805.

The purchase price, as measured on 25 April 2023, was $995,035 in advances under the Convertible Note. The following table summarizes the assets acquired and the liabilities assumed:

Assets acquired:

Cash	100,707
Prepaid and deposits	70,230
Inventory	194,075
Property and equipment	918,492
Liabilities assumed:	
Trade payable and accrued liabilities	(288,469
Net assets acquired	**$ 995,035**

As the acquisition of NMG IL 4 was from a related party, the Company did not recognize any fair value increase in assets acquired or liabilities assumed, nor recognized any intangible assets. The excess of the amount paid over the fair value of the net assets acquired was included in Business Development expenses during the current period.

10. Intangible Assets, Net

	Gross carrying amount	Weighted average life (years)	As of 31 July 2023 Accumulated amortization	Net carrying amount
Amortizable intangible assets:				
Brand	$ 370,000	-	$ -	$ 370,000
Licenses	4,683,508	10.0	(1,053,576)	3,629,932
Total intangible assets	$ 5,053,508		$ (1,053,576)	$ 3,999,932

	Gross carrying amount	Weighted average life (years)	As of 31 July 2022 Accumulated amortization	Net carrying amount
Amortizable intangible assets:				
Brand	$ 425,000	-	$ -	$ 425,000
Licenses	11,193,508	10.0	(1,934,334)	9,259,174
Total intangible assets	$ 11,618,508		$ (1,934,334)	$ 9,684,174

Amortization expense for intangible assets was $1,021,260 and $266,753 for the year ended 31 July 2023 and 2022, respectively.

During the year ended 31 July 2023, the Company recorded an impairment loss of $55,000 (2022 - $42,000) and $4,607,982 (2022 - $7,925,000) related to NMG's and NMG LB's brand and licenses, respectively.

The expected amortization of the intangible assets, as of 31 July 2023, for each of the next five years and thereafter is as follows:

Presented based on fiscal year

2024	$ 371,631
2025	370,616
2026	370,616
2027	370,616
2028	371,632
Thereafter	1,774,821
	$ 3,629,932

11. Related Party Balances and Transactions

In addition to those disclosed elsewhere in these consolidated financial statements, related party transactions paid/accrued for the year ended 31 July 2023 and 2022 are as follows:

	For the year ended 31 July 2023	For the year ended 31 July 2022
A company controlled by the President, Chief Executive Officer and a director		
Management fees	$ 212,505	$ 284,533
A company controlled by the Chief Financial Officer and a director		
Management fees	81,614	134,693
A company controlled by the Corporate Secretary		
Management fees	56,647	87,748
	$ 350,766	$ 506,974

On 25 April 2023, the Company granted an aggregate of 4,050,000 stock options (the "Options") in accordance with the Company's stock option plan at an exercise price of CAD$0.065 per share for a term of five years expiring on 25 April 2028 (Note 14). The Options are subject to vesting provisions such that 25% of the Options vest six (6) months from the date of grant, 25% of the Options vest twelve (12) months from the date of grant, 25% of the Options vest eighteen (18) months from the date of grant and 25% of the Options vest twenty-four (24) months from the date of grant.

On 25 April 2023, the Company granted an aggregate of 5,323,000 stock options (the "Options") in accordance with the Company's stock option plan at an exercise price of CAD$0.065 per share for a term of five years expiring on 25 April 2028 (Note 14). The Options vest immediately.

Amounts owing to related parties at 31 July 2023 and 2022 are as follows:

a) As of 31 July 2023, the Company owed $61,777 (2022 - $102,480) to the Chief Executive Officer of the Company and a company controlled by him.

b) As of 31 July 2023, the Company owed $31,704 (2022 - $31,704) to the Chief Operating Officer.

c) As of 31 July 2023, the Company owed $Nil (2022 - $10,780) to the Chief Financial Officer of the Company and a company controlled by him.

d) As of 31 July 2023, the Company owed $Nil (2022 - $18,898) to the Corporate Secretary of the Company and a company controlled by him.

e)   See also Note 9 for merger agreement with Crafted Plants NJ Corp. and Note 12 for convertible debentures financing with entities controlled by a new Company Director.

f)   See also Note 9 for the acquisition of NMG IL 4.

g)   The Company is committed to pay a commission fee of 2.5% of the transaction total to Bengal Impact Partners LLC, a company controlled by Josh Rosen, in connection with the disposition of NMG OH 1.

The above amounts owing to related parties are unsecured, non-interest bearing and are due on demand.

12. Loans Payable and Convertible Debenture

As of 31 July 2023 and 2022, the following loans payable are outstanding:

	31 July 2023	31 July 2022
FocusGrowth loan	$ 6,666,667	$ 6,666,667
Long Beach loan	10,728	12,535
Canopy loan		
Secured promissory note	2,300,000	2,300,000
Unsecured loan balance	7,052	-
CCG loan	148,221	-
Total principal amount	$ 9,132,668	$ 8,979,202
Debt discount	(1,187,008)	(1,573,031)
Outstanding balance, net	$ 7,945,660	$ 7,406,171
Current portion	(166,001)	(12,535)
Long-term portion	$ 7,779,659	$ 7,393,636

FocusGrowth loan

On 19 July 2021, the Company entered into and closed a loan agreement (the "Loan Agreement") with FG Agency Lending LLC (the "Agent") and Bomind Holdings LLC (the "Lender"). Upon entering into the Loan Agreement, the Lender provided the initial term loan (the "Initial Term Loan") in the face amount of $6,666,667 of which $6,000,000 was advanced to the Company with the 10% representing an origination discount as consideration for the use or forbearance of money. The Company may draw upon the remaining face amount of $4,444,444 (the "Delayed Draw Term Loan") upon providing a 30-day request to the Agent by 1 December 2021, whereby $4,000,000 will be advanced to the Company after applying the 10% origination discount. The Initial Term Loan and the Delayed Draw Term Loan mature on 19 July 2025 and bear interest at a rate of 13% per annum payable on the first day of each month hereafter.

Pursuant to the Loan Agreement, the Company issued an aggregate of 8,000,000 common stock purchase warrants (each, a "Warrant") to the Agent of which (i) 4,800,000 Warrants will entitle the holder to acquire shares of common stock (each, a "Warrant Share") at an exercise price of $0.40 per Warrant Share until July 19, 2025, and (ii) 3,200,000 Warrants was held in escrow to be released to the Agent at the time the Company draws on the Delayed Draw Term Loan, or cancelled if we do not draw on the Delayed Draw Term Loan, which will entitle the holder to acquire a Warrant Share at an exercise price of $0.45 per Warrant Share until July 19, 2025. The Company did not draw on the Delayed Draw Term Loan, and the warrants were cancelled.

The Company also paid agent fees, legal fees and other fees in the amount of $175,758. The 4,800,000 Warrants had a relative fair value of $1,037,146 and when combined with the $175,758 in fees and the $666,667 origination discount, resulted in a debt discount of $1,883,901.

The Initial Term Loan is secured by certain of the Company's assets, equity interest in subsidiaries and various agreements, under the Security Agreement, the Pledge Agreement and the Omnibus Collateral Assignment.

On 15 June 2022, the Company entered into a second amendment to the Loan Agreement ("Amendment No. 2 to Loan Agreement") to extend the maturity date by one year to 19 July 2026. Additionally, Amendment No. 2 to Loan Agreement allows the outside date for the Company to draw on the delayed draw term loan of US$4.44 million to be extended from June 1, 2022 to March 31, 2023, whereby US$4 million in funds will be advanced to the Company. The ability of the Company to draw on the delayed draw term loan was subject to compliance with certain provisions in Loan Agreement including provision of a satisfactory budget approved at the sole discretion of the Lender. The Company did not draw or extend the Delayed Draw Term Loan and has expired.

The Amendment No. 2 to Loan Agreement increases the interest rate on the advanced funds from 13% to 15% per annum, which additional 2% interest may be paid in kind, with the interest being payable on the first day of each month.

Amendment No. 2 to Loan Agreement provides for an exit fee equal to 1.5% of the principal balance, which is due and payable upon any payment, in part or in full, of the initial term loan and the delayed draw term loan. As partial consideration for Amendment No. 2 to Loan Agreement, the Company has issued 1,000,000 common stock purchase warrants (each, a "Warrant") to the Lender. Each Warrant entitles the holder to acquire one share of common stock (each, a "Warrant Share") at an exercise price of US$0.16 per Warrant Share until June 14, 2027.

The Amendment No. 2 to Loan Agreement was accounted for as a modification consistent with ASC 470-50, Debt Modification, where the lender fees, including 1,000,000 additional common stock purchase warrants valued at $79,585 and the exit fee of $100,000, are capitalized as additional debt discount and amortized as par to the effective yield.

On December 12, 2022, the Company, the Guarantors (collectively, the "Loan Parties") the Agent and the Lender entered into a Limited Waiver and Amendment to Loan Agreement (the "Limited Waiver and Amendment to Loan Agreement") to deal with certain events of default that occurred under the Loan Agreement, as amended, with respect to (i) the Company's failure to deliver to Agent the audited annual financial statements of the Company and its subsidiaries for the fiscal year ended July 31, 2022, on or before ninety (90) days after the end of such fiscal year in accordance with Section 7.2I of the Loan Agreement (the "First Specified Default") and (ii) the Agent being informed that the Company anticipates that it will fail to deliver the quarterly financial statements of the Company and its subsidiaries for the fiscal quarter ending October 31, 2022, in form and substance acceptable to Agent, on or before forty-five (45) days after the end of such fiscal quarter, in accordance with Section 7.2(b) (the "Second Specified Default", and together with the First Specified Default, the "Specified Defaults").

Pursuant to the Limited Waiver and Amendment to Loan Agreement, the Agent and the Lender each waive the Specified Defaults on a limited one-time basis subject to the terms and conditions thereof until (i) with respect to the First Specified Default, 5:00 PM EST on December 30, 2022, and (ii) with respect to the Second Specified Default, 5:00 PM EST on January 13, 2023 (the "Waiver Period"); provided that if the Loan Parties do not deliver each of the Amended Deliverables (as defined below) on or before expiration of their respective Waiver Period; the waiver shall no longer be of any effect, and the Lender shall be entitled to enforce all remedies set forth in the Loan Agreement as of the date each Specified Default first occurred.

Subsequent to entering into the Limited Waiver and Amendment to Loan Agreement, the parties verbally agreed and confirmed via email on December 20, 2022, that Waiver Period for the First Specified Default shall be extended from December 30, 2022 to January 17, 2023, and the Waiver Period for the Second Specified Default shall be extended from January 13, 2023 to January 27, 2023; and that the corresponding amendments shall be made to sections 7.2(b) and 7.2(c) of the Loan Agreement as set forth above.

During the year ended 31 July 2023, the Company recorded $399,637 related to the amortization of debt discount and $1,022,614 related to the interest expense.

Long Beach loan

The loan payable at 31 July 2023 in the amount of $10,728 (2022 - $12,535) assumed from NMG LB is unsecured, non-interest bearing and has no set terms of repayment.

Canopy loan

On 30 November 2021, the Company completed PA #1 related to the Company's acquisition of initial 80% interest in Canopy (Note 9). In connection with PA #1, DEP entered into secured promissory note (the "Promissory Note") promising to pay $2,300,000 to the Sellers bearing interest at a rate of 10% per annum compounded annually and having a maturity date of 30 November 2026. The Promissory Note was delivered as partial consideration for DEP's agreement to purchase 80% of the issued and outstanding membership interests (the "Purchased Interests) of Canopy from the Sellers.

The loan payable at 31 July 2023 in the amount of $7,052 (2022 - $nil) assumed from Canopy is unsecured, non-interest bearing and has no set terms of repayment.

CCG loan

The Company received operating loans from CCG that are non-interest bearing, unsecured and due on demand. During the year ended 31 July 2023, the Company received $148,221 (2022 - $Nil). At 31 July 2023, the amount payable to CCG was $148,221 (2022 – $Nil). See also Note 6.

Convertible Debenture Financing – Related Parties

As of 31 July 2023 and 2022, the following convertible debentures are outstanding:

	31 July 2023	31 July 2022
BAM I, A Series of Bengal Catalyst Fund SPV, LP (related party – Note 9)	$ 2,750,000	$ -
Mindset Value Fund LP	150,000	-
Mindset Value Wellness Fund LP	100,000	-
Total principal amount	$ 3,000,000	$ -
Debt discount	(519,478)	-
Outstanding balance, net	$ 2,480,522	$ -

On December 19, 2022, the Company entered into Securities Purchase Agreements ("SPAs") with each of BAM I, A Series of Bengal Catalyst Fund SPV, LP, a Delaware limited partnership, an entity which is controlled by a Company Director, Mindset Value Fund LP, a Delaware limited partnership, and Mindset Value Wellness Fund LP, a Delaware limited partnership (collectively, the "Investors") pursuant to which the Company issued to the Investors unsecured five-year convertible debentures in the aggregate principal amount of US$3,000,000 (the "Debentures") bearing interest at 8% per annum, compounded annually, and common stock purchase warrants (the "Warrants") to acquire 15,000,000 shares of common stock of the Company (each, a "Warrant Share"). The proceeds from the sale of the Debentures and the Warrants will be used for business development purposes.

In addition, pursuant to the SPAs, following the closing and until the later of (a) the repayment or conversion of the Debentures, and (b) Bengal Impact Partners, LLC ("Bengal Capital") (or any of its affiliates) ceasing to own at least 10% of the issued and outstanding shares of common stock on an as-converted basis in the aggregate, Bengal Capital shall be entitled to nominate one (1) director to the Company's Board and one (1) Board observer, provided that the nominee director must meet the requirements of applicable corporate, securities and other applicable laws, and the policies of the Canadian Securities Exchange. Joshua Rosen was appointed to the Board of Directors on 1 February 2023. Bengal Capital and CraftedPlants NJ Corp. were both owned and managed by the principals of the Bengal Capital. As Joshua Rosen is a managing principal of the Bengal Capital Group, he was involved in both transactions of the convertible note investment and the merger acquisition of Crafted Plants NJ.

The Debentures have a maturity date of December 19, 2027 (the "Maturity Date") and the accrued interest shall be payable on the Maturity Date. The Investors have the right at any time prior to the Maturity Date, to convert all or any portion of the principal amount and/or any interest amount, into shares of common stock of the Company at US$0.10 per share, subject to customary adjustments, and subject to a beneficial ownership limitation by each Investor and their respective affiliates of 9.99% of the outstanding shares of common stock of the Company, provided, however, that the beneficial ownership limitation on conversion may be waived by the Investor upon providing not less than 61 days' prior notice to the Company.

The Warrants will entitle the holders to acquire Warrant Shares until December 19, 2026, at an exercise price of US$0.10 per Warrant Share, subject to customary adjustments. The Warrants can be exercised on a cash basis or on a cashless (net exercise) basis. The Warrants contain the same beneficial ownership limitation as the Debentures.

During the year ended 31 July 2023, the Company recorded the interest expense of $159,476 related to the Debentures. The loan balance as at 31 July 2023 was $3,000,000, net of remaining debt discount of $519,478 (2022 - $nil).

13. **Operating Leases**

a) On 10 November 2017, Nevada Medical Group, LLC entered a ten-year lease agreement with Resort Holdings 5, LLC, a Nevada limited liability company, for the property located at 3375 Pepper Lane, Las Vegas, NV, containing approximately 18,000 square feet. We have four options to extend the lease agreement and each option is for five years. In July 2018, Resort Holdings 5, LLC, the landlord, sold the property to a third party and assigned the lease to Minor Street Properties, LLC. All lease terms remained the same. On 9 May 2022, we amended the lease agreement which exercised our first option to extend the lease for an additional five years with rent during the option term subject to a 3% increase on each anniversary date of the lease. The monthly rent was $13,663 + common area expenses and increased to $13,936 + common area expenses on 1 December 2022. Currently, the guaranteed minimum monthly rent is subject to a 2% increase on each anniversary date of the lease.

b) On 7 May 2019, Nevada Medical Group, LLC entered into a five-year lease agreement with Haigaz and Nora Atamian, commercial property owners, for the property located at 6420 Sunset Corporate Drive, Las Vegas, NV, containing approximately 7,700 square feet. We have two options to extend the lease for an additional three-year term and an option to purchase the property at any point during the initial term. The monthly rent was $6,478 + common area expenses, increased to $6,780 + common area expenses on 1 May 2022 and increased to $7,081 + common area expenses on 1 May 2023. The guaranteed minimum monthly rent is subject to a $0.03 per square foot, per month, increase on each anniversary date of the lease for years one through three of the term and $0.04 per square foot, per month, increase on each anniversary date of the lease for years four through five of the term.

c) On 1 December 2018, SGSD, LLC entered into a five-year lease agreement with Green Road, LLC, a California limited liability company, for the property located at 7625 Carroll Road, San Diego, California, containing approximately 4,600 square feet. On June 13, 2019, SGSD, LLC assigned the lease to NMG San Diego, LLC. Under the terms of the assignment and first amendment to the original lease agreement dated 13 June 2019, we have three options to extend the lease and each option is for five years. The monthly base rent was $15,913 + common area expenses, increased to $16,390 + common area expenses on 1 January 2021 and increased to $16,883 on 1 January 2022. The guaranteed monthly rent is subject to a 6% increase on each anniversary date of the lease, based on increases in the Consumer Price Index for San Diego County. The lease contains a sale bonus provision of $1,000,000 or 10% of the purchase price of the entire business, whichever is greater, in the event of sale or assignment of the lease.

d)   On 2 August 2018, NMG Ohio, LLC entered into a three-year lease agreement with MMCA Development, LLC, an Ohio limited liability company, for the property located at 709 Sugar Lane, Elyria, Ohio 44035, containing approximately 4,100 square feet. The Company has three options to extend the lease and each option is for three years. On 14 August 2020, NMG Ohio, LLC assigned the lease agreement to NMG OH 1, LLC. On 11 May 2021, we exercised our option to extend the lease agreement for an additional three years. The rent was $4,000 per month and increased to $4,200 per month on 1 July 2021. The minimum monthly rent is subject to a 5% increase for each option period.

e)   On 10 January 2017, SJK Services, LLC entered into a five-year lease agreement with Meng Lin Zhang, a commercial property owner, for the property located at 3411 E. Anaheim St., Long Beach, California, containing approximately 1,856 square feet. On 7 September 2018, SJK Services, LLC amended its lease agreement with Meng Lin Zhang. On 14 December 2018, SJK Services, LLC assigned the amended lease agreement to The Airport Collective, Inc., a California corporation. On 8 March 2019, The Airport Collective, Inc. assigned the amended lease agreement to NMG Long Beach, LLC. On 14 June 2021, we exercised our option to extend the lease agreement for one additional term of five years. On 1 March 2022, we amended the lease agreement to include two additional options to extend the lease agreement for five years each and expanded the lease agreement to include 3413 E. Anaheim St., Long Beach, California, containing approximately 816 square feet. The guaranteed minimum monthly base rent was $7,316 + common area expenses for unit 3411, increased to $7,682 + common area expenses in January 2022, increased to $8,067 + common area expenses in January 2023, and is subject to a 5% increase on each anniversary date of the lease. The guaranteed monthly base rent for unit 3413 was $1,632 + common area expenses, increased to $1,681 + common area expenses on 1 April 2023 and is subject to a 3% increase on each anniversary date of the lease agreement.

f)   On 1 October 2019, NMG Ohio, LLC entered into a three-year lease agreement with MMCA Development, LLC, an Ohio limited liability company, for the property located at 719 Sugar Lane, Elyria, Ohio 44035, containing approximately 4,000 square feet. We have three options to extend the lease agreement for an additional three-year term. The guaranteed minimum monthly rent is subject to 5% increase for each option period. On 1 September 2021, the lease agreement was assigned to NMG OH P1, LLC with the same terms. On 18 October 2022, NMG OH P1, LLC extended the lease agreement with MMCA Development, LLC for one additional term of three years. The base rent is $4,200 plus common area expenses.

g)   On 23 April 2021, NMG MI 1, Inc. entered into a five-year lease agreement with Kendal Properties, LLC, a Michigan limited liability company, for the property located at 885 E. Apple Ave., Muskegon, Michigan 49442, containing approximately 2,500 square feet. The base rent was $5,000 during the operational period, which began after the rent abatement and reduced rent periods, increased to $5,100 on 1 May 2022 and increased to $5,202 on 1 May 2023. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each.

Upon NMG MI 1 receiving one or more licenses, NMG MI 1 agrees to cause the Company to issue common shares having a value of up to $150,000 to Kendal, with portions of the common shares to be issued upon the achievement of certain milestones as follows:

i.   25% of the common shares to be issued within 30 days following NMG MI 1's receipt of a local commercial medical marihuana retail license from the city of Muskegon, MI and a state commercial medical marihuana retail license from the state of Michigan;

ii.   25% of the common shares to be issued within 30 days following NMG MI 1 passing final inspections at the Leased premises regarding the commercial medical marihuana retail license and receiving its local operating permit allowing NMG MI 1 to begin medical marihuana operations at the premises;

iii.   25% of the common shares to be issued within 30 days following NMG MI 1's receipt of a local commercial adult-use marihuana retail license from the city of Muskegon, MI and a state commercial adult-use marihuana retail license from the state of Michigan;

iv.   25% of the common shares to be issued within 30 days following NMG MI 1 passing final inspections at the Leased premises regarding the commercial adult-use marihuana retail license and receiving its local operating permit allowing NMG MI 1 to begin adult-use marihuana operations at the premises;

During the year ended 31 July 2022, the Company accrued $151,480 as all milestones were met and later issued the necessary common shares to settle $75,000 of this liability (Note 14).

On 3 March 2022, the Company's subsidiary, NMG MI 1, Inc. entered into an Amendment No. 1 to Lease Agreement with Kendal Properties, LLC with respect to the premises located at 885 E. Apple Ave., Muskegon, Michigan, whereby the parties amended the original Lease Agreement to provide that two of the milestone payments that were to be made in the form of the Company's shares are to now be made in the form of cash. At 31 July 2022, the accrued liabilities for the above milestones are fully settled.

Based on the fact that the NMG MI 1 was disposed of at a nominal amount in accordance with the Stock Purchase Agreement (Note 19), the fair value of the asset group of NMG MI 1 was determined to be $nil as at April 30, 2023. As a result, the Company impaired the right-of-use asset related to NMG MI 1 during the period ended April 30, 2023. The lease liability at 31 July 2023 related to NMG MI 1 was $333,720.

h)   On 10 February 2021, NMG MI C1, Inc. entered into a five-year lease agreement with 254 River Street, LLC, a Michigan limited liability company, for the property located at 254 River St., Manistee, Michigan 49660, containing approximately 30,000 square feet. The base rent is $22,500 during the operational period, beginning after the rent abatement and reduced rent periods. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each. The license(s) would allow NMG MI C1 to operate a cultivation facility for adult-use and/or medical marihuana and all activities permissible under the Michigan and Manistee Marihuana Laws.

Upon NMG MI C1 receiving one or more Licenses, NMG MI C1 agrees to cause the Company to issue common shares having a value of up to $600,000 to River Street, with portions of the Common Shares to be issued upon the achievement of certain milestones as follows:

i.   US$200,000 of common shares to be issued within 30 days of NMG MI C1 receiving local and state commercial marihuana cultivation licenses;

ii.   US$200,000 of common shares to be issued within 30 days of passing final inspections at the premises with respect to cultivation and receiving local operating permit to begin commercial marihuana cultivation operations at the premises;

iii.   US$100,000 of common shares to be issued within 30 days of NMG MI C1 receiving local and state commercial marihuana retail licenses; and

iv.   US$100,000 of common shares to be issued within 30 days of passing final inspections at the premises with respect to retail operations and receiving local operating permit to begin commercial marihuana retail operations at the premises.

On 21 September 2021, the Company issued the necessary common shares to settle milestone (i) above (Note 14). During the year ended 31 July 2022, the Company accrued an additional $231,374 and were included in the related operating lease liability for milestone (ii) above. Milestones (iii) and (iv) have not yet been achieved as of 31 July 2023.

At 31 July 2022, in order to better utilize its resources, it was deemed unlikely that the Company will continue to pursue the opportunity for a cultivation facility in Michigan. As a result, the Company impaired the right-of-use asset related to this lease during the year ended 31 July 2022. The lease liability at 31 July 2023 related to NMG MI C1 was $1,437,086.

i) On 10 February 2021, NMG MI P1, Inc. entered into a five-year lease agreement with 254 River Street, LLC, a Michigan limited liability company, for the property located at 254 River St., Manistee, Michigan 49660, containing approximately 30,000 square feet. The base rent is $7,500 during the operational period, beginning after the rent abatement and reduced rent periods. The lease agreement includes 2% annual base rent increases and three options to extend for five-years each. The license(s) would allow NMG MI P1 to operate a production facility for adult-use and/or medical marihuana and all activities permissible under the Michigan and Manistee Marihuana Laws.

Upon NMG MI P1 receiving one or more Licenses, NMG MI P1 agrees to cause the Company to issue common shares having a value of up to $400,000 to River Street, with portions of the Common Shares to be issued upon the achievement of certain milestones as follows:

i. US$200,000 of common shares to be issued within 30 days of NMG MI P1 receiving local and state commercial marihuana processing licenses; and

ii. US$200,000 of common shares to be issued within 30 days of passing final inspections at the premises with respect to processing and receiving local operating permit to begin commercial marihuana processing operations at the premises.

During the year ended 31 July 2022, a total deposit $470,546 for prior year shares were reclassified and incorporated into the right-of-use asset and lease liabilities related to the Company's leases for the River Street.

On 21 September 2021, the Company issued the necessary common shares to settle milestone (i) above (Note 14). During the year ended 31 July 2022, the Company accrued an additional $239,173 and were included in the related operating lease liability for milestone (ii) above.

At 31 July 2022, in order to better utilize its resources, it was deemed unlikely that the Company will continue to pursue the opportunity for a production facility in Michigan. As a result, the Company impaired the right-of-use asset related to this lease during the year ended 31 July 2022. The lease liability at 31 July 2023 related to NMG MI P1 was $479,029.

The value of the common shares will be calculated based on the lesser of: (1) the closing market price on the respective milestone achievement date and (2) a ten percent discount to the twenty-day volume weighted average price for the twenty days immediately prior to the respective milestone achievement date(s).

Leases for 254 River St., Manistee, Michigan 49660 and 885 E. Apple Ave., Muskegon, Michigan 49442 were subject to the Company subsidiaries receiving approval by the State of Michigan and could be cancelled by the Company if licences were not awarded. The licenses for NMG MI P1 and NMG MI C1 were issued on 19 July 2021 and license for NMG MI 1 was issued on 3 August 2021.

j) On 1 July 2021, the Company's subsidiary Canopy Monterey Bay, LLC assumed and entered into a three-and-a-half-year lease agreement for the property located at 1900 Fremont Blvd., Seaside, California 93955. On 1 December 2021, Canopy Monterey Bay, LLC entered into a second amendment that includes three options to extend the lease agreement for five years each with 3% annual base rent increases. The base rent is now $9,000 per month until June 2023. In March 2023, the Company and the landlord agreed to extend the lease for until 30 June 2028.

Canopy Monterey Bay, LLC agreed to pay the landlord a maintenance fee equal to 1.5% of gross sales each month.

k)   On 7 April 2022, DEP Nevada, Inc. entered into a three-year lease agreement with 2625 GV, LLC, a Nevada limited liability company, for the property located at 2625 N. Green Valley Pkwy., Ste 150, Henderson, Nevada 89014, containing approximately 5,059 square feet. The base rent was $4,482 per month plus common area expenses and increased to $4,662 per month plus common area expenses on 1 June 2023. The lease agreement includes 4% annual base rent increases and two options to extend for three years each.

l)   On 4 December 2020, NMG CA P1, LLC entered into a five-year lease agreement with Cat City 2, LLC, a California limited liability company, for the property located at 68945 Perez Rd., Suite 1, Cathedral City, California 92234, containing approximately 5,840 square feet. The lease agreement includes 3% annual base rent increases and two options to extend for five-years each. We amended the lease agreement on 27 January 2022, which extended the term to 31 December 2026 and rent commencement date. The base rent is $6,028 plus common area expenses for the first six months, increases to $9,590 plus common area expenses on the seventh month and increases to $9,878 plus common area expenses on 1 March 2023.

m)   On 1 December 2020, NMG CA C1, LLC entered into a five-year lease agreement with Cat City 2, LLC, a California limited liability company, for the property located at 68945 Perez Rd., Suite 2,3&4, Cathedral City, California 92234, containing approximately 13,024 square feet. The lease agreement includes a rent abatement period, 3% annual base rent increases and two options to extend for five-years each. We amended the lease agreement on 2 February 2022, which extended the term to 31 December 2026. The base rent increased to $22,790 plus common area expenses effective January 1, 2023 and increases to $23,474 plus common area expenses effective March 1, 2023.

n)   On 15 February 2022, CraftedPlants NJ Corp. ("Tenant") entered into a lease agreement (the "Lease") with Simone Investment Group, LLC, a New Jersey limited liability company, for the property located at 3191 U.S. Route 1, Lawrenceville, New Jersey 08648, containing approximately 6,923 square feet. The term of this Lease consists of Phase I commencing on 15 February 2022 (the "Lease Commencement Date") and ending on the earlier of (i) twelve months from the Lease Commencement Date, (ii) upon issuance to Tenant of the Class 5 Cannabis Retail License by the Commission plus thirty days, or (iii) the date when the Tenant opens for business; and Phase II of ten years from the earlier of (i) the date when the Tenant opens for business, (ii) twelve months from 15 February 2022, or (iii) thirty days after the issuance to Tenant of the Class 5 Cannabis Retail License by the Commission. Tenant has four options to extend the lease and each option is for five years. On 21 December 2022, the Company acquired the rights to the lease agreement from the merger with CraftedPlants NJ Corp. for consideration of $170,000 (Note 9). The rent for Phase I was $10,000 per month for the first eight months and increased to $14,000 per month on the nineth month. The rent for Phase II was $25,146 annually for the first five years and increased to $29,583 annually on the sixth year.

o)   On 4 January 2022, NMG IL 4, LLC entered into a ten-year lease agreement with CB Chicago Partners, Ltd., a Texas limited partnership, for the property located at 2941 W. 159th Street, Markham, Illinois, containing approximately 20,000 square feet with a building containing approximately 2,832 square feet. This lease includes two (2) options to extend for ten-years each. Concurrently with the execution of this lease, NMG IL 4 paid the sum of $92,234 consisting of twelve (12) months' minimum rent in the sum of $84,960 plus one (1) fiscal year's real estate taxes in the sum of $63,914 less the minimum rent credit in the sum of $56,640. On 12 October 2022, NMG IL 4 amended the lease agreement to relocate to certain premises containing approximately 3,600 square feet located at 3063 W. 159th Street, Markham, Illinois. The term of the lease as to relocated premises commenced on 12 October 2022 and as amended shall end on 31 January 2032. The Company acquired the rights to the lease agreement with NMG IL 4 on 25 April 2023 (Note 9). The base rent is currently $13,600 plus common area expenses until 31 January 2024.

During the year ended 31 July 2023, the Company recorded a total lease expense of $662,572 related to the amortization of right-of-use assets, of which $1,283,987 was included in Operating Expenses and $259,387 was included in Cost of Sales.

Supplemental cash flow information related to leases was as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 1,582,411

Weighted-average remaining lease term – operating leases	7.03 years
Weighted-average discount rate – operating leases	12 %

The discount rate of 12% was determined by the Company as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Maturities of lease liabilities were as follows:

Year Ending 31 July	Operating Leases
2024	$ 2,114,388
2025	2,026,131
2026	1,978,981
2027	1,677,468
2028 and thereafter	5,700,655
Total lease payments	$ 13,497,623
Less imputed interest	(4,538,918
Total	$ 8,958,705
Less current portion	(1,099,888
Long term portion	$ 7,858,817

At 31 July 2023 and 2022, the right-of-use assets and the lease liabilities related to NMG OH 1 and NMG OH P1 have been reclassified to assets held for sale and liabilities related to assets held for sale as follows:

	31 July 2023	31 July 2022
NMG OH 1 – right-of-use assets	$ 158,336	$ 188,165
NMG OH P1 – right-of-use assets	$ 198,412	$ 223,527
NMG OH 1 – lease liabilities	$ 162,552	$ 191,529
NMG OH P1 – lease liabilities	$ 202,618	$ 226,303

The lease liabilities related to NMG MI 1 have been deconsolidated as of the date of the disposition.

14. Capital Stock

The Company's authorized share capital comprises 900,000,000 Common Shares, with a $0.0001 par value per share.

On 21 September 2021, the Company issued 238,929 common shares to one entity based on the terms and conditions of the certain lease agreement for the Muskegon, Michigan premises and issued an aggregate of 1,304,601 common shares to another entity based on the terms and conditions of the two lease agreements for the Manistee, Michigan premises (Notes 13 and 16).

Pursuant to the ShowGrow Long Beach Purchase Agreement, the Company issued 2,681,006 common shares in escrow. The share consideration remains subject to reduction with reference to the liabilities of the business that will be outstanding on the closing date, which is expected to occur in the near future (Note 17).

Pursuant to the PA #2 for the acquisition of Canopy's membership interest, the Company issued 2,728,156 common shares on 3 December 2021 in escrow (Note 9).

On 15 July 2022, the Company issued 319,149 common shares to one entity based on the terms and conditions of the certain lease agreement for the Muskegon, Michigan premises.

Pursuant to the closing of MIPA #1, as amended, and MIPA #2, as amended, for the acquisition of Canopy's membership interest, the Company issued an aggregate of 16,301,694 shares of common stock on 7 December 2022, of which 2,238,806 are being held in escrow ending the results of a working capital adjustment in accordance with MIPA #1 and MIPA #2 (Note 9).

Pursuant to the terms of the Merger Agreement with CraftedPlants, NJ, the Company issued an aggregate of 16,666,667 common shares on 21 December 2022 in escrow (Note 9).

Stock options

The Company previously approved an incentive stock option plan, pursuant to which the Company may grant stock options up to an aggregate of 10% of the issued and outstanding common shares in the capital of the Company from time to time.

	Number of options	Weighted average exercise price	Weighted average contractual term remaining (in years)	Aggregate intrinsic value
Outstanding at 31 July 2021	9,855,000	CAD$0.71	2.76	CAD$ -
Granted	848,000	CAD$0.37		CAD$ -
Cancelled	(1,250,000)	CAD$0.70		CAD$ -
Outstanding at 31 July 2022	9,453,000	CAD$0.67	2.11	CAD$ -
Granted	9,773,000	CAD$0.07		CAD$ -
Expired	(2,075,000)	CAD$0.64		CAD$ -
Outstanding at 31 July 2023	17,151,000	CAD$0.33	3.16	CAD$ -
Vested and fully exercisable at 31 July 2023	12,989,000	CAD$0.41	2.69	CAD$ -

As of 31 July 2023, the following stock options are outstanding:

Number of options outstanding	Number of options exercisable	Exercise price	Expiry dates
775,000	775,000	CAD$0.57	10 December 2023
1,600,000	1,600,000	CAD$0.88	21 August 2024
250,000	250,000	CAD$0.93	1 October 2024
200,000	200,000	CAD$0.88	23 January 2025
250,000	250,000	CAD$0.405	1 March 2025
1,375,000	1,375,000	CAD$0.67	30 April 2025
350,000	350,000	CAD$0.88	21 August 2024
150,000	150,000	CAD$0.61	10 December 2023
80,000	80,000	CAD$0.57	10 December 2023
1,250,000	1,250,000	CAD$0.68	6 March 2026

250,000	250,000	CAD$0.65	5 April 2024
448,000	336,000	CAD$0.44	30 November 2026
200,000	200,000	CAD$0.44	30 November 2024
200,000	200,000	CAD$0.15	8 July 2027
4,050,000	-	CAD$0.065	25 April 2028
5,723,000	5,723,000	CAD$0.065	25 April 2028
17,151,000	12,989,000		

On 25 April 2023, the Company granted 4,050,000 stock options to certain directors, officers, employees and consultants of the Company with an exercise price of CAD$0.065 per share expiring on 25 April 2028. These stock options vest equally every 6 months for a period of 24 months.

On 25 April 2023, the Company granted 5,723,000 stock options to certain directors, officers, employees and consultants of the Company with an exercise price of CAD$0.065 per share expiring on 25 April 2028. These stock options vest immediately.

Total fair value of the stock options granted during the year ended 31 July 2023 was calculated to be $395,526 using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Expected life of the options	2.76 years
Expected volatility	103 %
Expected dividend yield	Nil
Risk-free interest rate	3.27 %

The Company recorded total stock-based compensation expense of $270,693 (2022 - $435,266) for the year ended 31 July 2023 and 2022, respectively, in connection with prior issuances of options to purchase common stock. Stock-based compensation expense is included in general and administrative expenses on the accompanying statements of operations.

Share Purchase Warrants

	Number of warrants	Weighted average exercise price
Outstanding at 31 July 2021	17,215,284	CAD$1.21
Issued	1,000,000	USD$0.16
Outstanding at 31 July 2022	18,215,284	CAD$1.16
Issued	15,000,000	USD$0.10
Expired	(12,415,284)	CAD$1.49
Outstanding at 31 July 2023	20,800,000	CAD$0.23

The Company had 3,200,000 warrants issued to the Agent pursuant to the Loan Agreement entitling the holder to acquire one share of common stock at an exercise price of US$0.45 per share until July 19, 2025. These warrants were held in escrow to be released to the Agent if we draw on the Delayed Draw Term Loan by March 31, 2023, or cancelled if we do not draw on the Delayed Draw Term Loan. The Company did not draw on the Delayed Draw Term Loan, and the warrants were cancelled.

During the year ended 31 July 2023, the Company issued 15,000,000 warrants in connection with the issuance of convertible debentures pursuant to SPAs (Note 12). The Warrants will entitle the holders to acquire Warrant Shares until December 19, 2026, at an exercise price of US$0.10 per Warrant Share, subject to customary adjustments. The Warrants can be exercised on a cash basis or on a cashless (net exercise) basis. The Debentures was accounted for as a liability in its entirety equal to the proceeds received from issuance, net of the fair value of the 15,000,000 Warrants valued at $592,159 using the Black Scholes Option Pricing Model using the following assumptions, which was recorded as a debt discount:

Expected life of the options	4 years
Expected volatility	107 %
Expected dividend yield	0 %
Risk-free interest rate	3.03 %

As of 31 July 2023, the following warrants are outstanding:

Number of warrants outstanding and exercisable	Exercise price	Expiry dates
4,800,000	USD$0.40	19 July 2025
15,000,000	USD$0.10	19 December 2026
1,000,000	USD$0.16	14 June 2027
20,800,000	CAD$0.23	

As of 31 July 2022, the following warrants are outstanding:

Number of warrants outstanding and exercisable	Exercise price	Expiry dates
11,780,134	CAD$1.50	17 May 2023
635,150	CAD$1.25	16 May 2023
4,800,000	USD$0.40	19 July 2025
1,000,000	USD$0.16	14 June 2027
18,215,284	CAD$1.16	

15. Segment Information and Major Customers

In its operation of the business, management, including our chief operating decision marker, who is also our Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements prepared on a basis not consistent with GAAP. During the periods presented, the Company reported its financial performance based on the following segments:

- Wholesale;

- Retail; and

- All others

Revenue and costs are generally directly attributed to our segments. However, due to the integrated structure of our business, certain costs incurred by one segment may benefit other segments. In addition, certain costs incurred at a corporate level are not allocated to our segments.

Segment revenue and net loss were as follows during the year ended 31 July 2023:

	31 July 2023
Revenue	
Wholesale	$ 5,070,441
Retail	17,749,542
Total	$ 22,819,983
Net loss before taxes	
Wholesale	$ (5,520,602)
Retail	(5,321,539)
All others	(7,312,063)
Total	$ (18,154,204)

During the year ended 31 July 2023, the Company had no major customer over 10% of its revenues.

16. Supplemental Disclosures with Respect to Cash Flows

	Year Ended 31 July	
	2023	**2022**
Cash paid during the period for interest	$ 1,037,208	$ 876,364
Cash paid during the period for income taxes	$ 25,663	$ 3,436,572

Pursuant to certain licensing milestones being achieved under a lease agreement for a premises in Muskegon, Michigan and certain licensing and operational milestones being achieved under two lease agreements for a premises in Manistee, Michigan, on 21 September 2021, the Company issued 238,929 shares of common stock to one entity based on the terms and conditions of the certain lease agreement for the Muskegon, Michigan premises and issued an aggregate of 1,304,601 shares of common stock to another entity based on the terms and conditions of the two lease agreements for the Manistee, Michigan premises (Notes 13 and 14).

On the assumption of a lease in California for NMG CA C1, a lease in Illinois for NMG IL 4, a lease in New Jersey, and an extension of a lease in California for Canopy, the Company recognized right-of-use assets, and a corresponding increase in lease liability, in an aggregate amount of $4,329,416 which represented the present value of future lease payments using a discount rate of 12% per annum.

17. Commitments and Contingencies

From time to time, the Company may be subject to various legal proceedings in the ordinary course of its business. The Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary.

Acquisition of Long Beach

On 3 July 2019, the Company entered into various agreements with GLDH and other third parties to acquire 100% ownership interest in GLDH's Long Beach, California dispensary ("ShowGrow Long Beach"). The purchase price was $6,700,000, of which $1,500,000 was paid in common shares of the Company at a price of CAD$0.7439 per common share to a maximum of 2,681,006 common shares (the "Share Payment") upon NMG LB receiving the transfer of all licenses, permits and BCC authorizations for NMG LB to conduct medical and adult-use commercial cannabis retail operations. The 2,681,006 common shares were issued on 12 August 2019. The Share Payment is subject to reduction with reference to the liabilities of the business that will be outstanding on the closing date, which is expected to occur in the near future. The Share Payment reduction is pending and, as a result, the related shares have not been released from escrow. Any final settlement that is different than liabilities' balances currently recorded will be allocated to other income or expense.

Acquisition of Assets – Crafted Plants NJ

On 21 December 2022, in conjunction with the Crafted Plant NJ asset acquisition, the Company issued 16,666,667 shares of its common stock, which will be held in escrow and will not be released to the Sellers until the Surviving Entity achieves certain milestones (Note 9). Since no cannabis sales have commenced, the $50,000 liability for consultant is not payable.

The Company entered into a three-year strategic advisory services agreement with Bengal Capital dated 5 January 2023 ("Bengal Advisory Agreement"). The Company shall pay Bengal Capital $240,000 on each anniversary, of which $60,000 is to be paid in cash and $180,000 is to be paid in cash, common stock, or warrants to purchase shares of the Company's common stock, in such proportions as are determined by the Company. The Company has accrued $140,000 under this agreement as of July 31, 2023. In addition, if the Company successfully obtains a cultivation license in New Jersey during the term of the Bengal Advisory Agreement, the Company will owe a fee of $1,000,000, which will be payable in the form of the Company's common stock or a warrant to purchase shares of the Company's common stock, in either case as requested by Bengal Capital. As of July 31, 2023, no license has been obtained and therefore the related fee has not been paid or accrued.

Acquisition of Canopy

At 31 July 2023, the Company had $100,000 in consulting fee payable to the sellers of Canopy (Note 9), related to the common shares that are to be issued to the Canopy sellers 18 months after the First Amendment in June 2022, that was not included in the purchase consideration and is included in accrued liabilities.

As part of the Canopy acquisition agreements PA #1 and PA #2 on November 29, 2021, a Letter of Intent ("LOI") was executed to engage the Sellers, Jayme Rivard and Cary Stiebel, as business consultants at a rate of $5,000 per month each, for 12 months beginning December 1, 2021. Subsequently, this LOI was amended on June 2, 2022 to extend the agreement until December 31, 2024 and for the Company to issue 100,000 stock options to purchase 100,000 shares of the Company 's common stock to Consultant, Mr. Stiebel, and 100,000 stock options to purchase 100,000 shares of the Company's common stock to Consultant, Jayme Rivard (collectively, the "Stock Options"). The exercise price for the Stock Options shall not be lower than the greater of the closing market price of the Company's shares on (a) the trading day prior to the date of grant of the Stock Options, and (b) the date of grant of the Stock Options and will have an expiry date of five (5) years from the date of grant. Any delays by any of the Sellers (as defined in PA # 1) in providing requested materials, escrow instructions or otherwise failing to cooperate with Buyer will extend the Closing Deadline by an amount corresponding to the length of delay caused by Sellers. As of the date of these financial statements, the Stock Options have not been granted. Further, this LOI was amended again on August 5, 2022 to defer all payments for consulting services from 1 August 2022 to 1 August 2023, in lieu of potential unknown working capital liabilities.

Acquisition of Assts – Illinois

On 17 January 2023, the Company entered into an agreement with John Kim, our consultant in the State of Illinois for a two-year services related to licensing process for a total payment of $86,500 payable in tranches until 10 June 2023, as well as $15,000 per month to three designated individuals for two (2) years ending on 31 December 2024, and $5,000 per month to one additional individual for six (6) months ending 30 June 2023 for an aggregate total of $476,500. On 10 May 2023, the Company entered into a Settlement and Release Agreement with John Kim to revise and increase the payments for services related to licensing process as described in the agreement that the Company entered into on 17 January 2023. Effective 10 May 2023, the revised committed payments total $733,150 as follows:

a) $30,000 due 10 May 2023, $10,000 payable in each month of June, September, November 2023, and $15,000 each month for the period from January 2024 to February 2025, to John Kim;

b) $7,500 per month to John Kim for May and June 2023, and $5,000 per month for remaining months until 31 December 2024;

c) $5,000 or $5,833 per month to three designated individuals until 31 December 2024, except for certain months with variable payments ranging from $7,500 to $15,833.

As of July 31, 2023, the Company has paid $114,816 under this agreement, leaving $618,334 to be earned subsequent to year-end.

18. Other Agreements

On 6 August 2021, the Company entered into management agreements with each of NMG IL 1, LLC ("NMG IL 1") and NMG IL 4, LLC ("NMG IL 4") along with an option to indirectly acquire all of the membership interests in each of NMG IL 1 and NMG IL 4 pursuant to a convertible credit facility between our subsidiary, DEP and each of NMG IL 1 and NMG IL 4, and membership interest purchase agreements between DEP and the members of NMG IL 1 and NMG IL 4, subject to obtaining all required local and state regulatory authorization. Each of NMG IL 1 and NMG IL 4 have been identified in the Illinois Department of Financial and Professional Regulation (IDFPR) results of the Social Equity Justice Involved Lottery for 55 Conditional Adult-Use Cannabis Dispensary Licenses (Conditional Licenses) across the state. The certified results are from a lottery with a pool of applicants who scored 85% or greater in their applications. NMG IL 1 and NMG IL 4 were drawn in BLS Region #5 (Chicago-Naperville-Elgin) where 36 conditional licenses are available. The applications are not tied to specified locations. The Transaction with NMG IL 4 was completed on 25 April 2023 (Note 9). The final ownership changes are currently under review by the state and anticipated to be approved in the near term. The Transaction with NMG IL 1, following the same pattern described in Note 9, has not been completed as of the date of these financial statements.

19. Discontinued Operations and Assets Held for Sale

The following table summarizes the Company's loss from discontinued operations for the years ended July 31, 2023 and 2022. The gain and loss resulting from the forgiveness of intercompany payables has been eliminated in consolidation.

	2023	2022
Sales	$ 7,364,410	$ 8,265,339
Cost of sales	(4,398,644)	(4,768,324)
Gross profit	2,965,766	3,497,015
Operating expenses	(2,479,390)	(2,504,514
Other items	(13,406)	(60,928)
Impairment of Michigan assets	(944,015)	-
	(3,436,811)	(2,565,442)
Income (loss) from discontinued operations before income taxes	$ (471,045) $	931,573
Income tax expense	(82,744)	(744,323
Net income (loss) from discontinued operations	(553,789)	187,250

The assets and liabilities associated with discontinued operations consisted of the following as of July 31, 2023 and 2023:

	2023	2022
Assets associated with discontinued operations		
Cash	$ 164,882	$ 385,176
Accounts receivable	20,335	36,740
Prepaids	238,756	217,566
Inventory	208,794	314,570
Property and equipment, net	1,143,818	1,920,249
Operating lease right-of-use assets	356,748	890,962
Brand and licenses, net	1,897,295	2,177,141
Total assets associated with discontinued operations	4,030,628	5,942,404
Liabilities associated with discontinued operations		
Accounts payables and accrued liabilities	214,129	307,415
Operating lease liabilities	365,170	771,667
Total liabilities associated with discontinued operations	$ 579,299	$ 1,079,082

Total assets and liabilities associated with discontinued operations are presented as current assets and liabilities, respectively, due to the fact that they are likely to be sold within 12 months.

A reconciliation of the beginning and ending balances of assets held for sale during the year ended 31 July 2023 and 2022 is as follows:

	Available for Sale Subsidiaries	Discontinued Operations	Total
Balance as of 31 July 2021	$ 3,939,208	$ -	$ 3,939,208
Transferred in	1,230,011	1,178,794	2,408,805
Ongoing activity from discontinued operations	(405,609)	-	(405,609
Balance as of 31 July 2022	4,763,610	1,178,794	5,942,404
Ongoing activity from discontinued operations	(732,982)	-	(732,982)
Disposition	-	(1,178,794)	(1,178,794
Balance as of 31 July 2023	$ 4,030,628	$ -	$ 4,030,628

Available for Sale Subsidiaries

In July 2023 and August 2023, the Company approved the sale of the Ohio operations.

NMG OH 1 disposition

The company entered into an equity purchase agreement (the "EPA") dated 21 July 2023, between the Company's wholly owned subsidiary, DEP Nevada, NMG OH 1 and FarmaceuticalRX, LLC (the "Purchaser"), DEP sold all of the issued and outstanding interests and other ownership, equity or profits interests in NMG OH 1 to the Purchaser. On 17 October 2023, pursuant to (the "Disposition"). Pursuant to the closing of the Disposition, on 17 October 2023 (the "Closing Date"), the Purchaser paid an initial total consideration of US$8.225 million (US$7,975,000 on closing plus US$250,000 deposit upon signing of the EPA) (the "Initial Purchase Price") in cash to DEP Nevada, which Initial Purchase Price is subject to a working capital adjustment and other customary adjustments pursuant to the EPA to be calculated within 365 days of the Closing Date (the "Final Purchase Price"). Also see Note 21.

<u>Membership Interest Purchase Agreement (NMG OH P1)</u>

On September 5, 2023, DEP entered into a membership interest purchase agreement (the "NMG OH P1 Purchase Agreement") with LMTB LLC, an Ohio limited liability company (the "LMTB"), pursuant to which DEP will sell the issued and outstanding membership interests (the "NMG OH P1 Interests") in NMG OH P1 to LMTB for the purchase price of US$2,000,000, subject to adjustment in the event that NMG OH P1's Working Capital (as defined in the NMG OH P1 Purchase Agreement) on the NMG OH P1 Closing Date (as hereinafter defined) varies from the Target Working Capital (as defined in the NMG OH P1 Purchase Agreement and thereby fixed at zero (0) dollars). An amount equal to the Deposit (as defined in the NMG OH P1 Purchase Agreement), being US$1,000,000, shall be held in escrow by Murphy Schiller & Wilkes LLP as escrow agent (the "NMG OH P1 Escrow Agent") pursuant to the terms and conditions of an escrow agreement entered into among DEP, NMG OH P1 and LMTB contemporaneously with the NMG OH P1 Purchase Agreement.

Discontinued Operations

In April 2023, the Company approved the sale of the Michigan retail operation, which was completed in June 2023.

Assets held for sale related to Ohio operations and Michigan retail operation represent a strategic shift in the Company's operations and therefore is classified as available for sale subsidiaries and discontinued operations as of 31 July 2023.

During the year ended 31 July 2023, the Company performed an analysis of any impairments prior to reclassifying certain assets as held for sale and recorded an impairment of $944,015 which is included as a component of loss on impairment in the consolidated statements of operations and comprehensive loss.

20. **Income Taxes**

The components of the income tax expense for continuing operations consisted of the following:

	2023	2022
Current:		
Federal	$ 2,588,522	$ 1,540,516
State	7,471	61,153
	2,595,993	1,601,669
Deferred:		
Federal	(427,507)	4,787
State	-	168,153
	(427,507)	172,940
Total expense for income taxes	$ 2,168,486	$ 1,774,609

Section 280E of the Internal Revenue Code ("IRC") prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (the "IRS") has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The nondeductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as lobbying expenses.

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax (benefit) expense are summarized below:

	2023	2022
Net loss for the year before income tax	$ (18,154,204)	$ (26,640,745)
Federal and state income tax rates	21.00%	21.00%
Expected income tax recovery	(3,806,994)	(5,594,555)
State taxes	(615,593)	(474,933)
Stock options	-	118,816
IRC 280E disallowance	4,318,695	7,648,632
Deferred tax adjustment	(757,256)	(585,809)
Return to provision	(1,543,140)	-
Valuation allowance	968,717	724,287
Change in state tax rate	(186,076)	-
Uncertain tax position	3,790,133	-
Other	-	(61,829)
Total income tax expense	$ 2,168,486	$ 1,774,609

The impact of the loss on impairment of goodwill, intangible assets, ROU assets, and loans receivable in the aggregate amount of $9,370,092 is included in the IRC 280E disallowance for 2023. Approximately $19 million was included in the IRC 280E disallowance for the year ended 31 July 2023 related to the impairment losses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows:

	As at 31 July 2023	As at 31 July 2022
Deferred income tax asset		
Fixed assets	$ 98,512	$ -
Brand and license	605,980	559,032
Lease liabilities	595,496	342,437
Investments	263,188	126,395
Net operating loss carryforwards	775,060	276,739
Gross deferred tax assets	2,338,236	1,304,602
Less: valuation allowance	(1,854,715)	(854,143)
Total deferred tax assets	$ 483,521	$ 450,459
Deferred tax liabilities:		
Inventory	$ -	$ 541,689
Right-of-use assets	483,521	232,939

FY 21 & FY 22 481(a) Adjustment			-		-
Fixed assets			-		103,601
Total deferred tax liabilities	$		483,521	$	878,229
Net deferred tax liabilities	$		-	$	(427,770)

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction by jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended 31 July 2023, the Company has provided a valuation allowance against the Company's U.S. net deferred tax assets. The net change in the valuation allowance for the fiscal year ended 31 July 2023 was an increase/(decrease) of $1,000,572.

The Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $Nil and $9,092,933, respectively, as of 31 July 2023. State NOL will begin to expire in 2042 and $Nil of the Company's federal NOL will last indefinitely (limited to 80% of taxable income in a given year).

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

As of 31 July 2023, the total amount of gross unrecognized tax benefits was $3,648,717, which includes interest and penalties. As of 31 July 2023, $3,648,717 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $591,087 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, California, and Michigan and locally in Ohio. The Company's tax years for 2019 and forward are subject to examination by the US tax authorities. The Company's tax years for 2019 and forward are subject to examination by various state tax authorities.

Following is a reconciliation of gross unrecognized tax benefits from uncertain tax positions, excluding the impact of penalties and interest. The tax accounting method was changed to the Farm Price method which allows a more granular assessment of each expense, for the cultivation and manufacturing operations only, to be applied and expensed as cost of goods, to determine net taxable income.

	As at 31 July 2023	As at 31 July 2022
Beginning year balance	$ 966,992	$ 996,992
Increase in balance related to tax positions taken during current year	1,068,590	-
Decrease in balance as a result of a lapse of the applicable statute of limitations	(406,508)	-
Increase in balance related to tax positions taken during prior years	2,019,643	-
Net deferred income tax liability	$ 3,648,717	$ 996,992

On 27 March 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), P.L. 116-136, was passed into law, amending portions of relevant US tax laws, including the Tax Cuts and Jobs Act enacted and accounted for in FY18. Some of the laws that were revised were the IRC 163(j) interest expense limitation; net operating loss carryback, carryforward, and utilization rules; and qualified improvement property depreciation methods. As the CARES Act was enacted prior to the Company's year-end, the Company has accounted for all of the applicable changes in tax law in the consolidated statement of operations for the years ended 31 July 2023 and 2022 and has determined that any impact is not material to its financial statements.

Beginning on 1 January 2022, the Tax Cuts and Jobs Act ("the Act"), enacted in December 2017, eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based and non-U.S. based research and development expenditures over five and fifteen years, respectively. There is no impact to our current income tax provision as a result of this tax legislation.

21. **Subsequent Events**

Convertible Loan Agreement Assignment

On or around August 22, 2023, DEP assigned the Convertible Loan Agreement to a related entity, Big Stone Farms AR 1, LLC, an Arkansas limited liability company, which is wholly owned by the Company's Chief Operating Officer and Director, in exchange for an option to purchase the outstanding interests of Big Stone Farms AR 1, LLC for a purchase price of $1.00.

Membership Interest Purchase Agreement (NMG OH P1)

On September 5, 2023, DEP entered into a membership interest purchase agreement (the "NMG OH P1 Purchase Agreement") with LMTB LLC, an Ohio limited liability company (the "LMTB"), pursuant to which DEP will sell the issued and outstanding membership interests (the "NMG OH P1 Interests") in NMG OH P1 to LMTB for the purchase price of US$2,000,000, subject to adjustment in the event that NMG OH P1's Working Capital (as defined in the NMG OH P1 Purchase Agreement) on the NMG OH P1 Closing Date (as hereinafter defined) varies from the Target Working Capital (as defined in the NMG OH P1 Purchase Agreement and thereby fixed at zero (0) dollars). An amount equal to the Deposit (as defined in the NMG OH P1 Purchase Agreement), being US$1,000,000, shall be held in escrow by Murphy Schiller & Wilkes LLP as escrow agent (the "NMG OH P1 Escrow Agent") pursuant to the terms and conditions of an escrow agreement entered into among DEP, NMG OH P1 and LMTB contemporaneously with the NMG OH P1 Purchase Agreement.

Closing of Equity Purchase Agreement (NMG OH 1)

On 17 October 2023, pursuant to equity purchase agreement (the "EPA") dated 21 July 2023, between the Company's wholly owned subsidiary, DEP Nevada, NMG OH 1 and FarmaceuticalRX, LLC (the

"Purchaser"), DEP sold all of the issued and outstanding interests and other ownership, equity or profits interests in NMG OH 1 to the Purchaser (the "Disposition").

Pursuant to the closing of the Disposition, on 17 October 2023 (the "Closing Date"), the Purchaser paid an initial total consideration of US$8.225 million (US$7,975,000 on closing plus US$250,000 deposit upon signing of the EPA) (the "Initial Purchase Price") in cash to DEP Nevada, which Initial Purchase Price is subject to a working capital adjustment and other customary adjustments pursuant to the EPA to be calculated within 365 days of the Closing Date (the "Final Purchase Price"). Based on the Accepted Adjustment Statement (as defined in the EPA), the parties shall determine if the Final Purchaser Price shall be adjusted upwards or downwards. An amount equal to the Escrow Amount (as defined in the EPA) of US$100,000 from the Final Purchase Price is being held in escrow and will be released to DEP Nevada on the fifth day of the twelfth month after the Closing Date unless there are any indemnification claims pending until such time as the claim is resolved.

In addition, DEP Nevada shall receive a payment of US$2,500,000 (each, a "Bonus Payment") for each additional dispensary license granted to NMG OH 1 by the State of Ohio Board of Pharmacy or other regulatory body, in accordance with the terms of the EPA. Additional dispensary licenses that will receive the Bonus Payment shall specifically exclude an adult use license issued for the License (as defined in the EPA) and current lease location.

Simultaneously with the closing of the EPA, the Company used US$7.33 million of the Initial Purchase Price funds to fully repay the debt owing to its senior secured lender.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not have any disagreements on accounting and financial disclosures with our present accounting firm during the reporting period.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective due to the material weaknesses described below.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was not effective as of July 31, 2023 due to material weaknesses regarding experienced personnel with knowledge of GAAP and the proper levels of supervision and review required to provide timely financial information. The Company was unable to perform an adequate assessment and procedures in determining effective internal control over financial reporting.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. This attestation report by our registered public accounting firm was not required pursuant to rules of the SEC that permit us to provide only our management's report on internal control over financial reporting.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting that occurred during the last quarter of our fiscal year ended July 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

All Body and Mind directors hold office until the next annual general meeting of the shareholders unless his office is earlier vacated in accordance with our Bylaws or he becomes disqualified to act as a director. Body and Mind officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Body and Mind executive officers and directors and their respective ages as of the date of this report are as follows:

Name and Position(1)	Age	Principal Occupation and Positions Held During the Last Five Years(1)
Michael Mills President, CEO and Director	54	President and CEO of Body and Mind Inc. (Aug 2019 to present);
Stephen 'Trip' Hoffman COO, Corporate Secretaryand Director	58	Chief Operating Officer of Body and Mind (Nov 2018 to present), principle officer of DEP Nevada, Nevada Medical Group, Canopy Monterey Bay, NMG Ohio, NMG OH 1, NMG OH P1, NMG MI 1, NMG MI C1, NMG MI P1, NMG Cathedral City, NMG Long Beach, NMG San Diego, and NMG Chula Vista.
Alexis Podesta Director	43	Director of Body and Mind Inc. (March 2021 to present). Past Cabinet Secretary of the California Business, Consumer Services and Housing Agency.
Brent Reuter Director	56	Director of Body and Mind Inc. (Oct 2019 to present); Senior VP of investors relations and strategy for Australis Capital Inc. (October 2019 to present).
Dong Shim CFO and Director	40	Director of Body and Mind Inc. (Jul 2016 to present) and CFO of Body and Mind Inc. (Aug 2019 to present); President and founder of both SHIM Accounting Corporation (June 2013 to present) and Golden Tree Capital Corp. (November 2015 to present), and a director of National Securities Administrators Ltd. (December 2016 to present). CFO for Avricore Health Inc. (Feb. 2018 to Sept. 2018), CFO of E-Play Digital Inc., (November 2016 to present), CFO for Arizona Silver Exploration Inc. (August 2017 to present), CFO for Mission Ready Solutions Inc. (June 2017 to present), CFO for Organimax Nutrient Corp. (April 2018 to present), and CFO for Reliq Health Technologies Inc. (Nov 2018 to March 2020).
Joshua Rosen Director	50	Director of Body and Mind Inc. (Feb 2023 to present); Interim Chief Executive Officer of Goodness Growth Holdings Inc. (Dec. 2022 to present) and director of Goodness Growth Holdings Inc. (Aug 2021 to present); Managing Partner of Bengal Capital (Dec. 2020 to present); Director of 4Front Ventures Corporation (2011 to May 2021).

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed, and including other directorships held in reporting companies.

Michael Mills Mr. Mills was appointed President and Interim Chief Executive Officer on August 21, 2019 and was previously the Vice-President, Communications of the Company from June 2018 to August 21, 2019. On January 23. 2020, Mr. Mills was elected as a director and on April 30, 2020, Mr. Mills was appointed as full-time CEO. Prior to joining the Company, Mr. Mills was the President of Fairlawn Capital Partners Ltd., a consulting company offering finance, communications and capital market solutions to public and private businesses. Mr. Mills has experience in industries including media, manufacturing and technology and held increasingly senior roles at the Financial Post and National Post newspapers. Mr. Mills obtained a Bachelor of Business Administration from Bishop's University.

Mr. Mills devotes approximately 70% of his time to us. Mr. Mills has entered into a consulting agreement with us.

Stephen "Trip" Hoffman Mr. Hoffman has been a Board member since March 1, 2020 and was appointed as Chief Operating Officer ("COO") of the Company on November 15, 2018 and as the Corporate Secretary on June 5, 2023. Mr. Hoffman was previously the Chief Executive Officer of Bolder Venture Ltd., a privately held medical and recreational marijuana cultivation and dispensary company located in Boulder, Colorado, from 2016 until his appointment as Chief Operating Officer of the Company. From 2011 to 2016, Mr. Hoffman was the Chief Executive Officer of Trading Block Holdings Inc., a financial technology company located in Chicago, Illinois. Mr. Hoffman obtained a PhD in physics from Purdue University in December 1991.

Mr. Hoffman devotes approximately 100% of his time to us.

Dong Shim Mr. Shim was appointed as the Chief Financial Officer of the Company on August 21, 2019 and was a Board member from December 15, 2016 to February 1, 2023. Mr. Shim is a partner and founder of Shim & Associates LLP (June 2013 to present) and Golden Tree Capital Corp. (November 2015 to present) providing accounting and other business advisory services to numerous companies in various industries. Mr. Shim is a director of National Securities Administrators Ltd. (May 2017 to present), Chief Financial Officer for E-Play Digital Inc. (November 2016 to present), Chief Financial Officer for Arizona Silver Exploration Inc. (August 2017 to present), Chief Financial Officer for Canamex Resources Corp. (August 2017 to present), Chief Financial Officer for Mission Ready Solutions Inc. (June 2017 to present), Chief Financial Officer for Organimax Nutrient Corp. (April 2018 to present), Chief Financial Officer for Avricore Health Inc. (February 2018 to September 2018), and interim Chief Financial Officer of Reliq Health Technologies Inc. (November 2018 to March 2020).

Mr. Shim devotes approximately 50% of his time to us. Mr. Shim has entered into a consulting agreement with us.

Alexis Podesta Alexis Podesta has served in senior roles in both the public and private sector. Known for her talent to skillfully navigate complex policy and political issues, her broad portfolio has included problem-solving on high-profile policies in both government and the corporate world. Alexis was entrusted by both Governor Gavin Newsom and Governor Edmund G. Brown, Jr. to manage the sprawling California Business, Consumer Services and Housing Agency. As Secretary of the Cabinet-level Agency, she directed its $4.75 billion budget and nearly 6,100 employees. Alexis oversaw twelve departments, boards, a commission, a panel and a council whose job is to license and regulate professionals and businesses in California to protect consumers; regulate businesses engaged in financial transactions; preserve, expand and fund safe and affordable housing opportunities; to provide solutions to address homelessness in California; to investigate and research earthquake related issues to advise on ways to reduce earthquake risk; and to protect the civil rights of all Californians from acts of hate violence and unlawful discrimination in employment, housing and public accommodations. Additionally, the departments under the agency provided $1.9 billion in funding for affordable housing; made $3.5 billion annually in loans for first-time homebuyers; made $600 million annually in loans for affordable multi-family properties; and provided $650 million in assistance to local jurisdictions to combat homelessness. Additionally, the Department of Fair Employment and Housing filed more than 22,500 civil rights cases. Prior to being appointed to lead the Agency, Alexis served as the Director of External and International Affairs for Governor Brown. She directed outreach, communication and partnerships with stakeholder groups, and provided key support for the Governor's special projects. In addition, Alexis was the Governor's lead representative on international affairs and served as Chief of Protocol.

Ms. Podesta devotes approximately 15% of her time to us.

Brent Reuter Mr. Reuter has been a Board member since October 16, 2019. Mr. Reuter has deep experience driving new revenue growth and managing businesses in the banking and investment sectors, most recently as principal investor relations for Onex Corp., a private equity firm, vice-president of asset management for Canadian Imperial Bank of Commerce and as managing director at Royal Bank of Canada with roles in Hong Kong and New York. In these roles, he built high-value client and strategic partnerships, recruited and developed sales teams, and implemented and executed high-impact revenue coverage models. In addition, Mr. Reuter is the senior vice-president of investor relations and strategy of Australis Capital Inc. Mr. Reuter obtained a Bachelor of Business Administration from Lakehead University in Thunder Bay, Ontario in 1990.

Mr. Reuter devotes approximately 15% of his time to us.

Joshua Rosen. Mr. Rosen has been a Board member since February 1, 2023 and is a director nominee of BaM I, A Series of Bengal Catalyst Fund SPV, LP ("**Bengal**") pursuant to the Securities Purchase Agreement between Bengal and the Company, dated December 19, 2022, whereby until the later of (a) the repayment or conversion of the principal amount of the debenture purchased by Bengal from the Company, and (b) Bengal (or any of its affiliates) ceasing to own at least 10% of the issued and outstanding common stock of the Company on an as-converted-basis in the aggregate, Bengal shall be entitled to nominate one (1) director to the Board of Directors. Mr. Rosen is the Interim President of Goodness Growth Holdings Inc. (Dec. 5, 2022 to present) and has been serving as a director of Goodness Growth Holdings Inc. since August 2021. Mr. Rosen also serves as the Managing Partner of Bengal Capital, a cannabis investment and advisory firm since December 2020. From 2011 to May of 2021, Mr. Rosen was a director of 4Front Ventures Corporation and was previously the Executive Chairman and CEO of 4Front and its predecessor companies, having founded 4Front in 2011. Previously, Mr. Rosen gained private equity experience managing the investment arm for a large Phoenix-based family office and also worked extensively in the public markets as an equity analyst having held positions at Credit Suisse and ABN AMRO Bank N.V. Mr. Rosen is also on the Board of Managers of Ninety Plus Coffee, LLC. Mr. Rosen holds a Bachelor of Arts in Economics and Philosophy from Beloit College.

Mr. Rosen devotes about 10% of his time to us.

Significant Employees

Body and Mind does not have any employees and its officers and directors provide their services on a consulting basis. Body and Mind has approximately 142 full and part-time employees at all of its locations.

Family Relationships

There are currently no family relationships between any of the members of the board of directors or the executive officers.

Involvement in Certain Legal Proceedings

Except as disclosed in this Annual Report, during the past ten years none of the following events have occurred with respect to any of our directors or executive officers**:**

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

      a.   Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

      b.   Engaging in any type of business practice; or

      c.   Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.   Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5.   Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.   Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.   Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

      a.   Any Federal or State securities or commodities law or regulation; or

      b.   Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

      c.   Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.   Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are currently no legal proceedings to which any of our directors or officers is a party adverse to us or in which any of our directors or officers has a material interest adverse to us.

Section 16(A) Beneficial Ownership Reporting Compliance

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended July 31, 2023, except as follows:

Name	Position Held	Late or Unfiled Report
Joshua Rosen	Director	Form 3 filed late and Form 4 filed late
Alexis Podesta	Director	Form 4 filed late

Code of Ethics

We have not adopted a written Code of Ethics at this time that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors are reviewing the necessity of adopting such a document given we are still in the development stage and have limited employees, officers and directors.

Board Committees

Nominating Committee

We do not have a Nominating Committee and our Board of Directors as a whole is responsible for identifying and nominating qualified individuals to our Board of Directors. Since our formation we have relied upon the personal relationships of our President and directors to attract individuals to our Board of Directors.

Our Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

Compensation Committee

Our Compensation Committee is comprised of Mr. Reuter, Mr. Hoffman and Ms. Podesta. This committee reviews and recommends to our Board of Directors the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us.

Audit Committee

The Audit Committee is comprised of Mr. Rosen, Ms. Podesta and Mr. Reuter.

Our Board of Directors has determined that we have at least one financial expert. Ms. Podesta and Mr. Reuter are considered independent.

An audit committee financial expert means a person who has the following attributes:

    (a)   An understanding of generally accepted accounting principles and financial statements;

(b)   The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)   Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer's financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)   An understanding of internal control over financial reporting; and

(e)   An understanding of audit committee functions.

The audit committee's primary function is to provide advice with respect to our financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting and legal compliance. The audit committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor our financial reporting process and internal control system;

- review and appraise the audit efforts of our independent accountants;

- evaluate our quarterly financial performance as well as our compliance with laws and regulations;

- oversee management's establishment and enforcement of financial policies and business practices; and

- provide an open avenue of communication among the independent accountants, management and the Board of Directors.

ITEM 11. EXECUTIVE COMPENSATION

General

For the purposes of this section:

"**CEO**" means an individual who acted as the Chief Executive Officer of Body and Mind, or acted in a similar capacity, for any part of the most recently completed financial year;

"**CFO**" means an individual who acted as the Chief Financial Officer of Body and Mind, or acted in a similar capacity, for any part of the most recently completed financial year;

"**incentive plan**" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"**incentive plan award**" means compensation awarded, earned, paid or payable under an incentive plan;

"**NEO**" means each of the following individuals:

(a)   a CEO;

(b)   a CFO;

(c)   each of Body and Mind's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $100,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of Body and Mind, nor acting in a similar capacity, at the end of that financial year;

"**option-based award**" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features; and

"**share-based award**" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Program Objectives

We have not established a strategy for setting executive salary levels, creating standards we apply in setting compensation levels or what factors we intend to encourage by establishing compensation levels. Since we acquired NMG, raised equity capital and have been generative revenues from the sale of our products, we have been compensating our NEOs at levels comparable to executive officers of companies within its industry at similar stages of growth.

Our Compensation Committee reviews and recommends to our Board of Directors the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us. The Board of Directors assumes responsibility for reviewing the recommendations of the Compensation Committee and monitoring the long-range compensation strategy for our senior management. The Compensation Committee and the Board of Directors reviews the compensation of senior management on a semi-annual basis taking into account compensation paid by other issuers of similar size and activity. The Compensation Committee and the Board of Directors receives independent competitive market information on compensation levels for executives. It uses salary data of comparable private and public companies as a benchmark for setting executive compensation. This data is obtained from various sources including online research and market surveys.

Although permitted, at this time no NEO or director has or intends to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Elements of the Compensation Program

The total compensation plan for NEOs consists of a base compensation structure and equity-based compensation program in the form of stock options. The compensation program for our senior management is designed with a view that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining qualified executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's shareholders.

In compensating our senior management, we have arranged for equity participation through our 2012 Incentive Stock Option Plan.

Base Salary

The base salary component of NEO compensation is intended to provide a fixed level of competitive pay that reflects each NEO's primary duties and responsibilities. The policy of Body and Mind is that salaries for its NEOs are competitive within its industry and generally set at the median salary level among entities its size.

Stock Options

On February 3, 2023, our Board of Directors adopted the 2023 Stock and Incentive Plan (the "**2023 Plan**"). The purpose of the 2023 Plan is to promote the interests of the Company and its stockholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's stockholders.

The 2023 Plan supersedes, replaces and is in substitution for the Company's 2012 Incentive Stock Option Plan, which was originally ratified by the Board on October 25, 2012, as was ratified by the stockholders of the Company at the Company's annual meeting held on December 10, 2012. There are 7,553,000 stock options outstanding under the 2012 Incentive and Stock Option Plan as of the date of adoption of the 2023 Plan, which are covered under the 2023 Plan, and which was approved by the Company's shareholders on March 31, 2023.

Compensation Governance

Our Compensation Committee is responsible for recommending to our Board of Directors the compensation to be paid to our directors and executive officers. We do not have any formal compensation policies and the practices adopted by the Compensation Committed and our Board of Directors to determine the compensation for our directors and executive officers is described above.

Summary Compensation Table

Michael Mills, our President, Chief Executive Officer and director, Dong Shim, our Chief Financial Officer, Darren Tindale, our former Corporate Secretary and former Chief Financial Officer, and Stephen Hoffman, our Chief Operating Officer, Corporate Secretary and director are NEOs for the purposes of the following disclosure.

The compensation for those NEOs, directly or indirectly, for our most recently completed financial years ended July 31, 2023 and 2022 are as follows:

Name and Principal Position	Fiscal Year	Salary $	Share-based awards $	Option-based awards $	Non-equity incentive plan compensation ($)		Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total compensation $
					Annual incentive plans	Long-term incentive plans			
Michael Mills[1] President, CEO and director	2023	212,505	-	75,059	-	-	-	-	287,564
	2022	284,533	-	93,090	-	-	-	-	377,623
Dong Shim[2] CFO	2023	81,614	-	37,934	-	-	-	-	119,548
	2022	134,693	-	55,333	-	-	-	-	190,026
Darren Tindale[3] Former Secretary and Former CFO	2023	56,647	-	22,136	-	-	-	-	78,783
	2022	87,748	-	21,021	-	-	-	-	108,769
Stephen Hoffman[4] COO, Secretary and Director	2023	185,000	-	75,778	-	-	-	-	260,778
	2022	185,000	-	92,736	-	-	-	-	277,736

Notes:

[1] Mr. Mills was appointed a President and Interim CEO on Aug. 21, 2019. Mr. Mills was elected as a director on January 23, 2020 and was appointed full-time CEO on April 30, 2020.

[2] Mr. Shim was appointed CFO in December 2016. He resigned on March 6, 2017 and was reappointed as interim CEO in August 2017 and resigned on November 14, 2017 when Mr. Clough was appointed as CEO. Mr. Shim was appointed CFO on August 21, 2019.

[3] Mr. Tindale was appointed CFO on March 7, 2017. Mr. Tindale resigned as the CFO on August 21, 2019 and was appointed Corporate Secretary on the same date. Mr. Tindale resigned as Corporate Secretary on June 2, 2023..

[4] Mr. Hoffman was appointed COO on November 15, 2018, was appointed a director on March 1, 2020, and was appointed as Corporate Secretary on June 5, 2023.

During our most recently completed financial years, we did not pay any other executive compensation to our NEOs.

Incentive Plan Awards

The stock options to purchase shares of our common stock that we granted to our NEOs during the fiscal year ended July 31, 2023 was on April 25, 2023 as set out in the table below.

	Date of Option Grant	# of Options	Fair Value $
Michael Mills	April 25, 2023	2,474,000	74,558
Stephen Hoffman	April 25, 2023	2,499,000	75,277
Dong Shim	April 25, 2023	1,300,000	38,582
Darren Tindale	April 25, 2023	700,000	20,305

Outstanding Equity Awards Held by Named Executive Officers at Fiscal Year End

The following table sets forth information as of July 31, 2023, relating to outstanding equity awards held by each NEO:

Outstanding Equity Awards at Year End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (exercise-able)	Number of Securities Underlying Unexercised Options (#) (unexer-ciseable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (CAD$)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Mills[(1)]	100,000	N/A	N/A	0.57	12/10/2023				
	250,000	N/A	N/A	0.88	08/21/2024				
	200,000	N/A	N/A	0.88	01/23/2025				
	275,000	N/A	N/A	0.67	04/30/2025				
	250,000	N/A	N/A	0.68	03/06/2026				
	168,000	56,000	N/A	0.44	11/30/2026				
	1,474,000	1,000,000	N/A	0.065	04/25/2028	N/A	N/A	N/A	N/A

Dong Shim[2]	250,000	N/A	N/A	0.57	12/10/2023				
	250,000	N/A	N/A	0.88	08/21/2024				
	200,000	N/A	N/A	0.67	04/30/2025				
	250,000	N/A	N/A	0.68	03/06/2026				
	950,000	350,000	N/A	0.065	04/25/2028	N/A	N/A	N/A	N/A
Darren Tindale [3]	250,000	N/A	N/A	0.57	12/10/2023				
	250,000	N/A	N/A	0.88	08/21/2024				
	50,000	N/A	N/A	0.67	04/30/2025				
	100,000	N/A	N/A	0.68	03/06/2026				
	650,000	50,000	N/A	0.065	04/25/2028	N/A	N/A	N/A	N/A
Stephen Hoffman [4]	175,000	N/A	N/A	0.57	12/10/2023				
	350,000	N/A	N/A	0.88	08/21/2024				
	250,000	N/A	N/A	0.405	03/01/2025				
	250,000	N/A	N/A	0.67	04/30/2025				
	250,000	N/A	N/A	0.68	03/06/2026				
	168,000	56,000	N/A	0.44	11/30/2026				
	1,499,000	1,000,000	N/A	0.065	04/25/2028	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Mills was appointed a President and Interim CEO on Aug. 21, 2019. Mr. Mills was elected as a director on January 23, 2020 and was appointed full-time CEO on April 30, 2020.

(2) Mr. Shim was appointed CFO in December 2016. He resigned on March 6, 2017 and was reappointed as interim CEO in August 2017 and resigned on November 14, 2017 when Mr. Clough was appointed as CEO. Mr. Shim was appointed CFO on August 21, 2019.

(3) Mr. Tindale was appointed CFO on March 7, 2017. Mr. Tindale resigned as the CFO on August 21, 2019 and was appointed Corporate Secretary on the same date. Mr. Tindale resigned as Corporate Secretary on June 2, 2023.

(4) Mr. Hoffman was appointed COO on November 15, 2018, was appointed as a director on March 1, 2020, and was appointed as Corporate Secretary on June 5, 2023.

Pension Plan Benefits

We have no pension plans that provide for payments or benefits at, following or in connection with retirement.

Director Compensation

The following table set forth information relating to the compensation paid to our non-executive directors for the fiscal year ended July 31, 2023:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)[1]	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Brent Reuter	Nil	—	16,169	—	—	—	16,169
Alexis Podesta	Nil	—	8,978	—	—	—	8,978
Joshua Rosen	Nil	—	2,233	—	—	—	2,233

As at July 31, 2023, our non-executive directors held stock options to acquire an aggregate of 2,150,000 shares of our common stock as follows: Brent Reuter – 1,200,000 stock options; Alexis Podesta – 700,000 stock options; and Joshua Rosen – 250,000 stock options.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of November 10, 2023 by (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our officers and directors, and (iii) our officers and directors as a group. Unless otherwise indicated, it is our understanding and belief that the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [1]	Percentage of Beneficial Ownership
Directors and Officers:		
Michael Mills, President, Chief Executive Officer and Director c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	3,229,000 (2)	2.2 %
Brent Reuter, Director c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	1,050,000 (3)	*
Stephen (Trip) Hoffman, Chief Operating Officer c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	3,318,000 (4)	2.2 %
Dong Shim, Chief Financial Officer and Director c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	2,125,960 (5)	1.4 %
Alexis Podesta, Director c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	550,000 (6)	*
Joshua Rosen, Director c/o Suite 750,1095 West Pender Street Vancouver, British Columbia, Canada, V6E 2M6	61,171,229 (7)	31.9 %
All directors and executive officers as a group (6 persons)	71,444,189 (8)	35.4 %
Major Stockholders:		
Bengal Impact Partners, LLC 6608 E. 2nd St. Scottsdale, AZ 85251	54,164,285 (9)(12)	28.3 %
BAM I, A Series of Bengal Catalyst Fund SPV, LP 6608 E. 2nd St. Scottsdale, AZ 85251	41,250,000 (10)(12)	22.0 %
Sanjay Tolia 6608 E. 2nd St. Scottsdale, AZ 85251	54,830,952 (11)(12)	28.6 %

Notes:

*   Less than one percent.

(1) Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of such security; and (ii) investment power, which includes the power to dispose or direct the disposition of the security. Certain shares of common stock may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares of common stock are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares of common stock outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of common stock of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this Proxy Statement. As of November 10, 2023, there were 146,636,974 shares of common stock of the Company issued and outstanding.

(2) This figure represents (i) 188,000 shares of common stock held by Mr. Mills, (ii) 18,000 shares of common stock held by Mr. Mills' wife, and (iii) stock options to purchase 3,023,000 shares of common stock which have vested or will vest within 60 days of the date hereof.

(3) This figure represents stock options to purchase 1,050,000 shares of common stock which have vested or will vest within 60 days of the date hereof.

(4) This figure represents (i) 70,000 shares of common stock held by Mr. Hoffman, and (ii) stock options to purchase 3,248,000 shares of common stock which have vested or will vest within 60 days of the date hereof.

(5) This figure represents (i) 138,460 shares of common stock held by Mr. Shim, and (ii) stock options to purchase 1,987,500 shares of common stock which have vested or will vest within 60 days of the date hereof.

(6) This figure represents stock options to purchase 550,000 shares of common stock which have vested.

(7) This figure represents (i) 6,944,444 shares of common stock held by Mr. Rosen, (ii) stock options to purchase 62,500 shares of common stock which have vested or will vest within 60 days of the date hereof, (iii) 1,333,333 shares of common stock held by Bengal Impact Partners, LLC (the "Manager"), which Mr. Rosen shares investment control and voting power over the Manager with Sanjay Tolia, (iv) 7,830,952 shares of common stock held by Bengal Catalyst Fund, LP, which is managed by the Manager, (v) BAM I, a Series of Bengal Catalyst Fund SPV, LP ("BAM I"), which is managed by the Manager, purchased from the Company (a) 8% five year convertible debenture in the principal amount of $2,750,000, the principal and interest of which are convertible into shares of common stock at a price of $0.10 per share (the "BAM I Note"), and (b) four year warrants exercisable for 13,750,000 shares of common stock at a price of $0.10 per share (the "BAM I Warrants"), and (vi) pursuant to a certain Nominee Agreement dated February 3, 2023, by and among Mindset Value Fund LP, a Delaware limited liability company, Mindset Value Wellness Fund LP, a Delaware limited partnership, Mindset Capital LLC, a Delaware limited liability company (collectively, the "Mindset Entities"), and the Manager, the Manager has sole voting and dispositive control over an aggregate of (x) 8% five year convertible debentures in the principal amount of $250,000, the principal and accrued interest of which are convertible into shares of common stock at a price of $0.10 per share (the "Mindset Notes"), and (y) four year warrants exercisable for 1,250,000 shares of common stock at a price of $0.10 per share (the "Mindset Warrants"), owned by the Mindset Entities. Except for the 6,944,444 shares of common stock held directly in Mr. Rosen's name, he disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein. Does not take into account any beneficial ownership limitations set forth in the BAM I Note, Mindset Notes, BAM I Warrants and Mindset Warrants, which were waived in February 2023. Also, these figures exclude shares of common stock issuable at the election of BAM I and the Mindset Entities upon conversion of accrued interest (both past and future) into shares of common stock.

(8) This figure represents (i) 16,523,189 shares of common stock, (ii) 15,000,000 shares of common stock issuable upon exercise of warrants, (iii) stock options to purchase 9,921,000 shares of common stock, which have vested or will vest within 60 days of the date hereof, and (iv) 30,000,000 shares of common stock issuable upon conversion of convertible debentures. Mr. Rosen shares investment control and voting power over the Manager with Sanjay Tolia. BAM I is managed by the Manager, which has sole investment control and voting power over the securities held by BAM I. Pursuant to that certain Nominee Agreement dated February 3, 2023, by and among the Mindset Entities and the Manager, the Manager has sole voting and dispositive control over the Mindset Notes and Mindset Warrants. Except for the 6,944,444 shares of common stock held directly in Mr. Rosen's name, he disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein. Does not take into account any beneficial ownership limitations set forth in the BAM I Note, Mindset Notes, BAM I Warrants and Mindset Warrants, which were waived in February 2023. Also, these figures exclude shares of common stock issuable at the election of BAM I and the Mindset Entities upon conversion of accrued interest (both past and future) into shares of common stock.

(9) This figure represents (i) 1,333,333 shares of common stock held directly by the Manager, (ii) 7,830,952 shares of common stock held by Bengal Catalyst Fund, LP, which is managed by the Manager, (iii) BAM I Note in the principal amount of $2,750,000, (iv) BAM I Warrants exercisable for 13,750,000 shares of common stock, (v) Mindset Notes in the principal amount of $250,000, (vi) Mindset Warrants exercisable for 1,250,000 shares of common stock. BAM I is managed by the Manager, which has sole investment control and voting power over the securities held by BAM I. Pursuant to that certain Nominee Agreement dated February 3, 2023, by and among the Mindset Entities and the Manager, the Manager has sole voting and dispositive control over the Mindset Notes and Mindset Warrants. Except for the 1,333,333 shares of common stock held directly by the Manager, the Manager disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein. Does not take into account any beneficial ownership limitations set forth in the BAM I Note, Mindset Notes, BAM I Warrants and Mindset Warrants, which were waived in February 2023. Also, these figures exclude shares of common stock issuable at the election of BAM I and the Mindset Entities upon conversion of accrued interest (both past and future) into shares of common stock.

(10) This figure represents (i) BAM I Note in the principal amount of $2,750,000, and (ii) BAM I Warrants exercisable for 13,750,000 shares of common stock. BAM I is managed by the Manager, which has sole investment control and voting power over securities held by BAM I. The Manager disclaims beneficial ownership of the shares of common stock held by BAM I, except to the extent of its pecuniary interest therein. Does not take into account any beneficial ownership limitations set forth in the BAM I Note and the BAM I Warrants, which were waived in February 2023. Also, these figures exclude shares of common stock issuable at the election of BAM I upon conversion of accrued interest (both past and future) into shares of common stock.

(11) This figure represents (i) 666,667 shares of common stock held directly Mr. Tolia, (ii) 1,333,333 shares of common stock held by the Manager, which Mr. Tolia shares investment control and voting power over the Manager with Joshua Rosen, (iii) 7,830,952 shares of common stock held by Bengal Catalyst Fund, LP, which is managed by the Manager, (iv) BAM I Note in the principal amount of $2,750,000, (v) BAM I Warrants exercisable for 13,750,000 shares of common stock, (vi) Mindset Notes in the principal amount of $250,000, and (vii) Mindset Warrants exercisable for 1,250,000 shares of common stock. BAM I is managed by the Manager, which has sole investment control and voting power over securities held by BAM I. Pursuant to that certain Nominee Agreement dated February 3, 2023, by and among the Mindset Entities and the Manager, the Manager has sole voting and dispositive control over the Mindset Notes and Mindset Warrants. Except for the 666,667 shares of common stock held directly in Mr. Tolia's name, he disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein. Does not take into account any beneficial ownership limitations set forth in the BAM I Note, Mindset Notes, BAM I Warrants and Mindset Warrants, which were waived in February 2023. Also, these figures exclude shares of common stock issuable at the election of BAM I and the Mindset Entities upon conversion of accrued interest (both past and future) into shares of common stock.

(12) This information is based on a Schedule 13D filed with the SEC jointly by Bengal Impact Partners, LLC, Bengal Catalyst Fund, LP, BAM I, a Series of Bengal Catalyst Fund SPV, LP, Josuahn Rosen, and Sanjay Tolia on April 3, 2023, and the Form 4 filed by Bengal Impact Partners, LLC on May 18, 2023.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Except as described herein, none of the following parties (each a "**Related Party**") has had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- any of our directors or officers;
- any person proposed as a nominee for election as a director;
- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Related Party Transactions during the year ended July 31, 2023

	Accounts Payable		Consulting Fees	
Dong Shim (CFO)	$	-	$	81,614
Darren Tindale (Former CFO & Former Corporate Secretary)	$	-	$	56,647
Michael Mills (President & CEO and Director)	$	61,777	$	212,505
Stephen Hoffman (COO)	$	31,704	$	185,000

Included in stock-based compensation for the year ended July 31, 2023 is $238,286 (2022 - $262,180) related to stock options issued to directors and officers of the Company.

Our Board reviews any proposed transaction involving Related Parties and considers whether such transactions are fair and reasonable and in the Company's best interests.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by our current and prior principal accountants:

	2023		2022	
Audit fees	$	329,793	$	279,920
Audit-related fees		12,500		107,560
Tax fees		Nil		Nil
All other fees		Nil		Nil
Total fees paid or accrued to our principal accountants	$	342,293	$	387,480

Audit Fees

Audit fees are the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements, the review of the financial statements included in each of our quarterly reports and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not described in the preceding category.

Tax Fees

Tax fees are billed by our independent auditors for tax compliance, tax advice and tax planning.

All Other Fees

All other fees include fees billed by our independent auditors for products or services other than as described in the immediately preceding three categories.

Pre-Approval of Services by the Independent Auditor

Our policy is to pre-approve all audit and permissible non-audit services performed by the independent accountants. These services may include audit services, audit-related services, tax services and other services. Under our audit committee's policy, pre-approval is generally provided for particular services or categories of services, including planned services, project based services and routine consultations. In addition, the audit committee may also pre-approve particular services on a case-by-case basis. We approved all services that our independent accountants provided to us in the past two fiscal years.

ITEM 15 – EXHIBITS

The following exhibits are filed as part of this Annual Report.

Exhibit No.	Document
2.1[1]	Share Exchange Agreement among Deploy, NMG and NMG Members dated September 14, 2017
2.2[10]	Asset Purchase Agreement between NMG Long Beach, LLC, The Airport Collective, Inc. and Green Light District Holdings, Inc., dated June 19, 2019
2.3[18]	Agreement and Plan of Merger between Body and Mind Inc., DEP Nevada, Inc., BaM Body and Mind Dispensary NJ, Inc., CraftedPlants NJ Corp. and the shareholders of CraftedPlants NJ Corp., dated December 21, 2022
3.1[1]	Articles of Incorporation
3.2[1]	Articles of Merger dated September 17, 2010
3.3[20]	Amended and Restated Bylaws
3.4[1]	Certificate of Amendment dated September 30, 2011
3.5[1]	Certificate of Amendment dated September 2, 2014
3.6[1]	Certificate of Change dated November 11, 2014
3.7[1]	Certificate of Amendment dated April 11, 2017
3.8[1]	Certificate of Amendment dated November 14, 2017
3.9[1]	Certificate of Change dated November 14, 2017
3.10[1]	Articles of Exchange dated December 6, 2017
3.11[1]	Certificate of Correction dated December 6, 2017
4.1[22]	2023 Stock and Incentive Plan

4.2(*)	Description of Registrant's Securities
10.1(1)	Assignment and Novation Agreement dated May 12, 2017
10.2(1)	Amendment to Assignment and Novation Agreement dated November 13, 2017
10.3(1)	Consulting Agreement with TI Nevada dated November 14, 2017
10.4(1)	Consulting Agreement with Toro dated November 14, 2017
10.5(1)	Lease Agreement dated November 10, 2017
10.6(1)	Promissory Note issued by the Company to KAJ Universal Real Estate Investments, LLC dated November 14, 2017
10.7(1)	Promissory Note issued by the Company to MBK Investments, LLC dated November 14, 2017
10.8(1)	Promissory Note issued by the Company to NV Trees, LLC dated November 14, 2017
10.9(1)	Promissory Note issued by the Company to The Rozok Family Trust dated November 14, 2017
10.10(1)	Promissory Note issued by the Company to SW Fort Apache, LLC dated November 14, 2017
10.11(1)	Master Promissory Note issued by the Company to TI Nevada, LLC dated November 14, 2017
10.12(2)	Pepper Lane North LLC - Operating Agreement
10.13(2)	Pepper Lane North LLC – Lease Termination Agreement
10.14(3)	Investment Agreement between Australis Capital Inc. and Body and Mind Inc., dated October 30, 2018
10.15(3)	Form of Amending Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group LLC and the Vendors, dated November 2, 2018
10.16(4)	Letter Agreement between Body and Mind Inc., Green Light District Holdings Inc. and David Barakett, dated November 28, 2018
10.17(4)	Security Agreement between Green Light District Holdings Inc. and Body and Mind Inc., dated November 28, 2018
10.18(4)	Loan Agreement between Body and Mind Inc. and Australis Capital Inc., dated November 28, 2018
10.19(4)	General Security Agreement between Body and Mind Inc. and Australis Capital Inc., dated November 28, 2018
10.20(5)	Membership Interest Purchase Agreement between Nevada Medical Group, LLC, NMG Ohio, LLC and each of the members of NMG Ohio, LLC, dated January 31, 2019
10.21(5)	Investment Agreement between Australis Capital Inc. and Body and Mind Inc., dated January 31, 2019
10.22(6)	Convertible Loan Agreement between DEP Nevada Inc. and Comprehensive Care Group LLC, dated effective March 15, 2019
10.23(6)	Convertible Promissory Note issued by Comprehensive Care Group LLC to DEP Nevada Inc., dated effective March 15, 2019
10.24(6)	Management Agreement between Nevada Medical Group LLC and Comprehensive Care Group LLC, dated effective March 15, 2019
10.25(7)	Agency Agreement, dated May 17, 2019, between Body and Mind Inc., M Partners Inc. and PI Financial Corp.
10.26(7)	Form of Subscription Agreement
10.27(7)	Form of Warrant
10.28(7)	Form of Broker Warrant
10.29(7)	Form of Lock Up Agreement
10.30(8)	Management and Administrative Services between Satellites Dip, LLC and NMG Cathedral City, LLC, dated June 6, 2019
10.31(8)	Equipment Lease Agreement between NMG Cathedral City, LLC and Satellites Dip, LLC, dated June 6, 2019
10.32(8)	Loan and Security Agreement between Satellites Dip, LLC and NMG Cathedral City, LLC, dated June 6, 2019
10.33(9)	Conversion Agreement between Body and Mind Inc. and Australis Capital Inc., dated July 1, 2019

10.34(10)		Settlement and Release Agreement between Body and Mind Inc., NMG Long Beach, LLC, NMG San Diego, LLC, Green Light District Holdings, Inc., The Airport Collective, Inc., David Barakett and SGSD, LLC, dated June 19, 2019
10.35(10)		Amended and Restated Settlement and Release Agreement between Body and Mind Inc., NMG Long Beach, LLC, NMG San Diego, LLC, Green Light District Holdings, Inc., The Airport Collective, Inc., David Barakett and SGSD, LLC, dated June 28, 2019
10.36(10)		Loan Agreement between Green Light District Holdings, Inc. and Body and Mind Inc., dated June 19, 2019
10.37(10)		Trademark and Technology License and Services Agreement between Green Light District Management, LLC, Green Light District Holdings, Inc., The Airport Collective, Inc. and Body and Mind Inc., dated June 19, 2019
10.38(10)		Management Assignment and Assumption Agreement between Green Light District Holdings, Inc., NMG Long Beach, LLC and The Airport Collective, Inc., dated June 19, 2019
10.39(10)		Barakett Consulting Agreement between NMG Long Beach, LLC and David Barakett, dated June 19, 2019
10.40(10)		Contemporaneous Loan Agreement between Green Light District Holdings, Inc. and Body and Mind Inc., dated June 19, 2019
10.41(10)		Assignment and First Amendment to Commercial Lease between Green Road, LLC, David Barakett, SGSD, LLC and NMG San Diego, LLC, dated June 13, 2019
10.42(10)		Litigation Loan and Security Agreement between Green Light District Holdings, Inc. and Body and Mind Inc., dated June 19, 2019
10.43(11)		Settlement and Release Agreement between NMG Cathedral City, LLC and Satellites Dip, LLC, dated November 30, 2019
10.44(11)		Brand Director Agreement between NMG Cathedral City, LLC and Satellites Dip, LLC, dated November 30, 2019
10.45(11)		Brand License Agreement between DEP Nevada Inc. and Satellites Dip, LLC, dated November 30, 2019
10.46(11)		Equipment Purchase Agreement between Satellites Dip, LLC and NMG Cathedral City, LLC, dated November 30, 2019
10.47(11)		First Amendment to Equipment Lease Agreement between NMG Cathedral City, LLC and Satellites Dip, LLC, dated November 30, 2019
10.48(11)		Release & Satisfaction of Loan Agreement between NMG Cathedral City, LLC and Satellites Dip, LLC, dated November 30, 2019
10.49(12)		Amended and Restated Consulting Agreement between Body and Mind Inc., Fairlawn Capital Partners Ltd. and Michael Mills, dated January 18, 2021
10.50(12)		Amended and Restated Consulting Agreement between Body and Mind Inc., Golden Tree Capital Corp. and Dong H. Shim, dated January 18, 2021
10.51(12)		Amended and Restated Employment Agreement between Body and Mind Inc. and Stephen 'Trip' Hoffman, dated January 18, 2021
10.52(25)		Second Amended and Restated Consulting Agreement with Fairlawn Capital Partners Ltd. and Michael Mills, dated effective June 1, 2021
10.53(25)		Second Amended and Restated Consulting Agreement with Golden Tree Capital Corp. and Dong H. Shim, dated effective June 1, 2021
10.54(25)		Second Amended and Restated Employment Agreement with Stephen 'Trip' Hoffman, dated effective June 1, 2021
10.55(13)		Loan Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG Cathedral City, LLC, NGM CA 1, LLC, NMG CA C1, LLC, NMG MI 1, Inc., NMG MI P1, Inc., NMG MI C1, Inc., FG Agency Lending LLC and Bomind Holdings LLC, dated July 19, 2021
10.56(13)		Security Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG Cathedral City, LLC, NGM CA 1, LLC, NMG CA C1, LLC, NMG MI 1, Inc., NMG MI P1, Inc., NMG MI C1, Inc., and FG Agency Lending LLC, dated July 19, 2021

10.57(13)	Pledge Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, and FG Agency Lending LLC, dated July 19, 2021
10.58(13)	Omnibus Collateral Assignment between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, NMG MI 1, Inc., NMG MI C1, Inc., NMG MI P1, Inc., and FG Agency Lending LLC, dated July 19, 2021
10.59(13)	Intercompany Subordinated Demand Promissory Note between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG MI C1, Inc., NMG MI P1, Inc., NMG MI 1, Inc., NMG CA C1, LLC, NMG CA P1, LLC, NMG CA 1, LLC and NMG Cathedral City, LLC, dated July 19, 2021
10.60(13)	Term Note, dated July 19, 2021, issued by Body and Mind Inc. to FG Agency Lending LLC, as agent
10.61(13)	Warrant to Purchase 4,800,000 Common Shares, dated July 19, 2021, issued by Body and Mind Inc. to FG Agency Lending LLC
10.62(13)	Warrant to Purchase 3,200,000 Common Shares, dated July 19, 2021, issued by Body and Mind Inc. to FG Agency Lending LLC
10.63(14)	Membership Interest Purchase Agreement between DEP Nevada, Inc., Canopy Monterey Bay, LLC, Cary Stiebel, Jana Stiebel, Jayme Rivard, Adrian Dermicek and Laurie Johnson, dated November 30, 2021
10.64(14)	Secured Promissory Note in the amount of $2,300,000 between DEP Nevada, Inc. and Cary Stiebel, Jana Stiebel, Jayme Rivard, Adrian Dermicek and Laurie Johnson, dated November 30, 2021
10.65(14)	Security Agreement between Canopy Monterey Bay, LLC and Cary Stiebel, Jana Steibel, Jayme Rivard, Adrian Dermicek and Laurie Johnson, dated November 30, 2021
10.66(14)	Holding Escrow Instructions between DEP Nevada, Inc., Canopy Monterey Bay, LLC, Cary Stiebel, Jana Stiebel, Jayme Rivard, Adrian Dermicek, Laurie Johnson and Secured Trust Escrow, Inc., dated November 30, 2021
10.67(14)	Landlord Consent to Change of Tenant between Ann Marie Bevins and Carol Gay Lavin, the Successor Co-Trustees of the Peter Ralph Lavin Trust U/A DTD August 7, 2006, as amended, Canopy Monterey Bay, LLC and Body and Mind Inc., dated November 30, 2021
10.68(14)	Membership Interest Purchase Agreement between DEP Nevada, Inc., and Cary Stiebel, dated November 30, 2021
10.69(15)	Amendment No. 1 to Loan Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG Cathedral City, LLC, NMG CA 1, LLC, NMG CA P1, LLC, NMG CA C1, LLC, NMG MI 1, Inc., NMG MI P1, Inc., NMG MI C1, Inc., FG Agency Lending LLC and Bomind Holdings LLC, dated November 30, 2021
10.70(16)	Amendment No. 2 to Loan Agreement between Body and Mind Inc., DEP Nevada Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG Cathedral City, LLC, NGM CA 1, LLC, NMG CA C1, LLC, NMG MI 1, Inc., NMG MI P1, Inc., NMG MI C1, Inc., FG Agency Lending LLC and Bomind Holdings LLC, dated June 14, 2022
10.71(16)	Warrant to Purchase 1,000,000 Common Shares, dated June 14, 2022, issued by Body and Mind Inc. to Bomind Holdings LLC
10.72(17)	First Amendment to Membership Interest Purchase Agreements between DEP Nevada, Inc., Canopy Monterey Bay, LLC, Cary Stiebel, Jana Stiebel, Jayme Rivard, Adrian Dermicek and Laurie Johnson, dated June 17, 2022.
10.73(18)	Limited Waiver and Amendment to Loan Agreement between Body and Mind Inc., DEP Nevada, Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG MI C1, Inc., NMG MI P1, Inc., NMG MI 1, Inc., NMG CA C1, LLC, NMG CA P1, LLC, NMG CA 1, LLC and NMG Cathedral City, LLC, FG Agency Lending LLC and Bomind Holdings LLC, dated December 12, 2022
10.74(18)	Consent and Amendment to Loan Agreement between Body and Mind Inc., FG Agency Lending LLC and Bomind Holdings LLC, dated December 16, 2022
10.75(18)	Form of Securities Purchase Agreement between Body and Mind Inc. and each of BAM I, A Series of Bengal Catalyst Fund SPV, LP, Mindset Value Fund LP and Mindset Value Wellness Fund LP, dated December 19, 2022

10.76[(18)]		Form of Debenture, dated December 19, 2022, issued by Body and Mind Inc. to each of BAM I, A Series of Bengal Catalyst Fund SPV, LP, Mindset Value Fund LP and Mindset Value Wellness Fund LP
10.77[(19)]		Form of Warrant, dated December 19, 2022, issued by Body and Mind Inc. to each of BAM I, A Series of Bengal Catalyst Fund SPV, LP, Mindset Value Fund LP and Mindset Value Wellness Fund LP
10.78[(18)]		Registration Rights Agreement between Body and Mind Inc., BAM I, A Series of Bengal Catalyst Fund SPV, LP, Mindset Value Fund LP and Mindset Value Wellness Fund LP, dated December 19, 2022
10.79[(18)]		Subordination Agreement BAM I, A Series of Bengal Catalyst Fund SPV, LP, Mindset Value Fund LP and Mindset Value Wellness Fund LP, Body and Mind Inc., DEP Nevada, Inc., Nevada Medical Group, LLC, NMG OH 1, LLC, NMG OH P1, LLC, NMG Long Beach, LLC, NMG MI C1, Inc., NMG MI P1, Inc., NMG MI 1, Inc., NMG CA C1, LLC, NMG CA P1, LLC, NMG CA 1, LLC and FG Agency Lending LLC, dated December 19, 2022
10.80[(*)]		Convertible Credit Facility Agreement by and among NMG IL 1, LLC and DEP Nevada, Inc., dated December 26, 2019
10.81[(*)]		Convertible Credit Facility Agreement by and among NMG IL 4, LLC and DEP Nevada, Inc., dated December 26, 2019
10.82[(*)]		Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 1, LLC, dated December 26, 2019
10.83[(*)]		Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 4, LLC, dated December 26, 2019
10.84[(*)]		First Amended Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 1, LLC, dated December 2, 2022
10.85[(*)]		First Amended Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 4, LLC, dated December 2, 2022
10.86[(21)]		Stock Purchase Agreement between Big Bhang Events, LLC, NMG MI 1, Inc. and DEP Nevada, Inc., dated April 14, 2023
10.87[(21)]		Management Services Agreement between Big Bhang Events, LLC and NMG MI 1, Inc., dated April 14, 2023
10.88[(23)]		Equity Purchase Agreement by and among FarmaceuticalRX, LLC, NMG OH 1, LLC and DEP Nevada, Inc., dated July 21, 2023
10.89[(23)]		Agreement by and among FarmaceuticalRX, LLC and DEP Nevada, Inc., dated July 21, 2023
10.90[(23)]		Consent Agreement by and among Body and Mind Inc., DEP Nevada, Inc., NMG OH 1, LLC, FG Agency Lending LLC and Bomind Holdings LLC, dated July 21, 2023
10.91[(24)]		Membership Interest Purchase Agreement by and among DEP Nevada, Inc., NMG OH P1, LLC and LMTB LLC, dated September 5, 2023
10.92[(24)]		Agreement by and between DEP Nevada, Inc., NMG OH P1, LLC and LMTB LLC, dated September 5, 2023
10.93[(24)]		Consent Agreement by and among Body and Mind Inc., DEP Nevada, Inc., NMG OH P1, LLC, FG Agency Lending, LLC and Bomind Holdings LLC, dated September 11, 2023
21.1(*)		Subsidiaries of Body and Mind Inc.
23.1(*)		Consent of Independent Auditors, Sadler, Gibb & Associates, LLC
31.1(*)		Certification of Chief Executive Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).
31.2(*)		Certification of Chief Financial Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).
32.1(**)		Certifications pursuant to the Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(1)		Form of Voluntary Pooling Agreement with NMG Members
99.2(1)		Escrow Agreement with principals of Deploy dated November 10, 2017
99.3(1)		Form of Pooling Agreement with certain securityholders of the Company
99.4(1)		Amendment to Pooling Agreement with certain securityholders of the Company
99.5(1)		Certification as Medical Marijuana Cultivation Establishment dated November 5, 2017

99.6(1)	Certification as Medical Marijuana Production Establishment dated December 10, 2017
99.7(1)	Conditional Cultivation Business License dated January 1, 2018
99.8(1)	Conditional Production Business License dated January 1, 2018
99.9(1)	Clark County Limited Cultivation Business License dated January 1, 2018
99.10(2)	Conditional Cultivation Business License dated July 1, 2018
99.11(2)	Conditional Production Business License dated July 1, 2018
99.12(2)	Nevada State Business License for NMG dated January 30, 2018
99.13(2)	State of Nevada Medical Marijuana Cultivation Registration Certificate
99.14(2)	State of Nevada Medical Marijuana Production Registration Certificate
99.15(2)	State of Nevada Marijuana Cultivation Facility License
99.16(2)	State of Nevada Marijuana Product Manufacturing License
99.17(11)	Consulting Agreement between Body and Mind Inc., Fairlawn Capital Partners Ltd. and Michael Mills, dated August 21, 2019
99.18(11)	Consulting Agreement between Body and Mind Inc., Toro Pacific Management Inc. and Leonard Clough, dated August 21, 2019
99.19(11)	Consulting Agreement between Body and Mind Inc., Golden Tree Capital Corp. and Dong H. Shim, dated August 21, 2019
99.20(11)	Consulting Agreement between Body and Mind Inc., Stonerock Financial Ltd. and Darren Tindale, dated August 21, 2019
99.21(11)	Employment Agreement between Body and Mind Inc. and Stephen 'Trip' Hoffman, dated effective November 15, 2018
101.INS(*)	XBRL Instance Document
101.SCH(*)	XBRL Taxonomy Extension Schema Document
101.CAL(*)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(*)	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB(*)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(*)	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Pate Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Notes:

(*)   Filed herewith.

(**) Furnished herewith.

(1)   Previously filed as an exhibit to our Form 10 filed with the SEC on June 1, 2018.

(2)   Previously filed as an exhibit to our Form 10 filed with the SEC on October 30, 2018.

(3)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 5, 2018

(4)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 4, 2018

(5)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 6, 2019

(6)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 21, 2019

(7)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 22, 2019

(8)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 11, 2019

(9)   Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 8, 2019

(10) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 18, 2019

(11) Previously filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on December 23, 2019

(12) Previously filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on February 1, 2021

(13) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 23, 2021

(14) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 6, 2021

(15) Previously filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on December 15, 2021

(16) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 21, 2022

(17) Previously filed as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on June 21, 2022

(18) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 23, 2022

(19) Previously filed as an exhibit to our Current Report on Form 8-K/A filed with the SEC on January 17, 2023
(20) Previously filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on January 17, 2023
(21) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 19, 2023
(22) Previously filed as an exhibit to our Form S-8 registration statement filed with the SEC on June 30, 2023
(23) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 26, 2023
(24) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 12, 2023
(25) Previously filed as an exhibit to our Annual Report on 10-K filed with the SEC on November 19, 2021

ITEM 16 – FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BODY AND MIND INC.

Dated: November 13, 2023   By:*/s/ Michael Mills*
         Michael Mills,
         President, Chief Executive Officer and
         Director
         (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

         By:*/s/ Michael Mills*
Dated: November 13, 2023   Michael Mills,
         President, Chief Executive Officer and
         Director
         (Principal Executive Officer)

Dated: November 13, 2023   By: */s/ Dong Shim*
         Dong H. Shim,
         Chief Financial Officer
         (Principal Financial Officer and
         Principal Accounting Officer)

Dated: November 13, 2023   By:*/s/ Stephen Hoffman*
         Stephen Hoffman,
         Chief Operating Officer and Director

Dated: November 13, 2023   By:*/s/ Alexis Podesta*
         Alexis Podesta, Director

Dated: November 13, 2023   By:*/s/ Brent Reuter*
         Brent Reuter, Director

Dated: November 13, 2023   By:*/s/ Joshua Rosen*
         Joshua Rosen, Director

Notice Concerning Exhibits

The following exhibits (each, an "Exhibit") that were filed or furnished with the 2023 Form 10-K are not included herewith:

1. Exhibit 4.2 – Description of Registrant's Securities;
2. Exhibit 10.80 – Convertible Credit Facility Agreement by and among NMG IL 1, LLC and DEP Nevada, Inc., dated December 26, 2019;
3. Exhibit 10.81 - Convertible Credit Facility Agreement by and among NMG IL 4, LLC and DEP Nevada, Inc., dated December 26, 2019;
4. Exhibit 10.82 – Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 1, LLC, dated December 26, 2019;
5. Exhibit 10.83 - Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 4, LLC, dated December 26, 2019;
6. Exhibit 10.84 – First Amended Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 1, LLC, dated December 2, 2022;
7. Exhibit 10.85 - First Amended Membership Interest Purchase Agreement by and between DEP Nevada, Inc. and Big Stone Illinois, LLC with respect to NMG IL 4, LLC, dated December 2, 2022;
8. Exhibit 21.1 – Subsidiaries of Body and Mind Inc.;
9. Exhibit 23.1 -Consent of Independent Auditors, Sadler, Gibb & Associates, LLC;
10. Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a);
11. Exhibit 31.2 - Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a); and
12. Exhibit 32.1 – Certifications pursuant to the Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

If you would like to receive a printed copy of any Exhibit, please contact Michael Mills, Chief Executive Officer, at Suite 750, 1095 West Pender Street, Vancouver, British Columbia, Canada, V6E 2M6, or by sending an email to ir@bodyandmind.com. If sending an email and you are a beneficial owner, your request must set forth a good faith representation that, as of February 2, 2024, you were a beneficial owner of shares of common stock entitled to vote at the annual meeting of the Company's stockholders to be held on March 28, 2024, as well as your name and address. The Company will furnish any requested Exhibit upon receiving the payment of US$0.05 per page plus applicable United States Postal Service postage fees. Copies of Exhibits are also available free of charge on the SEC's website (http://www.sec.gov).